As filed with the Securities and Exchange Commission on July 24, 2007.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CLAYMONT STEEL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	3312	20-2928495
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David Clark

Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kimberly A. Taylor, Esq. Morgan, Lewis & Bockius LLP One Oxford Centre Thirty-Second Floor Pittsburgh, Pennsylvania 15219 (412) 560-3300 Fax: (412) 560-7001	Ronald S. Brody, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200 Fax: (212) 354-8113

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee $
Common Stock par value $0.001 per share	$125,000,000	$3,837.50

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes amounts attributable to shares of common stock that may be purchased by the underwriters to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY     , 2007

Claymont Steel Holdings, Inc.

                     Shares

Common Stock

H.I.G. Capital LLC, Inc., our 42.6% stockholder, is offering          shares of our common stock. We will not receive any of the proceeds from the sale of the shares being sold by H.I.G. Capital. Our common stock is listed on the Nasdaq Global Market under the symbol “PLTE.” The last reported sale price of our common stock on July 20, 2007 was $23.33 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 10.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to H.I.G. Capital LLC, Inc.	$	$

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.I.G. Capital LLC, Inc., has granted the underwriters a 30-day option to purchase up to an additional shares of common stock to cover over-allotments.

The underwriters expect to deliver shares of common stock to purchasers on or about                     , 2007.

Jefferies & Company

The date of this Prospectus is                     , 2007.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may provide to you. We and the Selling Stockholder have not authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus that we may provide to you. The Selling Stockholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, the “Company,” “we,” “us,” and “our” refer to Claymont Steel Holdings, Inc., a Delaware corporation and the issuer of our common stock, our subsidiary Claymont Steel, Inc. (formerly CitiSteel USA, Inc.) and its subsidiary CitiSteel PA, Inc., the term “Holdings” refers solely to Claymont Steel Holdings, Inc. and the term “Claymont Steel” refers solely to Claymont Steel, Inc.

i

PROSPECTUS SUMMARY

This summary highlights certain information concerning our business and this offering contained elsewhere in this prospectus. This summary is not complete and it does not contain all of the information that may be important to you and to your investment decision. You should carefully read the entire prospectus, including “Risk Factors,” our financial statements, the notes to our financial statements and the other financial information appearing elsewhere in this prospectus before deciding to invest in our common stock.

Our Company

We are the only non-union mini-mill focused on the manufacture and sale of custom discrete steel plate in North America. Our business is customer service oriented in that we focus on small order quantities, short lead times and non-standard dimensions. This orientation, along with our superior product quality, differentiates us from both commodity steel plate manufacturers and our competition in the custom discrete steel plate market. Our manufacturing capabilities enable us to efficiently provide steel plate in non-standard dimensions to customers with distinct product and service needs. Our production capabilities are complemented by our knowledgeable sales force, meticulous quality assurance process, flexible scheduling system and reliable product delivery. Our ability to provide custom sizes, superior customer service, small order quantities and short lead times allows us to obtain premium pricing as compared to commodity steel plate manufacturers and has also garnered us top rankings in end-user customer satisfaction in the steel plate industry every year since 2001 according to the annual survey conducted by Jacobson & Associates, a recognized steel industry consulting firm.

We have the capacity to produce over 500,000 tons of steel plate annually and we believe we are a low-cost producer of custom steel plate in our primary target market. Our well-maintained facility in Claymont, Delaware conducts a full range of steel-making activities, utilizing an electric arc furnace, slab caster and rolling mill.

In 2001, we transitioned our business focus to producing commodity steel plate to producing primarily higher margin custom discrete steel plate and being customer service oriented. Following the implementation of these initiatives which included an upgrade and reorientation of our facility, equipment, processes and sales and customer service staff, we have increased our total shipments, custom discrete steel plate shipments and direct sales to end-users, as detailed in the table below.

	Year Ended December 31,
Tons Shipped:	2004	2005	2006
Total	343,758	336,611	395,025	(1)

Product Mix:
Custom Steel Plate	253,615	240,570	252,997
Commodity Steel Plate	90,143	96,041	142,028

Customer Mix:
End-Users	199,504	188,264	207,445
Service Centers	144,254	148,347	187,580

(1)	Total does not include toll processing of 12,158 tons rolled in 2006.

We have a loyal customer base and a high level of customer retention. Our customer base includes, among others, service centers, bridge fabricators, tool and die manufacturers, railcar manufacturers and general fabricators. As a result of our niche focus, commitment to customer service and high product quality, we estimate that we have been able to capture approximately 20% of the custom discrete steel plate market east of the Rocky Mountains.

Market Opportunity

We believe that the supply and demand dynamics in the custom discrete steel plate market will continue to be attractive. The end-markets for custom discrete steel plate are widely varied and include bridges, tools and dies, railcars, oil and gas pipe, heavy equipment, telecommunications towers and other industrial applications. According to various industry sources, many of these markets have exhibited robust demand in recent years, driving strong demand for steel plate that we believe will continue through 2008. Based on these industry sources, we believe that bridge fabricators will increase their orders significantly over the next five years due to the passage of the latest Federal transportation act and highway spending bill. We also believe that demand for steel plate used in the replacement and expansion of oil and gas pipelines will increase significantly in coming years. We believe that the strength and diversity of these end-markets are largely responsible for the steady growth in demand for custom discrete steel plate. While the demand for steel plate is expected to remain strong, we believe that production capacity in the North American market will remain constant. Due to market and regulatory conditions, as well as published reports by domestic steel manufacturers regarding their expansion plans, we believe that there is currently only one new steel plate mill expected to come online in the United States. Further, we believe importers of steel plate have difficulty competing in the custom product, small quantity, short lead time market that we target.

We are pursuing opportunities to provide our customers with additional value-added services to increase our profitability per ton for custom discrete steel plate. For example, in 2005 we began providing our customers with custom plate burning, which consists of cutting plate into configured shapes and sizes to meet customer needs. Custom-burned plate sells at an average premium of $218 per ton to discrete steel plate based on 2006 prices. Custom plate burning has traditionally been performed by service centers or by customers in-house. However, burning configured parts at our mill benefits both us and the customer because the significant amount of high-grade scrap that results from the process can be reinserted directly into our melt shop, while resulting in a lower cost to the customer by eliminating the freight and handling costs and mark-up associated with shipping this excess steel to the processing location, then to a scrap dealer and then back to the mill. Similar opportunities exist to produce heat treated plate, another value-added service commonly requested by customers. These value-added services appeal to customers who prefer to purchase steel plate from a single supplier that has the ability to provide manufacturing, burning and treatment options to meet their specifications.

Business Strengths

We believe that we have the following competitive strengths:

•

Niche Market Focus with Limited Competition. We focus specifically on serving customers with distinct needs in the discrete steel plate market. Our products are delivered in a more timely fashion, with less lead time and provide more value to our customers than non-standard sizes purchased from manufacturers with a broader focus. Custom sizes comprise approximately 74% of our production, which limits our primary competition to a single integrated (i.e., non mini-mill) producer that is focused principally on serving the commodity steel market. In addition, substantially all of the steel plate imported to the United States is in standard sizes and therefore does not compete directly with the majority of our products.

•

Production Facility Optimized for Low Cost Production in Market Niche. Our production facility is specifically configured to produce steel plate, in non-standard dimensions, in small order quantities, with short lead times. Unlike continuous mills, which are focused on high volume, continuous runs of commodity plate, our mill is designed to give us the flexibility to schedule individual orders efficiently. Our rolling mill produces thicker, wider and longer plate than that produced by commodity plate manufacturers, and our plant is well-suited for rapid custom order throughput. We believe our mill configuration allows us to be a low-cost producer in our target market.

•

Non-Union Workforce. Our non-union workforce provides us with significant cost and flexibility advantages. Unlike mills that employ unionized labor, we are able to optimize our headcount to run as efficiently as possible. Many of our skilled workers can perform multiple job functions, allowing for flexibility in scheduling and rapid changes in production schedules, which we believe would not be possible under many union contracts. In addition, our employees are promoted and rewarded based on performance, which allows us to attract and retain the best employees in key positions.

•

Focus on Superior Customer Service. We believe we provide the highest level of customer service and employ the most knowledgeable sales force in the industry. According to Jacobson & Associates, an industry recognized consulting firm, we have had top rankings in end-user customer satisfaction among all North American producers of steel plate in every annual survey since 2001. An important differentiating component in providing high quality service is our highly-trained salespeople who spend significant time collaborating with our customers.

•

Loyal and Diverse Customer Base. We have a very strong base of key customers, with no single customer accounting for more than 5% of sales in 2006, and our top 15 customers accounting for 30% of our sales, in 2006. These key customers have an average tenure with us of more than ten years.

•

Low Cost Scrap Sourcing. We believe that our scrap sourcing practices, combined with our scrap rich geographic location, enable us to purchase steel scrap at significantly lower prices than many other steel producers. Because we buy smaller quantities of scrap and can accommodate a wide range of scrap grades, we believe we have a significant advantage in securing low cost scrap. In addition, our proximity to scrap yards in the Delaware Valley provides us great selection, low pricing and inexpensive delivery of our scrap. We believe we realized an average cost advantage over larger steel plate producers of approximately $9 per scrap ton since 2004.

•

Significant Barriers to Entry. There are significant barriers to entry to our market niche primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. Based on these factors and published reports by domestic steel manufacturers regarding their expansion plans, we believe that there is currently only one new steel plate mill expected to come online in the United States. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

•

Experienced Management Team. We have a strong and experienced management team with significant experience in the steel industry. On average, our management team has over 21 years of experience in the steel industry and is led by our Chief Executive Officer, Jeff Bradley, who, prior to joining us, spent 22 years with Worthington Industries, a steel processing and steel products company with approximately $3.0 billion in annual revenue. Members of our management team were responsible for engineering our transition to a custom, service-oriented mini-mill and have a strong track record of driving continuous improvement in the business.

Business Strategy

We intend to profitably grow our business by pursuing the following strategies:

•

Expand Into New Markets. We believe that identifying and entering new markets is critical for our continued growth. We entered the West Coast market which we believe to be underserved, particularly for “Buy American” contracts. Under “Buy American” programs, federal projects and state projects that have been granted federal funds require contractors to purchase materials that are manufactured domestically. Oregon Steel is the major competitor in the West Coast and it sources a significant portion of its slabs from foreign sources which disqualifies the resulting plate from “Buy American” contracts. Sales in this region have grown from 6,000 tons in 2004 to 14,000 tons in 2005 and over

23,000 tons in 2006. We expect to ship over 40,000 tons to this market by 2008. We have also entered the specialty segment of the growing oil and gas steel pipe market and sold approximately 6,000 tons in 2006.

•

Expand Higher Margin, Value-Added Service Offerings. We plan to continue to expand our custom plate burning service offering, which consists of cutting plate into configured shapes and sizes to meet specific customer requirements. This is a high value-added service as it eliminates the need for our customers to purchase their plate from service centers or burn plate themselves in-house. In 2006 we sold approximately 15,100 tons of custom-burned plate parts at a selling price of approximately $1,017 per ton (an average premium of $234 over commodity plate prices), and expect to sell 30,000 tons by the end of 2007. In the first quarter of 2007, we shipped 5,593 tons of custom-burned product. In addition to custom burning, other opportunities exist to provide value-added services such as producing heat treated plate. Increasing this higher margin business would enable us to increase profit without the need to increase production capacity.

•

Increase Mill Capacity and Production Efficiency. We increased our annual mill production capacity from 300,000 tons in 2001 to over 350,000 tons in 2004 (on a three shift basis) with no additional headcount or labor hours and no significant capital investment. This increase was largely due to process improvements, such as increasing our overall yield of finished steel plate from melt shop input from 71% to 73%, reducing the rejection rate from 7% to less than 0.5%, and significantly reducing mill downtime. Since June of 2005, we have implemented over $22.8 million of capital improvements, significantly overhauled the plant maintenance organization, and added a fourth crew to reduce overtime costs. Additionally, we have identified other opportunities to increase capacity in our melt shop and plate mill, and we have identified cost reduction opportunities that are expected to generate approximately $3.0 million of incremental annual cost savings by the end of 2007.

•

Further Penetrate Existing Markets. We believe that we have the opportunity to gain additional share in our current markets. Management has identified a list of target accounts that buy steel plate from our competitors. We believe that we can service these customers’ needs more economically and effectively. In 2006, we had 27 new custom plate burning customer relationships with first orders of 5,292 tons and potential of 15,400 tons. We also had 72 new standard plate customer relationships with first orders of 6,061 tons and potential of 249,500 tons. During the first quarter of 2007, we had 8 new custom plate burning customer relationships with first orders of 657 tons and potential of 2,150 tons. We also had 28 new standard plate customer relationships with first orders of 7,002 tons and potential of 53,200 tons.

Risk Factors

Our ability to execute our strategy is subject to numerous risks as discussed more fully in the “Risk Factors” section of this prospectus. These risks include: the cyclical nature of the steel industry and the industries we serve; the availability and cost of scrap, other raw materials and energy; the level of global demand for steel; the level of imports of steel into the United States; excess global steel capacity and the availability of competitive substitute materials; intense competition in the steel industry; currency fluctuations; environmental regulations; work stoppages and equipment failures; and the loss of key personnel.

Any of these risks could adversely affect our financial condition and results of operations. In addition, we have a substantial level of indebtedness and negative stockholders’ equity. Investment in our common stock involves these and other risks. You should read and consider carefully the information set forth in “Risk Factors” and all other information set forth in this prospectus, before deciding whether to invest in our common stock.

Our Principal Stockholder

Upon completion of our initial public offering in December 2006, H.I.G. Capital LLC, Inc. owned 7,486,303 shares of our common stock (representing 42.6% of all common stock outstanding). H.I.G. Capital is offering                      shares in this offering and has granted the underwriters a 30-day option to purchase up to              additional shares of common stock to cover over-allotments. After this offering, H.I.G. Capital will own     % of all of our outstanding common stock and     % if the over-allotment option is exercised in full. H.I.G. Capital is a Miami, Florida based private equity firm managing more than $3.0 billion in equity capital. H.I.G. Capital seeks to acquire market leading firms with annual revenues between $25.0 and $500.0 million. Since its founding in 1993, H.I.G. Capital has acquired more than 50 companies with combined revenues in excess of $5.0 billion. H.I.G. Capital’s investors include leading financial institutions, insurance companies, university endowments and pension funds in the United States and Europe.

Corporate Information

Holdings was incorporated in Delaware in May 2005 as H.I.G. SteelCo Holdings, Inc. In June 2006, H.I.G. SteelCo Holdings, Inc. was renamed CitiSteel USA Holdings, Inc. and in August 2006 was renamed Claymont Steel Holdings, Inc. Holdings’ primary asset is 100% of the capital stock of Claymont Steel, through which we operate our business. Our principal offices are located at 4001 Philadelphia Pike, Claymont, Delaware 19703-2794. We can be reached by phone at (800) 677-3769 and our website address is www.claymontsteel.com. Information on our website is not a part of this prospectus.

The Offering

Common stock offered by selling stockholders	shares

Common stock to be outstanding after the offering	17,566,754 shares(1)

Use of proceeds	We will not receive any of the proceeds from the sale of the shares by H.I.G. Capital.

Nasdaq Global Market Symbol	“PLTE”

Dividend policy	Although we have paid cash dividends in the past, we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

(1)

Excludes 268,817 shares of common stock issuable upon the exercise of options or settlement of restricted stock unit awards granted to our directors, executive officers and key employees and 181,183 additional shares of common stock reserved for issuance under our stock incentive plan.

Summary Historical

Financial and Operating Data

On June 10, 2005, in accordance with the terms of a stock purchase agreement entered into on April 29, 2005, we acquired Claymont Steel. Pursuant to the stock purchase agreement, our wholly-owned subsidiary, H.I.G. SteelCo, Inc., purchased all of the outstanding capital stock of Claymont Steel from CITIC USA Holding, Inc. for $74.4 million plus working capital and other adjustments, resulting in an aggregate purchase price of $105.5 million. Immediately following the closing of the transactions contemplated by the stock purchase agreement, H.I.G. SteelCo, Inc. was merged with and into Claymont Steel. Following this merger, we became Claymont Steel’s sole stockholder. We refer to this transaction as the “Acquisition” in this prospectus.

In this “Summary Historical Financial and Operating Data” section and in the other financial presentations contained in this prospectus, including “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and accompanying notes included elsewhere in this prospectus, the terms the “Company,” “we,” “us,” and “our” refer to Holdings and its subsidiaries on a consolidated basis, the term “Claymont Steel” refers to Claymont Steel, Inc. and its subsidiary, the term “predecessor” refers to Claymont Steel and its subsidiary prior to its acquisition by Holdings, which we refer to as the Acquisition, and the term “successor” refers to Holdings and its subsidiaries subsequent to acquisition of Claymont Steel.

The following table presents summary historical consolidated financial and operating data. The summary historical consolidated statement of operations data for the year ended December 31, 2003 has been derived from, and should be read together with, Claymont Steel’s audited consolidated financial statements and accompanying notes not included in this prospectus. The summary historical consolidated statement of operations data for the year ended December 31, 2004 and for the period from January 1 to June 9, 2005 has been derived from, and should be read together with, Claymont Steel’s audited consolidated financial statements and accompanying notes incorporated by reference. The summary historical statement of operations data for the period from June 10, 2005 to December 31, 2005 and for the year ended December 31, 2006 has been derived from, and should be read together with, our audited consolidated financial statements and accompanying notes incorporated by reference. The summary historical statement of operations data for each of the thirteen weeks ended April 1, 2006 and March 31, 2007 and the balance sheet data as of March 31, 2007 have been derived from, and should be read together with, our unaudited consolidated financial statements and accompanying notes incorporated by reference.

In addition, you should read the following summary information in conjunction with “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

	Predecessor			Successor
	Year Ended December 31,		January 1 to June 9, 2005	June 10 to December 31, 2005	Year Ended December 31, 2006		Thirteen Weeks Ended
	2003	2004					April 1, 2006	March 31, 2007
	(dollars in thousands, except for other operating data and per share data)
Statement of Operations Data:
Sales	$108,510	$239,556	$128,687	$149,683	$333,408		$81,340	$84,777
Cost of sales	109,075	167,029	78,762	114,136	233,170		55,642	63,860
Selling and administrative expenses	5,579	8,303	2,535	8,041	20,572		2,750	4,143
Income (loss) from operations	(6,144)	64,224	47,390	27,506	79,666		22,948	16,774
Net income (loss)	(6,748)	41,969	30,035	10,885	31,996		11,384	(8,860)
Net income (loss) per share—basic	$(7,484)	$41,081	$30,035	$0.97	$2.80		$1.00	$(0.51)
Net income (loss) per share—diluted	$(7,484)	$41,081	$30,035	$0.96	$2.79		$1.00	$(0.50)
Weighted average common shares outstanding—basic	1,000	1,000	1,000	11,241,303	11,407,770		11,241,302	17,510,165
Weighted average common shares outstanding—diluted	1,000	1,000	1,000	11,316,754	11,476,067		11,316,754	17,808,931

Other Operating Data:
Tons shipped	290,777	343,758	148,309	188,440	395,025		99,239	101,128
Sales per ton	$373	$697	$868	$794	837	(1)	$820	$838

Other Financial Data:
Capital expenditures	$1,572	$1,638	$416	$5,926	$11,884		$4,394	$4,969
EBITDA(2)	(1,095)	69,108	49,206	29,286	84,083		23,734	18,066
Adjusted EBITDA(2)	(1,095)	69,108	49,206	43,307	84,342		23,734	18,229

As of March 31, 2007
Balance Sheet Data:
Cash and cash equivalents	$1,259
Investment securities	5,089
Accounts receivable, net	48,915
Inventories	48,553
Property, plant and equipment, net	28,124
Total assets	149,850
Total liabilities	199,716
Total stockholder’s deficit	(49,866)

(1)	Sales per ton for the year ended December 31, 2006 exclude toll processing sales of $2.8 million for 12,158 tons rolled.
(2)

EBITDA, which we define as earnings before interest (income) expense, net, income tax (benefit) expense, depreciation and amortization and Adjusted EBITDA, which we define as earnings before interest (income) expense, net, income tax (benefit) expense, depreciation and amortization as adjusted to remove purchase accounting charges related to the Acquisition are not measures of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•

they do not reflect significant interest expense, or the cash requirements necessary to service interest or principal payments on our revolving credit facility, the Holdings Notes, or the Claymont Steel floating rate notes;

•	they do not reflect payments made or future requirements for income taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

•	because not all companies use identical calculations, our presentations of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

We believe, however, that EBITDA and Adjusted EBITDA are a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization. We believe that EBITDA and Adjusted EBITDA are useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use it as a measure of financial performance and debt service capabilities;

•

it facilitates our management in measuring operating performance of our business because it assists us in comparing our operating performance on a consistent basis since it removes the impact of items not directly resulting from our operations;

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures; and

•	it is used by our board of directors and management for determining certain management compensation targets and thresholds.

The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income (loss):

	Predecessor			Successor
	Year Ended		January 1 to June 9, 2005	June 10 to December 31, 2005	Year Ended December 31, 2006	Thirteen Weeks Ended
	2003	2004				April 1, 2006	March 31, 2007
	(in thousands)
Net income (loss)	$(6,748)	$41,969	$30,035	$10,885	$31,996	$11,384	$(8,860)
Interest (income) expense, net	897	521	(228)	10,664	27,050	4,970	30,449
Income tax (benefit) expense	(147)	21,881	17,583	6,058	20,758	6,733	(4,815)
Depreciation & amortization(i)	4,903	4,737	1,816	1,679	4,279	647	1,292

EBITDA	(1,095)	69,108	49,206	29,286	84,083	23,734	18,066
Non-cash compensation(ii)	—	—	—	—	259	—	163
Charge to cost of sales(iii)	—	—	—	14,021	—	—	—

Adjusted EBITDA	$(1,095)	$69,108	$49,206	$43,307	$84,342	$23,734	$18,229

(i)

Depreciation and amortization includes depreciation on fixed assets and amortization of intangible assets. Amortization of deferred financing costs is added back to net income as part of interest expense.

(ii)	Represents non-cash compensation as a result of vesting of stock options and restricted stock awards under the Company’s equity compensation programs.
(iii)

Represents a charge to cost of sales to account for a non-recurring inventory adjustment related to the write up of finished goods to fair value, as required under purchase accounting for the Acquisition, and the subsequent charge to cost of sales for the portion of finished goods sold during the June 10, 2005 to December 31, 2005 period.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information contained in this prospectus before making an investment decision. Any of the following risks could materially adversely affect our business, financial condition, results of operations or liquidity. In such event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our level of production and our sales and earnings are subject to significant fluctuations as a result of the cyclical nature of the steel industry and the industries we serve.

The price of steel and steel products may fluctuate significantly due to many factors beyond our control. This fluctuation directly affects the levels of our production and our sales and earnings. The steel industry is highly cyclical, influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. dollar, worldwide production capacity, levels of steel imports and applicable tariffs, as well as general economic conditions and the condition of certain other industries. The demand for steel products is generally affected by macroeconomic fluctuations in the United States and global economies in which steel companies sell their products. Future economic downturns, stagnant economies or currency fluctuations in the United States or globally could decrease the demand for our products or increase the amount of imports of steel into the United States, either of which would decrease our sales, margins and profitability.

In addition, a disruption or downturn in the construction, oil and gas, durable goods, agricultural, commercial equipment, shipbuilding, bridge fabrication or rail transportation industries could negatively impact our financial condition, production, sales, margins and earnings. We are also particularly sensitive to trends and events, including strikes and labor unrest, that may impact these industries. These industries are significant markets for our products and are themselves highly cyclical.

Any decrease in the availability, or increase in the cost, of scrap, other raw materials and energy could materially reduce our earnings.

Our operation depends heavily on the availability of various raw materials and energy resources, including scrap metal, natural gas, electricity, and alloys. The availability of raw materials and energy resources may decrease, and their prices are likely to be volatile as a result of, among other things, changes in overall supply and demand levels and new laws or regulations. Disruption in the supply of our raw materials or energy resources could temporarily impair our ability to manufacture some of our products or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources. If our raw material or energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and lower our earnings.

Our principal raw material is scrap metal derived primarily from junked automobiles, industrial scrap, railroad cars, railroad track materials and demolition scrap from obsolete structures, containers and machines. The prices for scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The prices for scrap have varied significantly, may vary significantly in the future and do not necessarily fluctuate in tandem with the price of steel. Since the latter part of 2003 through the present, the price of scrap has risen sharply, largely as a result of foreign scrap demand (particularly from China). If we are unable to pass on the cost of higher scrap prices to our customers we will be less profitable. We may not be able to adjust our product prices, especially in the short term, to recover the costs of increases in scrap prices. Moreover, integrated steel producers are not as dependent as we are on scrap as a part of their raw material melt mix, which, during periods of high scrap costs relative to the cost of blast furnace iron used by the integrated producers, gives them a raw material cost advantage over mini-mills.

Natural gas and electric power are the primary energy resources used at our facility. Prices for natural gas and electricity have fluctuated in recent years. We do not have a long-term supply contract for electricity. Although we continue to evaluate our energy costs and consider ways to factor energy costs into our pricing, energy prices may increase further, which could adversely affect our production costs, competitive position and results of operations. A substantial and prolonged increase in energy costs could have an adverse effect on our margins, earnings and cash flow.

A decrease in the global demand for steel, particularly from China, could have a material adverse effect on global steel pricing and could result in increased steel exports into the United States, which may negatively impact our sales, margins and profitability.

A significant factor in the worldwide strengthening of steel pricing over the past several years has been the explosive growth in Chinese steel consumption, which has historically vastly outpaced that country’s manufacturing capacity to produce its own steel needs. A combination of a slowdown in China’s economic growth rate and its consumption of steel, coupled with its own expansion of steelmaking capacity, could result in a substantial weakening of both domestic and global steel demand and steel pricing. Should Chinese demand weaken, China might not only become a net exporter of steel but many Asian and European steel producers whose steel output currently feeds China’s steel import needs could find their way into the domestic market, through increased steel imports, thus causing an erosion of margins and a reduction in pricing.

In the recent past, imports of steel into the United States have adversely affected, and may again adversely affect, U.S. steel prices, which would impact our sales, margins and profitability.

Excessive imports of steel into the United States have in recent years exerted, and may again in the future exert, downward pressure on U.S. steel prices and significantly reduce our sales, margins and profitability. According to the American Iron and Steel Institute, imports of steel mill products into the United States constituted 34%, 25.4%, and 25.6% of the domestic steel market supply for 2006, 2005, and 2004 respectively.

U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong and periodically exacerbated by weakening of the economies of certain foreign steelmaking countries, while also being further intensified during periods when the U.S. dollar is strong relative to foreign currencies. Economic difficulties in these countries or a reduction in demand for steel produced by these countries tends to encourage greater steel exports to the United States at depressed prices.

In addition, we believe the downward pressure on, and periodically depressed levels of, U.S. steel prices in some recent years has been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or consideration of profit or loss. For example, between 1998 and 2001, when imports of hot-rolled and cold-rolled products increased dramatically, domestic steel producers were adversely affected by unfairly priced or “dumped” imported steel. Even though various protective actions taken by the U.S. government during 2001, including the enactment of various steel import quotas and tariffs, resulted in an abatement of some steel imports during 2002 and 2003, these protective measures were only temporary. Many foreign steel manufacturers were granted exemptions from the application of these measures and President Bush, in December 2003, rescinded a substantial part of these protective measures, the so-called Section 201 tariffs, as a result of a November 10, 2003 World Trade Organization ruling declaring that the tariffs on hot-rolled and cold-rolled finished steel imports violated global trade rules, and as a result of economic and political pressures from foreign governments, including threats of retaliatory tariffs on U.S. exports. Moreover, there are products and countries that were not covered by these protective measures, and imports of these exempt products or of products from these countries may have an additional adverse effect upon our revenues and income. In any event, when any of these remaining measures expire or if they are further relaxed or repealed, or if increasingly higher U.S. steel prices enable foreign steelmakers to export their steel products into the United States, even with the presence of duties or tariffs, the resurgence of substantial imports of foreign steel could again create downward pressure on U.S. steel prices.

Excess global capacity and the availability of competitive substitute materials have, at times, resulted in intense competition and may, in the future, cause downward pressure on prices.

Competition within the steel industry, both domestic and worldwide, is intense and is expected to remain so. We compete primarily on the basis of price, quality and the ability to meet customers’ product needs and delivery schedules. The highly competitive nature of the steel industry periodically exerts downward pressure on prices for our products. In the case of certain product applications, we and other steel manufacturers compete with manufacturers of other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete. The global steel industry is generally characterized by overcapacity, which can have a negative impact on domestic steel prices. This overcapacity has sometimes resulted in high levels of steel imports into the United States exerting downward pressure on domestic steel prices and resulting in, at times, a dramatic reduction in, or in the case of many steel producers, the elimination of, gross margins.

In addition, Mittal Steel USA is planning to restart the idled plate mill in Gary, Indiana, due to increasing demand in the energy market. The reopening of the 160-inch plate mill is targeted for September 2007. Mittal also plans to participate in the export market. We have no ability to estimate what effect, if any, this reopening will have on steel plate pricing.

Fluctuations in the relative value of the U.S. dollar and foreign currencies may negatively impact our sales, margins and profitability.

The value of the U.S. dollar against foreign currencies has been generally in decline since 2001. This weakness in the U.S. dollar has contributed to a decrease in foreign steel imports, which has decreased competition for U.S. steel manufacturers and helped to sustain or increase domestic steel prices. If the value of the U.S. dollar strengthens against foreign currencies, steel imports to the United States may increase and put downward pressure on steel prices, which may adversely affect our sales, margins and profitability.

Environmental regulation imposes substantial costs and limitations on our operations.

The risks of substantial costs and liabilities related to compliance with environmental laws and regulations are an inherent part of our business. For the year ended December 31, 2006, we expended $307,000, in environmental compliance. We are subject to various federal, state and local environmental, health and safety laws and regulations concerning such issues as air emissions, wastewater discharges, solid and hazardous waste handling and disposal, and the investigation and remediation of contamination. These laws and regulations are increasingly stringent. It is possible that future conditions may create substantial environmental compliance or remediation liabilities and the cost of compliance and remediation could be substantial. For example, our steelmaking operations produce certain waste products, such as electric arc furnace dust, which are classified as hazardous waste and must be properly disposed of under applicable environmental laws. These laws can impose clean-up liability on generators of hazardous waste and other substances that are disposed of either on or off-site, regardless of fault or the legality of the disposal activities. In addition, in October 2006, the Delaware Department of Natural Resources and Environmental Control issued a Notice of Conciliation and Secretary’s Order requiring Claymont Steel to fund an independent study to determine engineering and operational options to control dust and other particulate emissions and in November 2006 issued a separate Secretary’s Order that requires Claymont Steel to monitor and reduce mercury emissions. In January 2007, Claymont Steel responded to the November 2006 Order. The corrective measures and the outcome of each of these matters cannot be determined at this time, nor can we estimate the cost of any corrective measures or the possibility or amount of any penalty that may be imposed. Moreover, although we are currently able to purchase automobile-free scrap, which results in lower mercury emissions, on the same terms as scrap that includes automobiles, there can be no assurance that we will continue to be able to do so in the future. Further, other laws may require us to investigate and remediate contamination at our properties, including contamination that was caused in whole or in part by previous owners of our properties. While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within our budgeted cost estimates, it is possible that such compliance will prove to be more limiting to our operations and more costly than anticipated. In addition to potential clean-up liability, we may become subject to substantial monetary fines and penalties for violation of applicable laws, regulations or administrative orders.

Unionization of our workforce, related work stoppages, or unexpected equipment failures may lead to production curtailments or shutdowns.

If our workforce were to elect to be represented by a union we could experience reduced flexibility in managing our labor resources. Work stoppages or other slowdowns, whether as a result of unionization or other factors, could significantly disrupt our operations, which could have a material adverse effect on our future operating results and financial condition. Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, which may, on occasion, be out of service as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Interruptions in our production capabilities will inevitably increase our production costs, and reduce our sales and earnings for the affected period. In addition to equipment failures, our facility is subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Moreover, any interruption in production capability may require us to make significant capital expenditures to remedy the problem, which could have a negative effect on our profitability and cash flows. We may also sustain revenue losses in excess of any recoveries we make under any applicable business interruption insurance coverages we may have. In addition to such revenue losses, longer-term business disruption could result in a loss of customers, which could adversely affect our business, results of operations and financial condition.

We depend on our senior management’s experience and knowledge of our industry, and the loss of any key members of our senior management team could disrupt our operations and harm our business.

Our success depends, in part, on the efforts of certain key individuals, including the members of our senior management team, who have significant experience in the steel industry. If, for any reason, our senior executives do not continue to be active in management, our business, financial condition or results of operations could be adversely affected. We may not be able to attract and retain additional qualified senior personnel with significant steel industry experience as needed in the future. Failure to continue to attract these individuals at reasonable compensation levels could have a material adverse effect on our business, liquidity and results of operations. Although we do not anticipate that we will have to replace any of these individuals in the near future, the loss of the services of any of our key employees could disrupt our operations and have a material adverse effect on our business.

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

Holdings has no direct operations and no significant assets other than ownership of 100% of the stock of Claymont Steel, and the indirect ownership of 100% of the stock of CitiSteel PA, Inc. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, or to pay any dividends with respect to our common stock. Legal and contractual restrictions in Claymont Steel’s senior revolving credit agreement and the indenture governing Claymont Steel’s senior notes, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries may not be sufficient to pay dividends or make distributions or loans to enable us to repay our indebtedness or to pay any dividends on our common stock.

We have substantial indebtedness, and we have negative stockholders’ equity, which could adversely affect our financial condition and otherwise adversely impact our business and growth prospects.

We have a substantial amount of debt and we have negative stockholders’ equity. As of March 31, 2007, we have total indebtedness of approximately $167.9 million and stockholders’ deficit of $49.9 million. Our substantial level of indebtedness could have important consequences to you, including the following:

•	we must use a substantial portion of our cash flow from operations to pay interest on our other indebtedness, which will reduce the funds available to us for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

•	our flexibility in reacting to changes in the industry may be limited and we could be more vulnerable to adverse changes in our business or economic conditions in general; and

•	we may be at a competitive disadvantage to those of our competitors who operate on a less leveraged basis.

Furthermore, any borrowings under the Claymont Steel credit agreement bears interest at variable rates. There were $62.9 million in borrowings outstanding under this agreement on March 31, 2007. If these rates were to increase significantly, our ability to borrow additional funds may be reduced, our interest expense would significantly increase, and the risks related to our substantial indebtedness would intensify.

Our ability to generate cash flows from operations and to make scheduled payments on our indebtedness will depend on our future financial performance. Our future performance will be affected by a range of economic, competitive, legislative, operating and other business factors, many of which we cannot control, such as general economic and financial conditions in our industry or the economy at large. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition, or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations and prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying acquisitions and capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on the notes and our other indebtedness.

The agreements governing our and our subsidiaries’ indebtedness impose significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The agreements governing our and our subsidiaries’ indebtedness contain covenants that restrict our ability and the ability of our subsidiaries to take various actions, such as:

•	incurring or generating additional indebtedness or issuing certain preferred stock;

•	making certain investments or acquisitions;

•	paying dividends on our capital stock or redeeming, repurchasing or retiring our capital stock or subordinated indebtedness or making other restricted payments;

•	selling or issuing capital stock of our current subsidiary and our future restricted subsidiaries;

•	entering into certain transactions with affiliates;

•	creating or incurring liens on our assets;

•	transferring or selling assets;

•	incurring dividend or other payment restrictions affecting certain of our existing and future subsidiaries; and

•	consummating a merger, consolidation or sale of all or substantially all of our assets.

These covenants limit our ability, and the ability of our subsidiaries, to engage in activities that may be in our long-term best interests. Our failure, and the failure of our subsidiaries, to comply with these covenants would result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness, and have a material adverse effect on our liquidity, financial condition and results of operations.

Risk Factors Relating to our Common Stock and the Offering

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Furthermore, because we are a holding company, we depend on the cash flow of our subsidiaries, and the indenture governing the Claymont Steel senior notes and the Claymont Steel credit agreement impose restrictions on Claymont Steel’s ability to distribute cash to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Capital Stock—Common Stock.”

Our common stock has a limited trading history, and we expect that the price of our stock will fluctuate substantially.

Our common stock has only been traded since December 2006 and we expect that the price of our common stock will continue to fluctuate. The stock market in general and the market for steel companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the public offering price. The market price for our common stock may be influenced by many factors, including:

•	the level of imports of steel into the United States;

•	intense competition in the steel industry;

•	the cyclical nature of the steel industry and the industries we serve;

•	the level of global demand for steel;

•	the availability and cost of scrap, other raw materials and energy;

•	currency fluctuations;

•	environmental regulations;

•	labor costs;

•	equipment failures; and

•	loss of key personnel.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially.

As a new investor, you will experience immediate and substantial dilution.

The public offering price of the common stock being sold in this offering is more than the net tangible book value per share of our common stock. Accordingly, investors purchasing shares of common stock in this offering will pay a price that substantially exceeds, on a per share basis, the value of our tangible assets after subtracting liabilities.

Certain provisions in our charter documents and agreements and Delaware law may inhibit potential acquisition bids for us and prevent changes in our management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our amended and restated certificate of incorporation and amended and restated bylaws include:

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	advance notice requirements for stockholder proposals and nominations; and

•	limitations on convening stockholder meetings.

As a result of these and other provisions in our amended and restated certificate of incorporation and amended and restated bylaws, the price investors may be willing to pay in the future for shares of our common stock may be limited.

In addition, we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See “Description of Capital Stock—Anti-Takeover Effects of our amended and restated Certificate of Incorporation and amended and restated Bylaws and Delaware Law.”

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our stock, the price of our stock could decline. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Non-compliance with the Sarbanes-Oxley Act of 2002 could materially adversely affect us.

The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules which will require us to include in our annual reports on Form 10-K, beginning with the Form 10-K for the year ending December 31, 2007, an assessment by management of the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of such internal controls over financial reporting. While we intend to diligently and thoroughly document, review, test and improve our internal controls over financial reporting in order to ensure compliance with Section 404 of the Sarbanes-Oxley Act, management may not be able to conclude that our internal controls over financial reporting are effective. Furthermore, even if management were to reach such a conclusion, if our independent auditors are not satisfied with the adequacy of our internal controls over financial reporting, or if the independent auditors interpret the requirements, rules and/or regulations differently than we do, then they may decline to attest to management’s assessment or may issue a report that is qualified. Any of these events could result in a loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the price of our common stock.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and effective disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we have retained the services of additional accounting and financial staff or consultants with appropriate public company experience and technical accounting knowledge to satisfy the ongoing requirements of Section 404.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include, the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•	the cyclical nature of the steel industry and the industries we serve;

•	the availability and cost of scrap, other raw materials and energy;

•	the level of global demand for steel;

•	the level of imports of steel into the United States;

•	excess global steel capacity and the availability of competitive substitute materials;

•	intense competition in the steel industry;

•	currency fluctuations;

•	environmental regulations;

•	unionization of our workforce, related work stoppages, and equipment failures;

•	loss of key personnel; and

•	other factors described in this prospectus. See “Risk Factors.”

We believe the forward-looking statements in this prospectus are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common stock by H.I.G. Capital.

DIVIDEND POLICY

On September 23, 2005, we paid a dividend to our stockholders of approximately $41.4 million from a portion of the proceeds of the Claymont Steel floating rate notes offering. On June 14, 2006, we paid a dividend to our stockholders of approximately $69.6 million from the remainder of the proceeds of the Claymont Steel floating rate notes offering. On July 13, 2006, we paid a dividend to our stockholders of approximately $71.2 million from the proceeds of our $75 million senior secured pay-in-kind notes offering. On January 31, 2007, we distributed $0.9 million of previously withheld declared dividends to our Chief Executive Officer, Jeff Bradley. Although we have paid cash dividends in the past, we do not currently anticipate paying cash dividends in the foreseeable future. The agreements governing our subsidiaries’ existing indebtedness restrict our ability to pay cash dividends. Any future dividend would be at the discretion of our board of directors and would depend on our financial condition, results of operations, capital requirements, contractual obligations, the terms of our financing agreements at the time a dividend is considered and other relevant factors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2007. You should read the following table in conjunction with the information set forth under “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and the unaudited condensed consolidated financial statements and the related notes thereto incorporated by reference.

At March 31, 2007
(unaudited)
(dollars in thousands)
Cash and cash equivalents	$1,259
Investment securities	5,089

Debt:
Current portion of long-term debt	$6,667
Long-term debt	161,219

Total debt	$167,886
Common stock, par value $0.001 per share:
100,000,000 shares authorized; 17,566,754 shares issued and outstanding	6
Additional paid-in capital	97,602
Accumulated deficit	(148,189)
Accumulated other comprehensive income	715

Total stockholders’ deficit	(49,866)

Total capitalization	$118,020

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the Nasdaq Global Market under the symbol “PLTE” since December 19, 2006. The following table sets forth for the periods indicated the high and low sale prices per share of our common stock on the Nasdaq Global Market:

	High	Low
2006
Fourth Quarter (commencing December 19, 2006)	$19.14	$17.56

2007
First Quarter	$20.74	$15.91
Second Quarter	$24.50	$19.65
Third Quarter (through July 20, 2007)	$24.17	$21.35

On July 20, 2007, the closing price of our common stock, as reported on the Nasdaq Global Market, was $23.33 per share. As of July 20, 2007, we had approximately 3 stockholders of record.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical consolidated financial and operating data. The unaudited statement of operations data for the thirteen weeks ended April 1, 2006 and March 31, 2007 and the balance sheet data as of March 31, 2007 are derived from and should be read together with the unaudited consolidated financial statements of Claymont Steel and Holdings and the accompanying notes, incorporated by reference. The statement of operations data and balance sheet data as of December 31, 2006, 2005 and 2004 and for each of the two years ended December 31, 2004 and 2006 and for the periods from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 are derived from, and should be read together with, the audited consolidated financial statements of Claymont Steel and Holdings and the accompanying notes, incorporated by reference. The statement of operations data and balance sheet data as of December 31, 2002 and 2003 and for each of the two years ended December 31, 2002 and 2003 are derived from Claymont Steel’s audited financial statements not included in this prospectus. The period from June 10, 2005 to December 31, 2005 is impacted by the purchase price allocation as a result of the Acquisition. Data for periods prior to June 10, 2005 is related to Claymont Steel prior to the Acquisition. All of the selected historical consolidated financial and operating data should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and Holdings’ and Claymont Steel’s consolidated financial statements and the accompanying notes and other information.

	Year Ended December 31,			Jan. 1 to June 9	June 10 to Dec. 31	Year Ended December 31, 2006(2)		Thirteen Weeks Ended
	2002(1)	2003(1)	2004(1)	2005(1)	2005(2)			April 1, 2006(2)	March 31, 2007(2)
Statement of Operations Data:
Sales	$101,736	$108,510	$239,556	$128,687	$149,683	$333,408		$81,340	$84,777
Cost of sales	96,738	109,075	167,029	78,762	114,136	233,170		55,642	63,860

Gross profit	4,998	(565)	72,527	49,925	35,547	100,238		25,698	20,917
Selling, general and administrative expenses	6,353	5,579	8,303	2,535	8,041	20,572		2,750	4,143

Income (loss) from operations	(1,355)	(6,144)	64,224	47,390	27,506	79,666		22,948	16,774
Interest income	6	3	47	228	968	2,222		841	402
Other non-operating income (expense)	6	146	147	—	101	138		139	—
Interest expense	(854)	(900)	(568)	—	(11,632)	(29,272)		(5,811)	(30,851)

Income (loss) before income taxes	(2,197)	(6,895)	63,850	47,618	16,943	52,754		18,117	(13,675)

Income tax expense (benefit)	(763)	(147)	21,881	17,583	6,058	20,758		6,733	(4,815)

Net income (loss)	$(1,434)	$(6,748)	$41,969	$30,035	$10,885	$31,996		$11,384	$(8,860)

Net income (loss) per share—basic	$(2,359)	$(7,484)	$41,081	$30,035	$0.97	$2.80		$1.00	$(0.51)
Net income (loss) per share—diluted	$(2,359)	$(7,484)	$41,081	$30,035	$0.96	$2.79		$1.00	$(0.50)
Weighted average common shares outstanding—
basic	1,000	1,000	1,000	1,000	11,241,303	11,407,770		11,241,302	17,510,165
diluted	1,000	1,000	1,000	1,000	11,316,754	11,476,067		11,316,754	17,808,931
Other Financial and Operating Data:
Tons shipped	285,675	290,777	343,758	148,309	188,440	395,025		99,239	101,128
Sales per ton	$356	$373	$697	$868	$794	$837	(3)	$820	$838
Capital expenditures	$2,896	$1,572	$1,638	$416	$5,926	$11,884		$4,969	$4,394
Cash dividends declared:
per common share	$—	$—	$—	$—	$3.66	$12.51		$—	$—
per preferred share	$—	$—	$18,534	$—	$—	$—		$—	$—

(1)	Predecessor company.
(2)	Successor company.
(3)	Sales per ton for the year ended December 31, 2006 exclude toll processing sales of $2.8 million for 12,158 tons rolled.

	December 31,					March 31, 2007(2)
	2002(1)	2003(1)	2004(1)	2005(2)	2006(2)
	(dollars in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$746	$523	$4,177	$2,619	$20,120	$1,259
Investment securities	—	—	—	68,317	94,774	$5,089
Net property, plant, and equipment	33,962	30,631	27,012	14,615	24,103	28,124
Total assets	74,363	67,455	102,285	176,971	240,065	149,850
Total debt	17,382	19,911	—	170,452	243,848	167,886
Total stockholder’s equity (deficit)	41,040	34,308	76,240	(30,214)	(40,314)	(49,866)

(1)	Predecessor company.
(2)	Successor company.

Selected Quarterly Financial Data

The following table sets forth selected financial data for each quarter in 2005 and 2006 and the first quarter of 2007.

	2005					2006				2007
	(dollars in thousands)
	Q1	Q2- Predecessor	Q2- Successor	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Net Sales	72,269	56,418	14,438	60,878	74,367	81,340	82,382	83,984	85,702	84,777
Gross Profit	25,847	24,078	(1,151)	13,526	23,172	25,698	27,767	24,850	21,923	20,917
Income (loss) before income taxes	24,638	22,980	(3,585)	5,713	14,815	18,117	19,042	10,235	5,360	(13,675)
Net income (loss) per share—basic	15,714.00	14,321.00	(0.19)	0.31	0.85	1.00	1.04	0.56	0.20	(0.51)
Net income (loss) per share—diluted	15,714.00	14,321.00	(0.19)	0.31	0.84	1.00	1.04	0.55	0.20	(0.50)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in connection with “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the accompanying notes, included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ for various reasons, including those described in “Forward-Looking Statements” and in “Risk Factors.”

Overview

We are a non-union, niche mini-mill specializing in the manufacture and sale of custom discrete steel plate in the United States and Canada. As a provider of custom discrete steel plate, we focus on customers with special product and service needs that are underserved by more traditional commodity-oriented steel plate producers. Our specialized manufacturing capabilities enable us to provide steel plate in non-standard dimensions (i.e., thicker, longer and/or wider) that neither commodity-oriented domestic steel plate manufacturers nor foreign manufacturers typically produce. Custom steel plate usually sells at a premium price to commodity steel plate. We are one of only two mills east of the Rocky Mountains (and the only mini-mill) that regularly offers custom sizes, allowing our customers to eliminate the costs associated with steel service centers for certain applications. Further, we are oriented toward small order quantities and shorter lead times which, along with our product quality and customer service, differentiates us not only from commodity steel plate manufacturers but also our competition in the custom discrete plate market. To leverage our production capabilities, our knowledgeable sales force collaborates with customers to meet their specific product and service requirements. We focus on building and maintaining long-term relationships with our customers by fulfilling their specific product and service requirements, including providing various non-standard dimensions of plate, and by providing meticulous quality assurance, reliable service and prompt delivery.

The Acquisition

On June 10, 2005, in accordance with the terms of a stock purchase agreement entered into on April 29, 2005, we acquired Claymont Steel. Pursuant to the stock purchase agreement, our wholly-owned subsidiary, H.I.G. SteelCo, Inc., purchased all of the outstanding capital stock of Claymont Steel from CITIC USA Holding, Inc. for $74.4 million plus working capital and other adjustments, resulting in an aggregate purchase price of $105.5 million. Immediately following the closing of the transactions contemplated by the stock purchase agreement, H.I.G. SteelCo, Inc. was merged with and into Claymont Steel. Following this merger, we became Claymont Steel’s sole stockholder. We refer to this transaction as the “Acquisition” in this prospectus.

Key Components of Results of Operations

Sales. We derive our sales from the production and sale of steel plate to service centers, bridge fabricators, tool and die manufacturers, railcar manufacturers and general fabricators. Pricing is generally based upon the overall market—which is a function of customer demand and available capacity—and scrap metal costs. We follow the standard industry practice of including a scrap surcharge in our pricing based on the then current cost of scrap metal.

Cost of sales. We classify, in cost of sales, the underlying scrap metal, alloy and flux costs, as well as inbound freight charges. The cost of scrap, alloy and flux represents approximately one-half of total cost of sales. Also included in cost of sales is labor expense for the melt shop, plate mill, maintenance departments and shipping department and the related indirect costs. In addition, energy costs for melting scrap and rolling plate, depreciation expense associated with property, buildings and equipment used in the manufacturing process and facilities expense are included in cost of sales.

Selling, general and administrative expenses. Selling, general and administrative expenses include sales and marketing expenses, accounting expenses, human resources, information technology, executive officers’ compensation and administrative salaries, customer service, general insurance, legal, and professional services and costs not directly associated with the melting and rolling of plate or the delivery costs of our products.

Inventories. Our inventories include labor, material and overhead costs which are stated at the lower of cost or market using the first-in first-out method of accounting. Inventories are composed of raw materials, work-in-process, finished goods, spare-parts and manufacturing supplies.

Raw material inventory includes the materials consumed by the melt shop to produce steel slabs: scrap steel; alloy and flux. Scrap steel accounts for 70 to 80% of our raw material inventory and is purchased from local scrap dealers and kept in our scrap yard. We typically maintain a 10 to 20 day supply of scrap inventory to support the melt shop and, as available, take advantage of price discounts to purchase larger quantities. We maintain a 15 to 30 day supply of alloy and flux which are also used in the melting process.

Work-in-process inventory is composed of steel slabs of varying sizes and metallurgical grades. The majority of slabs are produced internally by our melt shop. We also purchase slabs from other suppliers in order to supplement our production and, as available, to take advantage of favorable pricing. We typically maintain a 15 to 30 day supply of slabs for use in our plate mill.

Finished goods inventory is composed of rolled steel plate, and a small number of seconds, produced by our plate mill and awaiting shipment to customers. We roll steel plate to fill specific customer orders, so the quantity of finished goods inventory is typically small, accounting for 15 to 30 days of sales.

Spare-parts inventory includes replacement parts for machinery and equipment in the melt shop and the plate mill. Parts include motors, coils, bearings, rolls, gearing, crane parts and electrical switchgear. These items typically cost in excess of $25,000. We maintain sufficient spare parts to limit downtime when equipment fails as well as to support preventative maintenance programs.

Manufacturing supplies include items directly consumed in the production of slabs by the melt shop like refractories, electrodes, stirring lances and various types of probes. We maintain sufficient inventory to support melt shop operations. Manufacturing supplies also include store room supplies used by our various operations departments including safety gear, electrical and mechanical supplies and crane supplies.

Results of Operations

Thirteen Weeks Ended March 31, 2007 Compared to Thirteen Weeks Ended April 1, 2006

Discussion and Analysis of Income

			Change
	2007	2006	Amount	%
	(dollars in thousands, except average selling price data)
Sales
Custom	$64,711	$55,295	$9,416	17.0%
Standard	20,066	26,045	(5,979)	(23.0)%
Total	$84,777	$81,340	3,437	4.2%

Tons
Custom	74,622	63,825	10,797	16.9%
Standard	26,506	35,414	(8,908)	(25.1)%
Total	101,128	99,239	1,889	1.9%

Average Selling Price
Custom	$867	$866	$1	0.1%
Standard	$757	$735	$22	3.0%
Total	$838	$820	$18	2.2%

Sales

Sales increased 4.2% in the first quarter 2007 as a result of a 1.9% increase in tons shipped coupled with a 2.2% increase in average selling price. Increased customer demand, compared to the first quarter of 2006, led by growth in domestic construction and manufacturing, continued economic expansion, and a decline in steel plate imports drove higher shipments. Sales were negatively impacted by plate mill constraints due to a lack of available slabs and a natural gas curtailment in late February and early March.

Average selling price increased 2.2% driven by increased prices for custom and standard sizes. Custom sizes continue to command a price premium over standard sizes, averaging 14.5% in 2007, over standard sizes and the custom share of shipments continues to grow, reaching 73.8% of tons shipped in the first quarter of 2007, compared to 64.3% in the first quarter of 2006.

Cost of Goods Sold and Gross Profit

	Thirteen Weeks Ended		Change
	March 31, 2007	April 1, 2006	$	%
	(dollars in thousands, except per ton shipped data)
Cost of Goods Sold	$63,860	$55,642	$8,218	14.8%
Gross Profit	$20,917	$25,698	$(4,781)	(18.6)%
Gross Profit Margin	24.7%	31.6%

Cost of Goods Sold per Ton Shipped	$631	$561	$70	12.5%
Raw Materials per Ton Shipped	$340	$300	$40	13.3%
Energy per Ton Shipped	$86	$88	$(2)	(2.3)%
Labor	$72	$69	$3	4.3%
Parts	$33	$31	$2	6.4%
Service	$34	$28	$6	21.4%
Supplies	$37	$27	$10	37.0%
Depreciation	$9	$3	$6	200.0%

Cost of goods sold increased 14.8% in the first quarter of 2007 as a result of a 1.9% increase in tons shipped coupled with a 12.5% increase. Cost of goods sold per ton shipped increased to $631 largely because of a $40 per shipped ton increase in raw material costs, a $10 increase in supplies, a $6 increase in service and a $6 increase in depreciation, partially offset by a $2 reduction in energy costs.

Raw material costs are composed of scrap steel, purchased slabs, alloy and flux. In the first quarter of 2007, scrap steel accounted for 65.5% of raw material costs, an increase from 59.8% in the first quarter of 2006 as less purchased slabs were used by the plate mill, and averaged $245 per ton of scrap purchased, an increase of $70 per ton purchased from 2006. Scrap prices began to rise in April 2006 as domestic demand for steel plate grew and higher levels of scrap were being exported from the United States. Scrap reached $216 per purchased ton in the second quarter of 2006 and then dropped to $204 in the fourth quarter.

Purchased slabs accounted for 18.2% of raw material costs in the first quarter of 2007, a decrease from 25.1% in the first quarter of 2006, as 43.7% less purchased slab tons were used by the plate mill. However, the average cost of purchased slabs increased significantly to $522 per purchased ton in the first quarter 2007 from $367 per purchased ton in the first quarter 2006. In the first quarter of 2007, the Company used 12,000 tons of purchased slabs in the plate mill which increased cost of goods sold $860,000 above what it would have cost to internally produce those slabs. In the first quarter of 2006, the Company used 21,000 tons of purchased slabs, but their cost was roughly equivalent to the internal cost of production.

Alloy and flux accounted for 16.3% of raw material costs in the first quarter of 2007, an increase from 15.1% in the first quarter of 2006 as the Company produced a higher percentage of custom products that required metallurgical grades with higher concentrations of vanadium.

Supplies are largely composed of electrodes and furnace refractories used by the melt shop. These items increased in cost by $10 per shipped ton in the first quarter 2007 due to vendor price increases and increased usage as a result of the higher melt shop output coupled with expanded custom production requiring higher volumes of specialized grades.

Energy costs declined $2 per shipped ton in the first quarter 2007 largely as a result of lower electricity rates.

Labor, parts and service costs increased a total of $11 per shipped ton in the first quarter 2007. This increase is on top of the $2.3 million ($23 per shipped ton) of costs incurred in the first quarter 2006 related to the two-week planned plate mill shut down. The plate mill did not have a shutdown in the first quarter 2007; however, two unrelated problems served to lower plate mill production and cause an increase in costs per shipped ton. First, in January 2007, the plate mill did not have an adequate supply of slabs to roll. This was caused by production difficulties in the melt shop—related to the electrical field and to fine-tuning of the electrical transformers and reactors, and a breakout in the melt shop ladle—which were remedied in late January 2007, and also related to not having an adequate supply of purchased slabs of the proper grades. The slab shortage caused a production curtailment in the plate mill of approximately 10,000 tons. Secondly, in February and March 2007 the plate mill curtailed operations due to a shortage of natural gas caused by inadequate local transmission capacity during the extraordinarily cold weather. The local utility gave priority to residential customers and restricted the Company’s access to natural gas. As a result, plate mill production was curtailed by a total of 9,000 tons in February and March 2007. The Company is now working to secure an uninterrupted supply of natural gas during the winter months.

Depreciation expense increased by $6 per shipped ton in the first quarter of 2007 as a result of increased capital expenditures.

Gross profit declined $4.8 million, or 18.6%, in the first quarter 2007 as a result of the 14.8% increase in cost of goods sold, partially offset by the 4.2% increase in revenues. Gross profit margins in the first quarter 2007 declined to 24.7% from 31.6% in the first quarter 2006 as cost of goods sold per shipped ton increased $70 while average selling prices increased $18. This decline was attributed to the weaker market conditions that existed at the end of the fourth quarter of 2006 and the first two months of the first quarter of 2007. In addition, the uneven plate mill and melt shop operations in late 2006 and early 2007 led to an increase in product cost of approximately $4 per ton. Partially offset by a $3.0 million increase in sales, the decline from the first quarter of 2006 was caused by a $5.0 million increase in scrap costs and a $3.0 million increase in third party slab costs that could not be passed on through increased sales price due to the weaker pricing environment.

Selling, General and Administrative Expenses

	Thirteen Weeks Ended		Change
	March 31, 2007	April 1, 2006	$	%
	(dollars in thousands)
Selling, general and administrative expense	$4,143	$2,750	$1,393	50.7%

Selling, general and administrative expenses increased $1.4 million, or 50.7%, in the first quarter of 2007. The increase from first quarter 2006 is primarily related to costs associated with the refinancing of our debt and the increases to support our growth and our public company reporting requirements.

Interest Income and Expense

	Thirteen Weeks Ended		Change
	March 31, 2007	April 1, 2006	$	%
	(dollars in thousands)
Interest Income	$402	$841	$(439)	(52.2)%
Interest Expense	$30,851	$5,811	$25,040	430.9%

Interest income is earned on short-term investment securities and overnight deposits of available cash balances and decreased in the first quarter of 2007 as the balance in investment securities declined.

Interest expense is composed of interest, amortization of original issue discount and amortization of deferred financing fees on the Company’s revolving credit facility, term loan and notes. Interest expense increased by $25.0 million in the first quarter 2007 as the Company incurred $23.4 million of one-time charges related to refinancing its debt, as follows:

	Amount	Type of charge
	(dollars in thousands)
Senior Secured Pay-in-Kind Notes:
Call premium	$7,500	Cash
Write-off of deferred financing fees	3,098	Non-cash

Subtotal	$10,598
Secured Floating Rate Notes:
Call premium	$5,103	Cash
Write-off of deferred financing fees	6,485	Non-cash
Write-off of original issue discount	1,261	Non-cash

Subtotal	$12,849

Grand Total	$23,447

The Company redeemed its $75 million 15% senior secured pay-in-kind notes in February 2007 with the proceeds from the initial public offering. The Company then refinanced its remaining debt, also in February 2007, by issuing $105 million of 8.875% senior notes due 2015 and entering into an $80 million senior secured revolving credit facility and using the proceeds from this debt to redeem its $170 million senior secured floating rate notes. The Company incurred $3.7 million of deferred financing costs related to the newly issued debt and is amortizing the amount over the expected life of the debt.

The Company projects ongoing annual interest expense to be approximately $15 million.

Income Tax Expense

	Thirteen Weeks Ended		Change
	March 31, 2007	April 1, 2006	$	%
	(dollars in thousands)
Income Tax Expense (benefit)	$(4,815)	$6,733	$(11,548)	(171.5)%

Income tax expense declined by $11.5 million in the first quarter of 2007 as a result of a $31.8 million decline in pre-tax income. The Company had an effective tax rate of 35.2% in the first quarter of 2007 and 37.2% in the first quarter of 2006. The effective tax rate decreased in the first quarter of 2007 as a result of the refinancing costs incurred by the Holding Company, the bulk of the pre-tax losses having been incurred at the Holding Company (largely as a result of the redemption costs associated with the Holding Company’s senior secured pay-in-kind notes) which does not pay state taxes and, therefore, can not receive a state tax benefit on the pre-tax losses.

Net Income

	Thirteen Weeks Ended		Change
	March 31, 2007	April 1, 2006	$	%
	(dollars in thousands)
Net Income (loss)	$(8,860)	$11,384	$(20,244)	(177.8)%

Net income declined $20.2 million in the first quarter 2007 as a result of a $6.2 million decrease in income from operations and a $25.0 million increase in interest expense, from one-time refinancing charges, partially offset by a $11.5 million reduction of income tax expense.

EBITDA

EBITDA, which we define as earnings before interest (income) expense, net income tax expense, depreciation and amortization, is not a measure of financial performance under GAAP. EBITDA (and adjusted EBITDA) do not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. We believe, however, that EBITDA is a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization. The following table sets forth a reconciliation of EBITDA from net income, which management believes is the most nearly equivalent measure under GAAP for the reporting periods indicated:

	Thirteen Weeks Ended		Change
	March 31, 2007	April 1, 2006	$	%
	(dollars in thousands)
Net Income (loss)	$(8,860)	$11,384	$(20,244)	(177.8)%
Interest (Income) Expense, net	30,449	4,970	25,479	512.7%
Income Tax Expense	(4,815)	6,733	11,548	(171.5)%
Depreciation and Amortization	1,292	647	645	99.7%

EBITDA	$18,066	$23,734	$(5,668)	(23.9)%
Non-cash compensation	163	—	163	—

Adjusted EBITDA	$18,229	$23,734	$(5,505)	(23.2)%

EBITDA declined by $5.7 million from 2006 largely as a result of the $4.8 million decline in gross profit and the $1.4 million increase in selling, general and administrative expenses. Adjusted EBITDA includes the add back of non-cash compensation as a result of vesting of stock options and restricted stock awards under the Company’s equity compensation programs. These amounts totaled $0.2 million in the first quarter of 2007 and $0 million in the first quarter of 2006 and are expected to increase significantly in the balance of 2007.

The following table sets forth, for the periods indicated, the percentage of sales represented by selected income statement items and information regarding selected balance sheet data. Results for the year ended December 31, 2005 are shown on a pro forma basis, as if the Acquisition occurred at the beginning of such period.

	Pro Forma
	2005		2006
	$	%	$	%
Sales	278,370	100.0%	333,408	100.0%
Cost of Goods Sold	177,706	63.8%	233,170	69.9%

Gross Profit	100,664	36.2%	100,238	30.1%
Selling, General and Administrative Expenses	9,950	3.6%	20,572	6.2%

Income From Operations	90,714	32.6%	79,666	23.9%
Other Income (Expense):
Interest Income	243	0.1%	2,222	0.7%
Interest Expense	(25,430)	-9.1%	(29,272)	-8.8%
Other Non-Operating Income	101	0.0%	138	0.0%

Total Other Income (Expense)	(25,086)	-9.0%	(26,912)	-8.1%

Income Before Income Taxes	65,629	23.6%	52,754	15.8%
Income Tax Expense	(24,025)	-8.6%	(20,758)	-6.2%

Net Income	41,603	14.9%	31,996	9.6%

Interest (Income) Expense, net	25,187	9.0%	27,050	8.1%
Income Tax Expense	24,025	8.6%	20,758	6.2%
Depreciation and Amortization	2,936	1.1%	4,279	1.3%

EBITDA	93,751	33.7%	84,083	25.2%

EBITDA, which we define as earnings before interest (income) expense, net income tax expense, depreciation and amortization, is not a measure of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. We believe, however, that EBITDA is a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization.

2006 Compared to 2005

Discussion and Analysis of Income

	Successor	Pro Forma	Change
	2006	2005	Amount	%
Sales
Custom	$227,459	$204,341	$23,118	11.3%
Standard	103,109	74,029	29,080	39.3%
Toll Processing	2,840	—	2,840

Total	$333,408	$278,370	$55,038	19.8%

Tons
Custom	265,916	240,570	25,346	10.5%
Standard	129,108	96,041	33,067	34.4%
Toll Processing	12,158	—	12,158

Total	407,182	336,611	70,571	21.0%

Average Selling Price
Custom	$855	$849	$6	0.7%
Standard	799	771	28	3.6%
Total(1)	$837	$827	$10	1.2%

(1)	Total average selling price excludes toll processing.

Sales

Sales increased 19.8% in 2006 as a result of a 17.4% increase in tons shipped (excluding toll processing) coupled with a 1.2% increase in average selling price. Increased customer demand led by growth in domestic construction and manufacturing, continued economic expansion, and a decline in steel plate imports drove higher shipments. The Company’s capital expenditure program, including the installation of a new electrical drive system, increased plate mill and shipping capacity, which provided for the significant increase in plate tons rolled and shipped in 2006. However, melt shop production did not keep pace with the plate mill and the Company consumed 62% more purchased slabs in 2006. Capital expenditures in 2007 are expected to be primarily directed at expanding melt shop capacity and efficiency in order to reduce reliance on purchased slabs.

Average selling price increased 1.2% driven by increased prices for custom and standard sizes. Custom sizes continue to command a price premium, averaging 7.0% in 2006, over standard sizes.

Average selling price declined modestly in the first quarter of 2007 and should increase in the second quarter to over $850 per ton.

Cost of Goods Sold and Gross Profit

			Change
	2006	2005	$	%
Cost of Goods Sold	233,170	177,706	55,464	31.2%
Gross Profit	100,238	100,664	(426)	-0.4%
Gross Profit Margin	30.1%	36.2%		-6.1%

Cost of Goods Sold per Ton Shipped(1)	$589	$528	$61	11.6%
Raw Materials per Ton Shipped	$337	$284	$53	18.7%
Energy per Ton Shipped	$77	$88	$(11)	-12.5%
Labor	$72	$70	$2	2.9%
Parts	$42	$40	$2	5.0%
Service	$31	$17	$14	82.4%

(1)	2006 Cost of Goods Sold per Ton Shipped excludes toll processing of 12,158 tons of $500,000.

Cost of goods sold increased 31.2% in 2006 as a result of a 17.4% increase in tons shipped coupled with an 11.6% increase. Cost of goods shipped increased to $589 largely because of a $53 per shipped ton increase in raw material costs and a $14 per shipped ton increase in service costs, partially offset by an $11 per shipped ton drop in energy costs.

Raw material costs are composed of scrap steel, purchased slabs, alloy and flux. In 2006, scrap steel accounted for 64% of raw material costs, a decrease from 67% in 2005 as more purchased slabs were used by the plate mill, and averaged $201 per ton of scrap purchased, an increase of $31 per ton purchased from 2005. Scrap prices began to rise in April 2006 as domestic demand for steel plate grew and higher levels of scrap were being exported from the United States. Scrap reached $216 per purchased ton in the second quarter of 2006 and then dropped to $204 in the fourth quarter. Scrap prices increased to $233 per purchased ton in the first quarter of 2007.

Purchased slabs accounted for 20% of raw material costs in 2006, an increase from 17% in 2005 as 62% more purchased slab tons were used by the plate mill, and averaged $490 per purchased ton, an increase of $37 per purchased ton from 2005. Purchased slab prices rose from $370 per purchased ton in the fourth quarter of 2005 to $550 per purchased ton in the fourth quarter of 2006 as world-wide demand increased. In 2006, the Company used 55,000 tons of purchased slabs in the plate mill which increased cost of goods sold $4.2 million above what it would have cost to internally produce those slabs. In 2005, the Company used 34,000 tons of purchased slabs which added an incremental $3.5 million to cost of goods sold. 2007 capital improvements in the melt shop are expected to increase capacity and lower costs and lower the Company’s reliance on purchased slabs. The Company estimates that increased third party slab consumption and higher fixed costs per ton resulting from lower production cost as much as $7.2 million in 2006.

Alloy and flux accounted for 16% of raw material costs in 2006, the same percentage in 2005.

Energy costs declined $11 per shipped ton in 2006 largely as a result of lower electricity rates.

Labor, parts and service costs increased a total of $18 per shipped ton in 2006 partially as a result of the planned two week plate mill shut down in March 2006 for maintenance which added $2.3 million in maintenance-related costs. Costs increased as a result of the implementation of an ongoing scheduled maintenance program in the melt shop and plate mill, designed to increase capacity and improve productivity.

Additionally, in 2006 cost of goods sold was negatively impacted by lower production levels in the melt shop caused by problems with the electrical system supporting the electric arc furnace which forced a reduction in power levels. This significantly decreased productivity, decreasing gross profit by approximately $5.0 million. Capital improvements in the fourth quarter of 2006 and first quarter of 2007 enabled the melt shop to return to normal operations without an upgrade to existing transformers.

Gross profit declined $0.4 million, or 0.4%, in 2006 as a result of the 31.2% increase in cost of goods sold, offset by a 19.8% increase in revenues. Gross profit in 2006 declined to 30.1% from 36.2% in 2005 as cost of goods sold per shipped ton increased $61 while average selling prices increased $10. As costs rose in 2006 from internal operational difficulties, including the electrical field problem and the increase in purchased slabs, the Company was unable to significantly increase selling prices due to overall market constraints.

Selling, General and Administrative Expenses

			Change
	2006	2005	$	%
Selling, general and administrative expense	$20,572	$9,950	$10,622	106.8%

Selling, general and administrative expenses increased $10.6 million, or 106.8%, in 2006 largely as a result of non-recurring transaction-related and litigation-related expenses and partially from increased costs associated with expanded capacity. Total non-recurring costs in 2006 were $7.6 million and included $2.0 million for the settlement of litigation with CITIC Holdings USA, Inc., our former owner, $4.1 million paid to H.I.G. Capital, a major stockholder, to terminate a management agreement and for a transaction fee, $0.7 million paid in management fees- prior to cancellation of the agreement- to H.I.G., and $0.7 million to write-off the Company’s prior trade name.

To support continued growth, the Company added 5 salespeople and 3 administrative people in 2006, bringing total selling, general and administrative headcount to 47. In total, compensation expense increased $1.8 million in 2006 as a result of increased headcount, normal salary increases and a full-year of our CEO’s salary and bonus. In addition, legal, accounting and tax services increased by $0.7 million as the Company issued and registered its notes and effected an initial public offering of its common stock.

Interest Income and Expense

			Change
	2006	2005	$	%
Interest Income	$2,222	$243	$1,979	814.4%
Interest Expense	(29,272)	(25,430)	3,842	15.1%

Interest income is earned on short-term investment securities and overnight deposits of available cash balances and increased in 2006 as earnings accumulated and the Company held a portion of dividends paid by its wholly-owned subsidiary in August 2005 prior to paying dividends to its stockholders in June 2006. The Company ended 2006 with $26.4 million of available cash balances and $94.8 million of short term investments.

Interest expense is composed of interest, amortization of original issue discount and amortization of deferred financing fees on the Company’s senior secured pay-in-kind notes and Claymont Steel’s senior secured floating rate notes. Interest expense increased by $3.8 million in 2006 primarily as a result of the issuance of the 15% senior secured pay-in-kind notes in July 2006, which led to $6.0 million of interest expense in 2006, partially offset by the fact that 2005 included $2.9 million of interest expense from the write-off of deferred financing fees related to the original acquisition debt which was refinanced by the senior secured floating rate notes in August 2005. The interest rate on the floating rate notes averaged 11.6% in 2005 and 12.6% in 2006.

The Company used the proceeds from its initial public offering to redeem the senior secured pay-in-kind notes in February 2007. On February 15, 2007, the Company completed a refinancing of the senior secured floating rate notes. As part of the refinancing, the Company entered into an $80 million senior secured credit facility consisting of a $20 million term loan and a $60 million revolving credit facility. The Company also completed the sale of $105 million of 8.875% senior notes due 2015. As a result, the senior secured floating rate notes were redeemed in full on March 19, 2007. Interest expense for 2007 is expected to run at $15.0 million pro forma for the first quarter refinancing.

Income Tax Expense

			Change
	2006	2005	$	%
Income Tax Expense	$(20,758)	$(24,025)	$(3,267)	-13.6%

Income tax expense declined by $3.3 million in 2006 as a result of a $12.9 million decline in pre-tax income. The Company had an effective tax rate of 39.3% in 2006 and 36.6% in 2005. The effective tax rate increased in 2006 as a result of the recognition of certain state tax liabilities.

Net Income

			Change
	2006	2005	$	%
Net Income	$31,996	$41,603	$(9,607)	-23.1%

Net income declined $9.6 million in 2006 as a result of a decline of $11.0 million in income from operations, principally as a result of $7.6 million in non-recurring selling, general and administrative expenses.

EBITDA

EBITDA, which we define as earnings before interest (income) expense, net income tax expense, depreciation and amortization, is not a measure of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. We believe, however, that EBITDA is a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization. The following table sets forth a reconciliation of EBITDA from net income, which management believes is the most nearly equivalent measure under GAAP for the reporting periods indicated:

			Change
	2006	2005	$	%
Net Income	$31,996	$41,603	$(9,607)	-23.1%
Interest (Income) Expense, net	27,050	25,187	1,863	7.4%
Income Tax Expense	20,758	24,025	(3,267)	-13.6%
Depreciation and Amortization	4,279	2,936	1,343	45.7%
EBITDA	$84,083	$93,751	$(9,668)	-10.3%

EBITDA declined by $9.7 million in 2006 largely as a result of $7.6 million of non-recurring selling, general and administrative expenses coupled with expenses incurred to support sales growth. Adjusted EBITDA includes the add back of non-cash compensation as a result of vesting of stock options and restricted stock awards under the Company’s equity compensation programs. These amounts totaled $0.3 million in 2006 and are expected to increase significantly in 2007.

2005 Compared to 2004

Discussion and Analysis of Income

			Change
	2005	2004	$	%
Sales
Custom	$204,341	$177,068	$27,273	15.4%
Standard	74,029	62,488	11,541	18.5%

Total	$278,370	$239,556	$38,814	16.2%
Tons
Custom	240,570	253,615	(13,045)	(5.1)%
Standard	96,041	90,143	5,898	6.5%

Total	336,611	343,758	(7,147)	(2.1)%
Average Selling Price
Custom	$849	$698	151	21.7%
Standard	$771	$693	78	11.2%
Total	$827	$697	130	18.7%

Sales

Sales increased 16.2% in 2005 as a result of an 18.7% increase in average selling price partially offset by a 2.1% decline in tons shipped. Selling prices increased significantly through 2004, from an average of $481 per ton in the first quarter to $809 per ton in the fourth quarter, as customer demand increased and scrap and energy costs rose. Selling prices remained relatively stable from the fourth quarter of 2004 through the second quarter of 2005 and then declined to $773 per ton in the third quarter. Then, prices began to rise again, averaging $806 in the fourth quarter of 2005.

Cost of Goods Sold and Gross Profit

			Change
	2005	2004	$	%
Cost of Goods Sold	177,706	163,835	13,871	8.5%
Gross Profit	100,664	75,721	24,943	32.9%
Gross Profit Margin	36.2%	31.6%		4.6%
Cost of Goods Sold per Ton Shipped	$528	$477	$51	10.7%
Raw Materials per Ton Shipped	$284	$280	$4	1.4%
Energy per Ton Shipped	$88	$59	$29	49.2%
Labor	$70	$59	$11	18.6%
Parts	$40	$30	$10	33.3%
Service	$17	$15	$2	13.3%

Cost of goods sold increased 8.5% in 2005 as a result of a 10.7% increase in cost of goods sold per shipped ton partially offset by a 2.1% decline in tons shipped. Cost of goods sold per shipped ton increased to $528 largely because of a $29 per shipped ton increase in energy costs, an $11 per shipped ton increase in labor costs and a $10 per shipped ton increase in parts.

Energy costs per ton shipped increased 49% in 2005 as a result of significantly higher electricity rates which increased from $0.037 per KWH in January 2004 to $0.060 in December 2004. Rates declined somewhat at the beginning of 2005, until July when rates rose dramatically, reaching $0.100 in December 2005.

Labor and parts costs per ton shipped increased in 2005 as the Company transitioned from its previous owner and implemented a more rigorous and regular plant maintenance program.

Gross profit increased $24.9 million, or 32.9%, in 2005 as a result of the 18.7% increase in average selling price, partially offset by the 10.7% increase in cost of goods sold per shipped ton. As a result, gross margins in 2005 increased to 36.2% from 31.6% in 2004 as average selling price increased by $130 per shipped ton and cost of good sold increased only $51 per shipped ton.

Selling, General and Administrative Expense

			Change
	2005	2004	$	%
Selling, General and Administrative Expense	$9,950	$10,371	$(421)	(4.1)%

Selling, general and administrative expenses declined 4.1% in 2005 primarily as a result of 2004 including $0.6 million of litigation-related legal fees and $0.5 million for asset retirements. These expenses did not recur in 2005 and were partially offset by normal raises and cost increases.

Interest Income and Expense

			Change
	2005	2004	$	%
Interest Income	$242	$47	$195	414.9%
Interest Expense	(25,430)	(22,726)	2,703	11.9%

Interest expense increased by $2.7 million in 2005 primarily as a result of $3.3 million of deferred financing costs written-off in 2005 related to the refinancing of the original acquisition debt with the notes.

Income Tax Expense

			Change
	2005	2004	$	%
Income Tax Expense	$(24,025)	$(13,678)	$10,347	75.6%

Income tax expense increased by $10.3 million in 2005 as a result of pre-tax income growing $22.8 million from 2004 and due to the effective tax rate increasing to 36.6%, from 31.9% in 2004. The effective tax rate increased in 2005 as a result of the Company’s prior net operating loss carry forward being fully utilized in 2004.

Net Income

			Change
	2005	2004	$	%
Net Income	$41,603	$29,139	$12,464	42.8%

Net income increased $12.5 million in 2005 as a result of a $25.4 million increase in income from operations partially offset by higher interest and income tax expenses.

EBITDA

EBITDA, which we define as earnings before interest (income) expense, net income tax expense, depreciation and amortization, is not a measure of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. We believe, however, that EBITDA is a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization. The following table sets forth a reconciliation of EBITDA from net income, which management believes is the most nearly equivalent measure under GAAP for the reporting periods indicated:

			Change
	2005	2004	$	%
Net Income	$41,631	$29,139	$12,492	42.9%
Interest (Income) Expense, net	25,188	22,679	2,508	11.1%
Income Tax Expense	23,996	13,678	10,318	75.4%
Depreciation and Amortization	2,936	2,936	—	0.0%

EBITDA	$93,751	$68,433	$25,318	37.0%

EBITDA increased by $25.3 million in 2005 largely as a result of the 10.7% increase in average selling price offset by a 10.5% increase in cost of goods sold per ton shipped.

Liquidity and Capital Resources

At March 31, 2007, Claymont Steel’s liquidity consisted of cash totaling $6.3 million and funds available under the $80.0 million Claymont Steel credit agreement totaling approximately $17.6 million. Net working capital at March 31, 2007 decreased $48.8 million to $70.7 million from $119.5 million at April 1, 2006 primarily due to a $64.0 million decline in investment securities which was used to pay a $69.6 million dividend in June 2006. The percentage of long-term debt to total capital was 145% at March 31, 2007 and 120% at April 1, 2006. We believe the funds provided by operations, together with borrowings under the Claymont Steel credit agreement will be adequate to meet future capital expenditure and working capital requirements for existing operations for at least the next twelve months.

Cash Flows

Operating Activities. Net cash flows used by operating activities were $22.0 million for the thirteen weeks ended March 31, 2007 and net cash flows provided by operating activities were $3.8 million for the thirteen weeks ended April 1, 2006.

During the thirteen weeks ended March 31, 2007 the net loss adjusted for non-cash items used $1.5 million of cash. Accounts receivable grew by $7.8 million as a result of increased sales which were weighted toward the back-end of the quarter with March 2007 sales accounting for 40% of the first quarter 2007 while March 2006 sales accounted for 32% of the first quarter 2006. Days Sales Outstanding (DSO) were 44 days at March 31, 2007. Inventory grew by $7.8 million as a result of higher scrap and purchased slab costs. Scrap raw material inventory was valued at $268 per ton in 2007 as compared to $196 per ton in 2006 and finished plate inventory was valued at $619 per ton as compared to $480 per ton. Inventory turns were 5.7x. Also, payment of cash interest, partially from PIK interest paid to redeem the senior secured pay-in-kind notes, used $11.8 million These uses were partially offset by an $11.8 million increase in accounts payable which grew as a result of higher scrap and purchased slab prices. Days Payable Outstanding (DPO) were 44 days at March 31, 2007.

During the thirteen weeks ended April 1, 2006, net income adjusted for non-cash items provided $12.5 million in cash from operating activities and an increase in accrued taxes provided $5.8 million. Growth in accounts receivable used $3.2 million and inventory used $3.0 million. Also, an increase in interest payable provided $5.1 million of cash.

During the year ended December 31, 2006, net income adjusted for non-cash items provided $40.0 million in cash from operating activities and growth in inventory to support accelerating sales used $4.7 million of cash. This increase was partially offset by $5.7 million increase in interest payable. Also, a decrease in accounts receivable used $2.3 million of cash as sales increased 20% and the Company maintained days-sales outstanding at 48 days through the period. Further, the Company used $6.2 million in cash to settle the CITC litigation regarding the working capital adjustment in connection with the Acquisition. $4.3 million of the CITC settlement was applied to the due to seller liability and $1.9 million was charged to operating expense.

During the period from June 10 to December 31, 2005, net income adjusted for non-cash items provided $11.3 million in cash from operating activities and growth in accounts receivable used $8.8 million of cash. The growth in accounts receivable was caused by an increase in days-sales-outstanding, from 36 days at the beginning of the period to 48 days at the end of the period, as certain large customers were granted longer payment terms. Inventories declined $9.9 million as the non-cash purchase accounting inventory write-up of $14.0 million, made at the time of the Acquisition, was expensed. Accounts payable grew $8.4 million as a result of negotiating extended terms with our vendors.

During the period from January 1 to June 9, 2005, net income adjusted for non-cash items provided $32.0 million in cash from operating activities. Inventories declined $5.3 million as a result of a decline in average scrap price from $204 per ton at the beginning of the period to $150 per ton at the end of the period.

Net cash provided by operations increased by $25.3 million from fiscal year 2003 to fiscal year 2004 as a result of an increase of $53.1 million in net income adjusted for non-cash items. Accounts receivable and inventories increased $18.5 million and $14.6 million in fiscal year 2004, respectively, as a result of a 121% increase in net sales which was the result of an 18% increase in shipped tons and a $324 per ton increase in average selling price (including a $90 per ton average raw material surcharge).

Investing Activities. Cash flows provided by investing activities were $84.7 million for the thirteen weeks ended March 31, 2007. Cash flows used in investing activities were $5.1 million for the thirteen weeks ended April 1, 2006 and $38.3 million for the year ended December 31, 2006. Cash flows used in investing activities were $175.1 million for the period of June 10, 2005 to December 31, 2005, $0.4 million for the period from January 1 to June 9, 2005 and $1.4 million in fiscal year 2004.

During the thirteen weeks ended March 31, 2007, we redeemed $89.7 million of investment securities (net of $15.6 million of purchases) from funds generated by the initial public offering in December 2006 in order to redeem the senior secured pay-in-kind notes which were redeemed in February 2007 for a total payment of $88.9 million. We also spent $5.0 million on capital expenditures during this period. Major capital projects—some of which were begun in 2006—included enhancements to the melt shop, plate mill and custom burning facility. A new scarfing building is expected to come online in the second quarter and will alleviate a significant bottleneck. In the plate mill, the reheat furnace was refurbished and new controls were added which improved quality and capacity and a backup roughing mill armature was added to protect against downtime. In the custom burning facility, new overhead cranes and mobile equipment were added to expand capacity.

During the thirteen weeks ended April 1, 2006, we purchased $0.7 million of investment securities (net of $68.2 million of redemptions). We spent $4.4 million on capital expenditures.

During the year ended December 31, 2006, we purchased investment securities for $94.8 million from the net initial public offering proceeds and redeemed investment securities, net of purchases, of $68.3 million, which was used to pay a dividend to our stockholders. We spent $11.9 million on capital expenditures during this period. Major capital projects in this period included completing the upgrade to the plate mill electrical drive system, enhancing the plate mill reheat furnace, replacing the 2 hi motor in the plate mill and renovating office space.

During the period from June 10 to December 31, 2005, we used $100.8 million of cash to acquire Claymont Steel, purchased $68.3 million of investment securities, net of redemptions, from the proceeds of the Claymont Steel senior secured floating rate notes issuance and spent $5.9 million on capital expenditures. Major capital projects in this period included upgrading the plate mill electrical drive system, purchasing a second ladle for the melt shop, enhancing the cooling tower and adding a bag room. These projects enhanced the efficiency and reliability of the plate mill and the melt shop.

During the period from January 1 to June 9, 2005, we spent $0.4 million on capital expenditures, essentially deferring all major projects until after the Acquisition.

During fiscal year 2004, we spent $1.6 million on capital expenditures, which amount was sufficient to maintain the facilities, but it did not provide expansion capacity.

Financing Activities. Cash flows used by financing activities were $81.6 million for the thirteen weeks ended March 31, 2007 and $17,000 for the thirteen weeks ended April 1, 2006 and cash flows provided by financing activities were $26.0 million for the year ended December 31, 2006. Cash flows provided by financing activities were $117.4 million for the period from June 10, 2005 to December 31, 2005. Cash flows used in financing activities were $9.3 million for the period from January 1 to June 9, 2005 and $19.9 million in fiscal year 2004.

During the thirteen weeks ended March 31, 2007, we redeemed the $75.0 million of senior secured pay-in-kind notes and the $170.1 million of senior secured floating rate notes. Net proceeds from the initial public offering were used to redeem the senior secured pay-in-kind notes and the Company issued the following new debt in order to redeem the $170.1 million of senior secured floating rate notes: $105 million of 8.875% senior notes; $20.0 million term loan ($1.1 million repaid in during the thirteen week period ended March 31, 2007); and, $44.0 million drawn on a $60.0 million revolving credit facility. The Company incurred $3.7 million of deferred financing fees to issue the new debt. Also, the Company paid a $0.9 million dividend to Jeff Bradley related to amounts withheld from dividends declared in 2006.

During the thirteen weeks ended April 1, 2006, we incurred $0.1 million of deferred financing fees and amortized $0.1 million of original issue discount on the senior secured floating rate notes.

During the year ended December 31, 2006, we issued $75.0 million of Holdings senior secured pay-in-kind notes and received net proceeds of $97.6 million from the initial public offering, intended to be used to redeem the Holdings senior secured pay-in-kind notes. We also paid cash dividends to our stockholders of $140.7 million from the proceeds of the Claymont Steel senior secured floating rate notes offering and the Holdings senior secured pay-in-kind notes offering, and incurred $4.3 million of deferred financing fees related to the issuance of the Holdings senior secured pay-in-kind notes.

During the period of June 10 to December 31, 2005, the senior secured floating rate notes were issued for cash proceeds of $170.5 million, and we paid a dividend of $41.1 million to our stockholders and incurred deferred financing costs related to the notes and the original Acquisition debt of $12.0 million.

During the period of January 1 to June 9, 2005, we paid a $9.3 million dividend on the preferred stock.

During fiscal year 2004, we repaid our line of credit of $16.5 million and the note payable of $3.4 million to our former parent from cash provided by operating activities.

Capital Expenditures

Capital expenditures were $5.0 million in the thirteen weeks ended March 31, 2007, compared to $4.4 million in the thirteen weeks ended April 1, 2006. We are undertaking a number of deferred capital projects including capacity enhancement and efficiency improvement projects. Capital expenditures are projected to be at least $15.0 million for the full year of 2007 and 2008. The planned capital expenditures for 2007 and 2008 are a result of our initiatives to increase plant capacity and to reduce operating costs.

Indebtedness

15% Senior Secured Pay-In-Kind Notes due 2010. On July 6, 2006, we issued $75.0 million aggregate principal amount of senior secured pay-in-kind notes due 2010. In February 2007, we redeemed these notes for approximately $88.9 million using proceeds from our initial public offering of common stock.

Senior Secured Floating Rate Notes due 2010. In August 2005, Claymont Steel issued $172.0 million of the Claymont Steel senior secured floating rate notes. In March 2007, Claymont Steel redeemed all of its outstanding senior secured floating rate notes for approximately $176.4 million with the proceeds from Claymont Steel’s new senior notes in an amount of $102.4 million, a term loan in the amount of $20.0 million, borrowings of $43.7 million under a senior secured revolving credit facility and existing cash.

Senior Notes due 2015. In February 2007, Claymont Steel issued $105.0 million of its senior notes. The Claymont Steel senior notes are senior unsecured obligations of Claymont Steel and rank senior in right of payment to all of Claymont Steel’s subordinated indebtedness and pari passu in right of payment with all of Claymont Steel’s existing and future senior indebtedness. Interest on the Claymont Steel senior notes accrues at 8.875% per annum. Interest is payable semiannually in arrears on February 15 and August 15. The Claymont Steel senior notes will mature on February 15, 2015.

Claymont Steel may, at its option, redeem all or some of the Claymont Steel senior notes at the following redemption prices:

For the period below:	Percentage
On or after February 15, 2011	104.438%
On or after February 15, 2012	102.219%
On or after February 15, 2013	100.000%

Upon a change in control, each holder of senior notes has the right to require Claymont Steel to repurchase such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase.

The indenture governing the Claymont Steel senior notes imposes certain restrictions that limit the ability of Claymont Steel and its restricted subsidiaries to, among other things: incur debt; restrict dividend or other payments from its subsidiaries; issue and sell capital stock of its subsidiaries; engage in transactions with affiliates; create liens on its assets to secure indebtedness; transfer or sell assets; and consolidate, merge, or transfer all or substantially all of its assets and the assets of its subsidiaries.

The indenture governing the Claymont Steel senior notes also contains certain events of default, including, but not limited to:

•	non-payment of interest and additional interest;

•	non-payment of principal or premium;

•	violations of certain covenants;

•	non-payment of certain judgments

•	certain bankruptcy-related events; and

•	invalidity of any guarantee.

The foregoing summary of certain terms of the Claymont Steel senior notes is qualified in its entirety by reference to the complete terms contained in the indenture governing the Claymont Steel senior notes.

Credit Agreement. In August 2005, Claymont Steel entered into a $20.0 million senior secured revolving credit facility. In February 2007, Claymont Steel amended its credit agreement and increased the facility into an $80.0 million senior secured revolving credit facility, including a $60.0 million revolving credit facility, with a $10.0 million letter of credit subfacility, and a $20.0 million term loan. The Claymont Steel credit agreement is secured by a first priority perfected security interest in existing and future tangible and intangible assets, real and personal. The Claymont Steel credit agreement matures on February 15, 2012.

Under the revolving credit facility, Claymont Steel will be able to make borrowings based on a percentage of its eligible accounts receivable and inventory. Interest accrues on amounts outstanding under the revolving credit facility at floating rates equal to either the prime rate of interest in effect from time to time (plus .25% in certain circumstances) or LIBOR plus 1.00% to 1.75% based on the amount of availability under the Claymont Steel credit agreement. The Claymont Steel credit agreement contains certain customary fees, including servicing fees, unused facility fees and pre-payment fees.

Under the term loan, payments of principal will amortize in equal monthly installments over 36 months. In addition, the term loan will require quarterly mandatory prepayments in an amount equal to 50% of our excess cash flow, based on financial statements. Final payment will be due on the third anniversary of the senior secured revolving credit facility. Interest accrues on amounts outstanding under our term loan at floating rates equal to either the prime rate of interest in effect from time to time or LIBOR plus 2.50%.

The Claymont Steel credit agreement contains customary covenants that restrict its ability to, among other things:

•	declare dividends;

•	prepay, redeem or purchase debt;

•	incur liens;

•	make loans and investments;

•	make capital expenditures;

•	incur additional indebtedness;

•	engage in mergers, acquisitions and asset sales;

•	enter into transactions with affiliates; and

•	engage in businesses that are not related to our business.

The Claymont Steel credit agreement also includes financial covenants that, among others, require us to maintain minimum availability under the revolving credit facility and maintain fixed charge coverage ratios.

The Claymont Steel credit agreement contains customary events of default, including, but not limited to:

•	non-payment of principal, interest or fees;

•	violations of certain covenants;

•	certain bankruptcy-related events;

•	inaccuracy of representations and warranties in any material respect; and

•	cross defaults with certain other indebtedness and agreements.

Contractual Obligations

The following is a summary of our significant contractual obligations by year as of March 31, 2007.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Pension obligations(1)	N/A	$—	N/A	N/A	N/A
Operating lease obligations	$2,022	619	$1,085	$318	$—
Service agreement(2)	2,338	322	645	645	726
Letters of credit	550	550	—	—	—
Claymont Steel term loan and related interest(3)	20,976	7,880	13,096	—	—
Claymont Steel revolving credit facility and related interest(4)	59,944	—	—	59,944	—
Claymont Steel senior notes and related interest(5)	178,386	9,319	18,638	18,638	131,791

	$264,215	$18,690	$33,464	$79,545	$132,517

(1)	With the exception of 2007, which is $0, we are not able to reasonably estimate future obligations.
(2)	Service agreement relates to a contract with a third party for the scarfing of slabs.
(3)	Term loan includes monthly principal amortization of $556,000 and interest calculated on the outstanding balance at 7.8% (LIBOR+2.5%).
(4)	Interest on the revolving credit facility is calculated at 6.6% (LIBOR+1.25%).
(5)	Interest on the senior notes is calculated at 8.875%.

Pension Plan

The Company maintains a noncontributory defined benefit pension plan which covers substantially all full-time employees. The plan is over-funded at December 31, 2006, as the fair value of the plan assets exceeds the present value of the benefit obligation. The over-funded amount, net of tax, is recorded in other comprehensive income.

We use the following assumptions and estimates, which are determined by our pension committee in consultation with our external actuary, in determining our pension liability:

	Successor		Predecessor
	December 31, 2006	December 31, 2005	June 9, 2005	December 31, 2004
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	6.05%	5.70%	5.75%	6.00%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%

	December 31, 2006	December 31, 2005
Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31:
Discount rate	5.70%	5.70%
Expected return on plan assets	8.0	8.0
Rate of compensation increase	3.0	3.0
Minimum required contribution	$0	$0

Our pension plan had the following effect on results of operations for the year ended December 31, 2006 and for the period of June 10 to December 31, 2005, January 1 to June 9, 2005 and for the year ended December 31, 2004 (amounts in thousands):

		Successor	Predecessor
	2006	June 10 to December 31, 2005	January 1 to June 9, 2005	2004
Service cost	$651	$409	$194	$548
Interest cost	576	366	176	473
Expected return on plan assets	(809)	(392)	(219)	(532)
Amortization of transition obligation				6
Amortization of gain and loss and prior year costs			25	63

Net periodic pension cost	$418	$383	$176	$558

The Company’s pension plan had no effect on cash flow or liquidity for the year ended December 31, 2006 and for the period of June 10 to December 31, 2005 since we made no payments to the plan nor did we take any distributions from the plan during those periods. The Company made a $2.5 million contribution to the pension plan in the period of January 1 to June 9, 2005 and a $0.8 million contribution in the year ended December 31, 2004.

For the year ended December 31, 2006, the Company recognized a $0.7 million gain, net of income tax, in other comprehensive income representing the excess of fair value of the plan assets over the projected benefit obligation.

There have been no material variations between the Company’s actual experience with the pension plan and the expected results based on the assumptions. There are no expected changes in trends or assumptions.

The Company does not anticipate making a contribution to the pension plan in the year ended December 31, 2007 and can not reasonable project required contributions in future years. At December 31, 2006 the Company had no unrecognized losses on pension assets.

Intangible Assets

Intangible assets are composed of our customer relationships, which are being amortized over a five-year life, and the Company’s prior trade name, which was written-off in the third quarter of 2006 when we changed our name to Claymont Steel. Intangible assets were valued at the Acquisition date. Customer relationships were valued at $7.0 million based on the estimated discounted after-tax cash flow derived from the customers we had at the acquisition date, assuming an average five-year customer life. Annual amortization of $1.4 million is charged to selling, general and administrative expense for the customer relationships. Our prior trade name (CitiSteel USA, Inc.) was valued at $0.6 million based on the estimated discounted after-tax cost we would have had to incur if we paid a royalty to a third-party for use of a comparable name.

Environmental Matters

In October 2006, the Delaware Department of Natural Resources and Environmental Control (DNREC) issued a Notice of Conciliation and Secretary’s Order requiring the Claymont Steel to fund an independent study to determine engineering and operational options to control dust and other particulate emissions. The DNREC plans to make a determination on further dust control requirements upon review of the study. Accordingly, the outcome cannot be determined at this time.

In 2006, Claymont Steel performed an emissions test that indicated that mercury emissions were higher than previously calculated by it using information supplied by the United States Environmental Protection Agency. In November 2006, DNREC issued a Secretary’s Order, which requires Claymont Steel to monitor and reduce mercury emissions. The Order requires Claymont Steel to implement a quarterly testing program and to develop a plan to reduce the mercury contained in the feed to the electric arc furnace. Mercury-containing scrap is an industry-wide problem. Automobile scrap may contain mercury switches that have not been removed during the recycling process, and thus mercury can be emitted when Claymont Steel smelts recycled scrap steel products, including used automobiles, to produce custom steel plate products. Claymont Steel has already taken steps to reduce mercury levels in the feed—it is no longer using municipal solid waste scrap, is partially funding a rational mercury switch removal program through an industry trade association and is increasing its purchases of automobile-free scrap. The Order also requires Claymont Steel to elect one of the alternatives set forth in the Order for reducing mercury emissions and notify DNREC of the alternative selected by January 31, 2007. The alternatives include source reduction of mercury in the scrap, installation of a carbon injection system or alternative emission control system, some combination of source reduction and emission controls, or ceasing operation of the electric arc furnace. On January 30, 2007, Claymont Steel notified DNREC that it elected to implement a combination of source reduction and emission controls. The Order requires Claymont Steel to have the selected alternative operational by December 31, 2008. At this time, Claymont Steel cannot estimate the cost of any corrective measures. If Claymont Steel were ultimately required to install and operate a carbon injection system, it does not believe the associated costs would have a material effect on its results of operations or financial condition.

Claymont Steel is also working with DNREC to investigate potential PCB and PAH contamination in the active scrap yard area. An investigative work plan was submitted in late October 2006 for some additional sampling, and Claymont Steel is awaiting review comments from DNREC. Claymont Steel believes any requirements for remediation will not have a material effect on the Company’s financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. This evaluation provides a basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences may be material. We believe that our significant accounting policies involve a higher degree of judgment and complexity.

Investment Securities. Investment securities represented 3% and 39% of our total assets at March 31, 2007 and December 31, 2006, respectively. Investment securities are carried at fair value and have maturities of less than three months at March 31, 2007 and December 31, 2006. Fair value is approximated based on market value of the securities at the balance sheet date.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable represented 33% and 17% of our total assets at March 31, 2007 and December 31, 2006, respectively. Accounts receivable, net of a reserve for doubtful accounts, are carried at net realizable value, which is estimated based on the expected collectibility of each individual customer account. We establish reserves for doubtful accounts on a case-by-case basis when we believe the payment of amounts owed to us is unlikely to occur. In establishing these reserves, we consider our historical experience, changes in our customer’s financial position, and any disputes with customers. We derive a significant portion of our revenues from steel service centers and fabricators and construction-related industries and our receivables are concentrated in those industries. If the financial condition of our clients were to deteriorate, additional allowances may be required. For the thirteen weeks ended March 31, 2007, we increased the reserve by $0.1 million. During the year ended December 31, 2006, we decreased the allowance for doubtful accounts through expense of $0.9 million. For the period from June 10 to December 31, 2005, we increased the reserve by $0.3 million. In fiscal year 2004, we increased the reserve by $0.8 million. The allowance was decreased for write-offs and recoveries of specifically identified uncollectible accounts by $0.0 million, $0.7 million, $0.0 million and $0.6 million, respectively.

The reserve for doubtful accounts totaled $0.4 million at December 31, 2006, $1.3 million at December 31, 2005 and $1.0 million at each of June 9, 2005 and December 31, 2004.

Inventories. Inventories represented 32% and 17% of our total assets at March 31, 2007 and December 31, 2006, respectively. Inventories include raw materials consisting of scrap steel, alloys and flux and work-in-process consisting of steel slabs, finished plate, manufacturing supplies and spare parts. Inventories also include labor and overhead and are recorded at the lower of cost (first-in, first-out method) or market. We review whether the realizable value of this inventory is lower than its book value. If our valuation is lower than its book value, we take a charge to expense and directly reduce the value of the inventory. We do not maintain a separate inventory reserve account.

Property, Plant and Equipment. Property, plant and equipment represented 19% and 10% of our total assets at March 31, 2007 and December 31, 2006, respectively. We determine the carrying value of these assets based on our property and equipment accounting policies, which incorporate our estimates, assumptions and judgments relative to capitalized costs and useful lives of our assets.

Our property and equipment accounting policies are designed to depreciate our assets over their estimated useful lives. The assumptions and judgments we use in determining the estimated useful lives reflect both historical experience and expectation regarding future operations. The use of different estimates, assumptions and judgments in the establishment of the property and equipment accounting policies would likely result in different net book values of our assets and results from operations. We review our property and equipment for impairment when events or circumstances change indicating the carrying value of the assets may be impaired.

Revenue Recognition. We recognize revenue when the steel plate is shipped to our customers. We ship plate after we determine that it meets customer specifications. We establish reserves for sales returns and allowances based on our historical experience and future expectations. For the thirteen weeks ended March 31, 2007, we increased the reserve by $0.2 million. During the year ended December 31, 2006, we increased the allowance for sales returns and allowances through charges to expense of $1.3 million, and for the period from June 10 to December 31, 2005, we increased the reserve by $0.2 million. For the period of January 1 to June 9, 2005, we increased the reserve by $0.1 million, and in fiscal year 2004, we increased the reserve by $1.4 million. The allowance was decreased for actual returns and allowances by $0.4 million, $0.7 million, $0.2 million, $0.7 million and $0.6 million, respectively.

The reserve for sales returns and allowances totaled $0.2 million at March 31, 2007, $0.3 million at December 31, 2006, $0.2 million at December 31, 2005, $0.2 million at June 9, 2005 and $0.9 million at December 31, 2004.

Long-Lived Assets—The Company’s long-lived assets are composed of intangible assets, which represented 3% and 2% of our total assets at March 31, 2007 and December 31, 2006, respectively. Intangible assets are composed of our customer relationships, which are being amortized over a five-year life, and the Company’s prior trade name, which was written-off in the third quarter of 2006 when we changed our name to Claymont Steel. Intangible assets were valued at the Acquisition date. Customer relationships were valued based on the estimated discounted after-tax cash flow derived from the customers we had at the acquisition date, assuming an average five-year customer life. Our prior trade name (CitiSteel USA, Inc.) was valued based on the estimated discounted after-tax cost we would have had to incur if we paid a royalty to a third-party for use of a comparable name.

The Company evaluates the carrying value of long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. Such evaluation relies on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company’s evaluation considers non-financial data such as changes in operating environment, competitive information, market trends and business relationships. If the sum of the undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Income Taxes—The Company’s income tax receivable represents 2% and 1% of our total assets at March 31, 2007 and December 31, 2006, respectively. Our income tax receivable will be realized as the Company earns taxable income in 2007.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Valuation allowances, if any, are provided when a portion or all of a deferred tax asset may not be realized. The Company’s deferred tax assets and liabilities represented less than 3% of our total assets and total liabilities at March 31, 2007 and December 31, 2006. The Company expects to realize our deferred tax assets as we earn taxable income in 2007 and future years.

Pensions—The Company has a noncontributory defined benefit pension plan which covers substantially all full-time employees. The plan is over-funded at March 31, 2007 and December 31, 2006 as the fair value of the plan assets exceeds the present value of the benefit obligation. The over-funded amount, net of tax, is recorded in other comprehensive income.

Recently Issued Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 (Accounting for Derivative Instruments and Hedging Activities) and No. 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. In addition, SFAS No. 155 established a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation under the requirements of Statement No. 133. This Statement will be effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 on January 1, 2007 did not have a material impact on the Company’s consolidated financial condition or results of operations.

In June 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN No. 48”), which is effective in fiscal years beginning after December 15, 2006. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN No. 48 on January 1, 2007 did not have a material impact on the Company’s consolidated financial condition or results of operations.

In March 2006, the FASB issued Statement No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. This statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value on each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity’s exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and, 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair vale in the statement of financial position and additional footnote disclosure. This standard is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006 with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. The adoption of FASB Statement No. 156 on January 1, 2007 did not have a material impact on the Company’s consolidated financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. We adopted SFAS No. 158 in December 2006 and its adoption resulted in a $715,000 increase in other comprehensive income.

In September 2006, the Securities and Exchange Commission (SEC) issued SAB 108, in which the SEC staff established an approach that requires quantification of financial statement errors based on the effects of the error on each of our financial statements and the related financial statement disclosures. The interpretations in this Staff Accounting Bulletin are being issued to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build-up of improper amounts on the balance sheet. SAB 108 is effective on or before November 15, 2006. We have completed our evaluation of SAB 108 and have determined that this interpretation does not have a material effect on our consolidated results of operations or consolidated financial position.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-5, Accounting for Purchases of Life Insurance—Determining the Amount that Could be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance). This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policyholder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The adoption of Issue No. 06-5 on January 1, 2007 did not have a material impact on the Company’s consolidated financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated financial position and results of operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet financing arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. We are exposed to market risk in the form of interest rate risk relating to the borrowings under the Claymont Steel credit agreement. Revolving credit loans under the Claymont Steel credit agreement accrue interest at floating rates equal to the prime rate of interest or LIBOR plus 1.00% to 1.75% (based on the amount of availability), as applicable per annum. Advances under the letters of credit under the Claymont Steel credit agreement accrue interest at floating rates equal to LIBOR plus 1.00% to 1.75% (based on the amount of availability) per annum. The rate at March 31, 2007 was LIBOR plus 1.25%. Borrowings under the term loan accrue interest at floating rates equal to LIBOR plus 2.50% per annum. If the prime or LIBOR rates increase at any time, the interest rates applicable to our borrowings under the Claymont Steel credit agreement would increase, thereby increasing the applicable interest on our interest expense and reducing our net income. We do not have any instruments, such as interest rate swaps or caps, in place that would mitigate our exposure to interest rate risk relating to these borrowings. At March 31, 2007, $62.9 million was outstanding under the Claymont Steel credit agreement. The effect of a hypothetical 1% increase in interest rates based on $62.9 million outstanding would increase our annual interest expense by $0.6 million and decrease our net income by approximately $0.4 million.

Commodity Price Risk. In the ordinary course of business, we are exposed to market risk for price fluctuations of raw materials and energy, principally scrap steel, steel slabs, electricity and natural gas. We attempt to negotiate the best prices for our raw materials and energy requirement and to obtain prices for our steel products that match market price movements in response to supply and demand. We introduced a raw material surcharge in January 2004 designed to pass through increases in scrap steel costs to our customers. Our surcharge mechanism has worked effectively to reduce the impact of increased scrap costs so we can maintain higher and more consistent gross margins. Any increase in the prices for raw materials or energy resources could materially increase our costs and lower our earnings.

BUSINESS

We are the only non-union mini-mill focused on the manufacture and sale of custom discrete steel plate in North America. Our business is customer service oriented in that we focus on small order quantities, short lead times and non-standard dimensions. This orientation, along with our superior product quality, differentiates us from both commodity steel plate manufacturers and our competition in the custom discrete steel plate market. Our manufacturing capabilities enable us to efficiently provide steel plate in non-standard dimensions to customers with distinct product and service needs. Our production capabilities are complemented by our knowledgeable sales force, meticulous quality assurance process, flexible scheduling system and reliable product delivery. Our ability to provide custom sizes, superior customer service, small order quantities and short lead times allows us to obtain premium pricing as compared to commodity steel plate manufacturers and has also garnered us top rankings in end-user customer satisfaction in the steel plate industry every year since 2001 according to the annual survey conducted by Jacobson & Associates, a recognized steel industry consulting firm.

Through our manufacturing facility located in Claymont, Delaware, we have the capacity to produce over 500,000 tons of steel plate annually and we believe we are a low-cost producer of custom steel plate in our primary target market. Our well-maintained facility in Claymont, Delaware conducts a full range of steel-making activities, utilizing an electric arc furnace, slab caster and rolling mill. We believe that our Claymont manufacturing facility is in good condition and is suitable for our operations and believe that this manufacturing facility will have sufficient capacity to meet our needs for the foreseeable future.

Throughout the 1990’s, we profitably served the commodity plate market, with approximately 80% of our revenues generated from service centers. However, by the end of that decade, competition from new mini-mill entrants had reduced profits in the commodity plate market to unattractive levels. In 2001, we made a strategic decision to transition our business focus to producing custom (i.e., thicker, longer and wider than standard sized) plate and being customer service oriented in order to serve fewer service centers and greater high margin end-user customers in numerous end-markets, including bridges, tool and die, railcars, and general fabrication, among others. In order to effect this change, from 2001 to 2003 we upgraded and reoriented our facility, equipment and processes to maximize our ability to efficiently produce plate across a broader range of grades, gauges, widths and lengths. We have increased revenue, gross margin and EBITDA, as well as EBITDA and gross EBITDA percentages. We also strengthened and reoriented our sales and customer service staff. Since the implementation of these initiatives, we have improved overall shipments, custom steel plate shipments and direct sales to end-users, as detailed in the table below.

	Year Ended December 31,
Tons Shipped:	2004	2005	2006
Total	343,758	336,611	395,025	(1)

Product Mix:
Custom Steel Plate	253,615	240,570	252,997
Commodity Steel Plate	90,143	96,041	142,028

Customer Mix:
End-Users	199,504	188,264	207,445
Service Centers	144,254	148,347	187,580

(1)	Total does not include toll processing of 12,158 tons rolled in 2006.

We believe we are well positioned for continued growth in volume and profitability. From June 2005 to March 2007, we spent over $22.8 million on capital improvements to increase capacity, improve efficiency, and upgrade our facility. We believe that these upgrades, when combined with our recent addition of a fourth shift, increase our capacity from 420,000 tons annually to over 500,000 tons annually. In addition, we are now actively marketing and selling our products in the custom discrete steel plate market west of the Rocky Mountains, which we believe is an underserved and attractive market.

We have developed a loyal customer base with a high level of customer retention. As a result of our niche focus, commitment to customer service and high product quality, we estimate that we have been able to capture approximately 20% of the custom discrete steel plate market east of the Rocky Mountains.

Industry Overview

In 2006, domestic steel mill shipments were approximately 108.6 million net tons, an increase of 5.4% from 2005, according to the American Iron and Steel Institute. Steel is sold principally to the automotive, construction, steel product fabrication, container and packaging, oil and gas, electrical, machinery and appliance industries. In some of these industries, such as the automotive and construction industries, steel competes with other substitute materials such as plastic, glass, composite and ceramic materials.

Manufacturers of steel are classified as either “integrated mills” or “mini-mills.” Mini-mills differ from integrated steel producers in that their primary input is scrap metal, whereas the integrated mills make steel by processing iron ore and other raw materials in blast furnaces. We believe that mini-mills and integrated mills generally have significantly different management styles, labor relations, cost structures and scale efficiencies. We believe that mini-mills are generally considered more efficient and technologically advanced than integrated mills, with lower ratios of fixed costs to variable costs and more effective human resource allocation than integrated mills. Consequently, we believe that mini-mills are typically able to operate more cost effectively than integrated mills. Of the total steel shipments in the United States, it is estimated that mini-mills accounted for approximately 57% in 2006, according to the American Iron and Steel Institute.

The domestic steel industry has experienced strong profitability following a trough period from 1999 to 2003. Increased shipments, consumption, and production were driven by strength in several key end-markets and a stronger overall economy. In addition to strong domestic demand for steel, structural changes to the U.S. steel industry, including consolidation and the widespread acceptance of steel scrap surcharges, significantly contributed to the rebound in the domestic industry. We believe that these structural changes will reduce industry cyclicality and result in greater pricing discipline.

There are a variety of major product segments produced by steel mills, including long products (rod, bar, rebar, etc.), sheet and plate. The steel plate market is a relatively small segment of the overall steel industry, representing only 7% of U.S. steel shipments by weight in 2006, according to the American Iron and Steel Institute. Consistent with overall industry consolidation and rationalization trends, since the beginning of 2003, we believe that approximately 1.2 million tons of capacity has been eliminated from the steel plate market and the number of principal plate competitors has been reduced from ten to six. Furthermore, we believe that there is currently only one new domestic plate mill expected to come online. Steel plate is used in a wide range of end-markets, including heavy equipment, general construction, railcars, shipbuilding, bridge, fabrication, numerous industrial applications and wide diameter pipe, and demand is expected to grow in many of these end markets through 2008, according to various industry sources. The strength and diversity of these markets creates a more stable supply/demand balance than that for sheet steel, which is highly dependent on the auto industry. Relative to sheet products, steel plate is more costly and difficult to ship, reducing import pressures, which are further mitigated by the demand for plate from developing economies such as China and India.

The stable supply/demand balance for steel plate is reflected in its price, which has remained virtually flat over the past year. Between May 2006 and March 2007, monthly domestic plate prices ranged from a high of $820 per ton to a low of $775 per ton, a variance of only $45 per ton, or 6% from the yearly low. This consistent pricing for plate differs significantly from other segments, such as hot rolled sheet, where prices have ranged from a high of $630 per ton to a low of $508 per ton between May 2006 and March 2007, a variance of $22 per ton, or 24% from the yearly low.

The steel plate market is composed of three segments: coil, standard discrete and custom discrete. We focus on the niche custom discrete plate market, which we believe to be approximately 1.6 million tons annually and which commands higher prices per ton than other segments. Since 2000, three steel plate mini-mills that historically served the custom discrete market and had aggregate capacity of over two million tons have been eliminated, leaving very favorable market conditions for the remaining three participants.

Business Strengths

We believe that we have the following competitive strengths:

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Niche Market Focus with Limited Competition. We are a custom, service-oriented mini-mill focused specifically on serving customers with distinct needs in the discrete steel plate market. We deliver steel plate to our customers in a more timely fashion and provide more value by significantly reducing mill lead times, enabling smaller minimum order sizes and by providing a lower-cost alternative to purchasing non-standard sizes through a steel service center (which requires paying additional processing charges). Custom sizes comprise approximately 74% of our production, which limits our primary competition to a single integrated (i.e., non mini-mill) producer that is focused principally on serving the commodity steel market. We compete to a lesser degree with two mini-mills that produce standard sizes but do not produce the thicker, wider and longer plate in which we specialize. We believe that over 50% of our 2006 plate production could not have been produced efficiently in these mills, because these mills do not have the capability to produce thicker, wider and longer plate. We therefore have limited competition in this niche market. Oregon Steel, our only competitor located in the Western U.S. market, is a slab converter with rolling capabilities similar to ours. Due to its primary reliance on foreign produced slabs, we believe that Oregon Steel has difficulty competing for “Buy American” projects and for custom-sized orders with short lead times. Finally, substantially all of the steel plate imported to the United States is in standard sizes and therefore does not compete directly with the majority of our products.

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Production Facility Optimized for Low Cost Production in Market Niche. Our production facility is specifically configured to produce steel plate, in non-standard dimensions, in small order sizes, with short lead times. Since 2005, we have increased our focus on active maintenance and repair of the facility. Our high-quality mill assets include a 500,000 tons per year electric arc furnace, a single strand continuous caster, a reheat furnace and an over 500,000 tons per year plate mill. Unlike continuous mills, which are focused on high volume continuous runs of commodity plate, our mill is designed to give us the flexibility to schedule and process individual orders in an efficient manner. Our rolling mill produces thicker, wider and longer plate than that produced by commodity plate mills, and we have upgraded our mill to ensure close tolerances and excellent overall quality. Our plant is well-suited for rapid custom order throughput; a slab can be rolled into a finished plate within three hours of being charged into the furnace. Finished goods testing can be completed within 24 hours in order to insure that the plate meets customer requirements without delaying order turnaround. We believe our mill configuration allows us to be a low-cost producer in our target market.

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Non-Union Workforce. Our non-union workforce provides us with significant cost and flexibility advantages. Unlike mills that employ unionized labor, which mandate specific criteria with respect to wage rates, the number of employees and the functions each employee can perform, we are able to control our wage rates and optimize our headcount to run as efficiently as possible. Many of our skilled workers can perform multiple job functions, allowing for flexibility in scheduling and rapid changes in production schedules, which we believe would not be possible under many union contracts. In addition, union contracts typically provide the highest compensation to employees with the most seniority rather than those with the greatest ability. Our employees are assigned to positions, promoted and rewarded based on job performance. This improves efficiency and our ability to attract and retain the best employees in key positions.

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Focus on Superior Customer Service. We believe we provide the highest level of customer service available in the industry. Our niche within the industry and our core service philosophy require us to be especially attentive to our customers and to meet their specific needs, including offering our customers quicker delivery and warehousing. According to Jacobson & Associates, an industry recognized consulting firm, we have had top rankings in end-user customer satisfaction among all North American producers of steel plate in every annual survey since 2001. In addition, we believe that we employ the most knowledgeable sales force within the discrete steel plate market. Unlike salespeople at commodity-oriented mills who focus on taking numerous large orders, the customized nature of our products requires us to employ highly-trained salespeople to work collaboratively with our customers. Our salespeople spend significant time with our customers and are a differentiating component in providing high quality service.

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Loyal and Diverse Customer Base. We have a very strong base of key customers, with no single customer accounting for more than 5% of sales in 2006, and our top 15 customers accounting for 30% of our sales, in 2006. These key customers have an average tenure with us of more than ten years. We attribute our loyal and diverse customer base to our custom approach and our dedication to providing the highest quality customer service in the industry.

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Low Cost Scrap Sourcing. We believe that our scrap sourcing practices, combined with our scrap rich geographic location, enable us to purchase steel scrap at significantly lower prices than many other steel producers. We are highly active in the scrap market and can accommodate a wide range of scrap grades and buy smaller quantities of scrap than larger steel producers, which, we believe, provides us a significant advantage in securing low scrap pricing. In addition, we are in a geographically advantageous location and within close proximity to numerous scrap yards in the Delaware Valley, which provides us greater selection, low pricing and inexpensive and timely delivery of our scrap. As a result of these factors, we believe we realized an average cost advantage over larger steel plate producers of approximately $9 per scrap ton since 2004 based on our cost of scrap compared to the average cost of scrap published by industry sources.

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Significant Barriers to Entry. There are significant barriers to entry primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. Based on these factors and published reports by domestic steel manufacturers regarding their expansion plans, we believe that there is currently only one new steel plate mill expected to come online in the United States. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

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Experienced Management Team. We have a strong and experienced management team with significant experience in the steel industry. On average, our management team has over 21 years of experience in the steel industry and is led by our Chief Executive Officer, Jeff Bradley, who, prior to joining us, spent 22 years with Worthington Industries, a steel processing and steel products company with approximately $3.0 billion in annual revenue. Members of our management team were responsible for engineering our transition to a custom, service-oriented mini-mill and have a strong track record of driving continuous improvement in the business. In addition to our strong executive management team, we benefit from highly motivated and experienced mid-level managers in all of the key functional areas, including operations, sales and marketing, and accounting and finance.

Business Strategy

We intend to profitably grow our business by pursuing the following strategies:

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Expand Into New Markets. We believe that identifying and entering new markets is critical for our continued growth. One of the key growth regions is the West Coast market which we believe to be underserved, particularly for “Buy American” contracts. Under “Buy American” programs, federal projects and state projects requiring matching federal funds require contractors to purchase materials that are manufactured domestically. Oregon Steel is the only steel plate producer located in this region and they source a significant portion of their slabs from foreign sources which disqualifies the resulting plate from “Buy American” contracts. Due to Oregon Steel’s reliance on foreign-based slabs, we believe that there are no steel plate manufacturers west of the Rocky Mountains that can satisfy “Buy American” contracts. In 2004, we hired a sales agency staffed by two highly experienced sales representatives to sell our products into the West Coast market. One of these representatives was formerly the head of sales for Oregon Steel. We estimate the West Coast market to be approximately 600,000 tons annually. In 2004, we shipped approximately 6,000 tons and in 2005, we shipped approximately 14,000 tons into the West Coast market. In 2006, we shipped over 23,000 tons in the West Coast market and we expect to ship over 40,000 tons to this market by 2008. Moreover, in 2005, the United States Congress passed a transportation bill that we believe will enable us to significantly increase our estimated growth into this market through “Buy American” bridge and interstate construction projects. In addition to entering the West Coast market, we have recently entered the specialty segment of the growing oil and gas steel pipe market and sold approximately 6,000 tons in 2006, up from zero tons in 2004.

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Expand Higher Margin, Value-Added Service Offerings. We believe we can seamlessly expand the value-added services we offer to our customers. We plan to continue to expand our custom plate burning service offering, which consists of cutting plate into configured shapes and sizes to meet specific customer requirements. This is a high value-added service as it eliminates the need for our customers to purchase their plate from service centers or burn plate themselves in-house. For the fiscal year ending 2006 we sold approximately 15,100 tons of custom-burned plate parts at a selling price of approximately $1,017 per ton (an average premium of $234 over commodity plate prices). We expect to increase our annual tonnage of custom-burned plate parts to 30,000 tons by the end of 2007. In the first quarter of 2007, we shipped 5,593 tons of custom-burned product. We believe that this technology could also increase our orders for additional steel plate due to our customers’ preference to purchase steel plate from a single source that can manufacture and burn steel plate to their specifications. In addition to custom burning, other opportunities exist to provide value-added services such as producing heat treated plate. Increasing this higher margin business would enable us to increase profit without the need to increase production capacity.

•

Increase Mill Capacity and Production Efficiency. We continually strive to improve our operating efficiency and increase our production capacity. In 2001, we cut back production to three shifts from four shifts to accommodate our new custom product mix and to optimize yield and quality. Based on this reduced schedule, our plant had 300,000 tons of finished capacity in 2001. By 2004 we had increased overall yield of finished steel plate from melt shop input from 71% to 73%, reduced the rejection rate from as high as 7% to less than 0.5%, and reduced mill downtime significantly. These improvements remain consistent through today. These changes resulted in an increase in our annual production capacity to over 500,000 tons with no additional headcount or labor hours and no significant capital improvements. In 2006, we shipped over 400,000 tons. Since June of 2005, we have implemented over $22.8 million of capital improvements, significantly overhauled the plant maintenance organization, and added a fourth crew to reduce overtime costs. We also have identified several additional improvement opportunities that we believe will further improve production capacity in our melt shop and plate mill, including: reducing the bottleneck in the melt shop by moving the slab yard into the plate mill; installing a more efficient scarfing facility; expanding the crane system in the shipping area; adding Level Two controls (which automate the process of reheating our slabs); and optimizing preventative maintenance planning and execution. These initiatives are targeted for completion by the end of 2007 and will accommodate our sales growth initiatives discussed above. Furthermore, we have identified cost reduction opportunities within the melt shop and plate mill, including a redesigned zoned roll cooling system, and other general improvements that we expect will cost approximately $2.5 million and are expected to generate approximately $3.0 million of incremental annual cost savings. Many of these cost savings initiatives are currently underway and are expected to be completed by the end of 2007. We expect to use approximately $15.0 million in capital expenditures in 2007.

•

Further Penetrate Existing Markets. We believe that we have the opportunity to gain additional share in our current markets. Management has identified a list of target accounts that buy steel plate from the competition even though we believe that we can service these customers’ needs more economically and effectively. In 2006, we had 27 new custom plate burning customer relationships with first orders of 5,292 tons and potential of 15,400 tons. We also had 72 new standard plate customer relationships with first orders of 6,061 tons and potential of 249,500 tons. During the first quarter of 2007, we had 8 new custom plate burning customer relationships with first orders of 657 tons and potential of 2,150 tons. We also had 28 new standard plate customer relationships with first orders of 7,002 tons and potential of 53,200 tons.

Products

We are a niche manufacturer of custom discrete carbon steel plate for use in a number of end-use applications, including bridges, railcars, tool and die, and heavy machine and equipment. We offer a wide range of steel plate products of varying thickness, width and length. Our discrete plate is produced in thicknesses from 1/4” to 6” and in widths from 48” to 156” with a maximum length of 1,400”. We primarily produce three categories of plate steel including Carbon, High Strength Low Alloy (“HSLA”) and Pressure Vessel Quality (“PVQ”). Within each of these categories we manufacture grades as specified by various organizations including the American Society for Testing and Materials (“ASTM”), the American Iron and Steel Institute (“AISI”), the American Bureau of Ships (“ABS”), Canadian Steel Association (“CSA”) and the American Association of State Highway Transportation Officials (“AASHTO”). We produce steel plate in custom lengths, widths and thicknesses primarily for the grades of steel designated in the table below:

Category	Grade	Application

Carbon	ASTM-A36	General construction, general fabrication, light structures

	ASTM-A283	General construction, general fabrication, light structures

	AISI-1008-1045	Chemistry only steels—not certified to any strength levels
	ABS-Grade A	Ship building
	ABS-Grade B	Ship building
	CSA-44W	CSA designation for ASTM-A36 (Canadian)

HSLA	ASTM-A572-50	Increased strength fabrications and structures

	ASTM-A572-60, 65	Increased strength fabrications and structures
	ASTM-A588	Structures that do not require paint (bridges and towers) uniform corrosion resistance
	ABS-AH 32/36	Higher strength ship building
	ABS-DH 32/36	Higher strength ship building, increased impact resistance
	ASTM-A656-80	High strength fabrications, increased abrasion resistance
	ASTM-A633	Medium to high strength fabrications
	ASTM-AR 235	Medium to light duty abrasion resistance
	ASTM-A871-60	High strength fabrications and general construction

PVQ	ASTM A516-70	Pressure vessels, most commonly used grade

	ASTM A285 B/C	Lighter duty pressure vessels
	ASTM A 612	Lighter duty pressure vessels

Customers

We primarily sell discrete steel plate for end use applications that include bridges, tool and die, railcars, and other applications. In the past, the majority of the products we produced were sold directly to service centers, which process and distribute steel plate to end-users. While this continues to be an important part of our business, our customer mix has shifted to include more direct sales to end-users. Providing products to end-users offers us an opportunity to provide higher levels of customization, and represents a higher margin opportunity. We have a strong base of key customers, with no single customer accounting for more than 5% of sales in 2006. In 2006, our top 15 customers represented approximately 30% or our total sales, and these customers have an average tenure with us of more than ten years.

The following table presents data for tons shipped for the year ended December 31, 2006 by end-market and geographical region:

End Market	Tons	% of Total Tons Shipped
Service Center	187,580	48%
Bridge	72,737	18
Die	28,731	7
Railcar	20,583	5
Heavy Machinery & Equipment	18,672	5
Fabrication	26,105	6
Tank & Pressure Vessel	14,811	4
Power & Communication Equipment	15,969	4
Shipbuilding	3,598	1
Pipe	5,995	2
Miscellaneous	244	0

Geographical Region	Tons	% of Total Tons Shipped
Midwest	127,413	32%
Mid-Atlantic	86,782	22
West	55,377	14
Southeast	63,774	16
Canada	33,262	8
Northeast	28,416	7

Sales and Marketing

We sell our steel plate principally through our own sales department. Our sales office is located in our headquarters in Claymont, Delaware. Most of our sales are initiated by contacts between sales representatives and customers. Accordingly, we do not incur material advertising or other promotional expenses. Our sales organization is designed to take full advantage of our successful transition to a custom, service-oriented mini-mill, reaching end-user customers throughout the United States and Canada. Additionally, we utilize independent sales agents to cover regional sales in the Western United States.

Raw Materials

There are three raw material categories consumed in the production of steel plate: scrap, alloys and flux. Scrap comprises 90% of the charge while alloys and flux are 2% and 8% respectively. The key inputs within the scrap mix are shredded automobile scrap and #1 heavy melting scrap. These scrap types account for more than 50% of the scrap consumed at the facility. Alloys, though not a significant proportion of the tonnage of raw materials consumed, have a dramatic impact on the cost to produce steel. The significant flux additives are lime and coal. The lime acts as a cleansing agent while the coal is used to contribute carbon and energy to the melt shop process.

Local scrap brokers supply a significant amount of scrap that is required for our operations. Several brokers, all located within close proximity of the plant, fulfill the majority of our ongoing scrap requirements. We purchase scrap in small orders, ranging from 200 to 500 tons, to avoid overpaying for the material.

Alloys and flux are purchased by a purchasing agent in the spot market on an as needed basis. Typically, pricing is secured on a quarterly basis and there is no minimum purchase commitment. All purchase orders are reviewed by management to ensure the best pricing has been obtained.

We do not have long-term contracts with any of our suppliers. There are multiple sources of supply for the raw materials we use.

Energy

Our manufacturing process in Claymont consumes large amounts of electricity. We currently satisfy the electrical needs for our facility by purchasing electricity from the local utility, Delmarva Power. Our purchasing is based on hourly real-time market pricing. We do not currently secure long-term energy contracts or purchase futures for purposes of hedging. During the summer months, we may elect to shut down our melt shop during peak periods of power costs. We believe that purchasing energy on a short term basis allows us to maximize usage during low cost market environments while providing a cost effective solution for slowing down production during times of peak energy pricing. Historically, we have been adequately supplied with electricity and we do not anticipate any material curtailment in our operations resulting from energy shortages.

Our process also consumes a significant amount of natural gas, which is purchased through a combination of Delmarva Power and a third party marketer. The larger portion purchased through a marketer is secured one to three months in advance based on NYMEX contracts to manage supply and price risk.

Manufacturing Process

We produce steel plate from steel scrap in a two-step process involving, (1) the melt shop operation, where scrap is melted down and cast into a steel slab, and (2) the plate mill operation, where the slab is rolled into steel plate.

Melt Shop Operations

The steelmaking process begins with the receipt and charging of raw materials, scrap, alloys and flux, into the charging buckets. The scrap is loaded into charging buckets with the use of an overhead crane and a field magnet. Other materials are fed through the use of gravity into hoppers and then dumped into the charging buckets with fork trucks.

When all the required material has been loaded, the electric arc furnace roof is swung open so an overhead crane can pick up the charging bucket and charge material into the furnace vessel. The roof swings back into position and three electrodes are lowered into the vessel so the melting process can begin. Electricity and oxygen are the prime sources of energy used to melt the scrap. The electricity is introduced into the vessel through the electrodes while oxygen is piped into the furnace. This process is repeated three times before the capacity of the furnace vessel is reached.

When enough scrap has been melted, approximately 185 tons, the materials are tapped into slide-gate equipped ladles for transfer to the continuous caster to be shaped into slabs. Prior to delivery at the caster, these materials are brought to the stir station where nitrogen or argon gas is introduced so temperature homogenization can occur. Once the hot metal is sufficiently cooled, the ladle is picked up by an overhead crane and delivered to the caster.

The ladle is positioned at the top of the caster for dumping into the caster machine. The slide-gate on the ladle is opened and the hot metal pools in the tundish, which is a reservoir leading to the molds of the caster machine. As a consistent supply and flow of metal is established, the metal enters a water-cooled mold resting directly below the tundish. The function of the mold is to shape the metal as well as to cool the outer edges so that it can be pulled through the machine. The newly formed slab is continuously cooled through the various roll zones until it reaches the bottom of the machine where it is cut into five slabs called “mothers.”

Upon cooling, the mothers are inspected for surface defects. Based on the observation of the inspectors, the slabs are conditioned at the scarfing machine. The scarfing machine is effectively a large torch that melts away the imperfections in the slab. The slabs are again torch cut into smaller pieces, “babies,” and transferred to the reheat furnace located at the plate mill.

Plate Mill Operations

Slabs for the plate mill are taken from the slab yard and reheated to rolling temperatures in the furnace. The slabs are then pushed onto the furnace delivery table. Slabs accepted for rolling are processed in the roughing mill. Any necessary slab turns are made on the mill entry and delivery tables. After the last pass, the roughing mill operator delivers the slab to the runout tables. At this point the roughing mill operator can retain control of the slab on the runout tables to oscillate the slab for additional cooling or control can be passed to the finishing mill operator for processing in the finishing mill.

The slab is reduced to plate in the 5,000-hp four-high finishing mill, and delivered to the mill runout tables. When processing is complete, the operator at the leveller control station directs the plate from the runout tables through the plate leveller. After passing through the leveller, the plate is delivered to the cooling bed transfer table and then to the cooling bed.

From the cooling bed, the plates are transferred to the cooling bed return tables and transported to the layout area. After marking and identifying the plate for final dimensions, the plates are transferred to the crop shear for initial cutting. The plate passes from the crop shear onto the turntable, rotated 90 degrees, and then sheared at the double-sided trimming shear. After shearing, the plate is inspected and loaded onto railroad cars for delivery to the shipping department. Any plate measuring greater than 1.5” inches in gauge is burned by torch to its final dimensions. This activity takes place in the burn out area adjacent to the hot leveller and cooling bed runout tables.

Competition

Competition within the steel industry is intense. We compete with commodity steel plate manufacturers and other producers of custom steel plate, including service centers. Our competitors include both integrated steel mills and mini-mills. We compete primarily on the basis of custom design capability, unique production capabilities, responsiveness to customers, product quality and price. Many of our competitors are larger and have substantially greater capital resources and more modern technology. Our principal competitor in the plate market is Mittal Steel, the largest steel plate producer in North America. Mittal competes in all three segments of the steel plate market, producing coil, standard discrete and custom discrete plate in three North American facilities. In addition, Mittal is planning to restart the idled plant in Gary, Indiana, due to increasing demand in the energy market. The reopening of the 160-inch plate mill is targeted for September 2007. Mittal also plans to participate in the export market. We also compete with Oregon Steel, a slab converter on the West Coast with rolling capabilities similar to ours.

There are significant barriers to entry primarily due to market conditions in the custom steel plate industry, as well as regulatory constraints which we believe restrict the ability to build new facilities or add additional capacity to existing facilities. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom market.

Employees

At December 31, 2006, we had 415 employees (136 salaried employees and 279 hourly employees). Of our employees at December 31, 2006, 22 were in sales and sales management, 28 in office and administrative capacities, and 365 in the production facility. None of our employees are parties to a collective bargaining agreement.

Properties

Our corporate headquarters are located in Claymont, Delaware. We operate out of a single, owned manufacturing facility also located in Claymont, Delaware on a 425-acre site bordering the Delaware River, which includes a 185-ton electric arc furnace, a single strand caster and a 160 inch plate rolling facility. We believe that our plate mill is in good condition and is suitable for our operations and believe that our operating facility has sufficient capacity to meet our needs for the foreseeable future. We do not own or lease any other real property.

On April 4, 2006, we engaged a commercial real estate advisory firm to conduct an evaluation of the five semi-contiguous parcels of land comprising our 425-acre site. Following the completion of this evaluation, we determined to pursue the sale of three parcels, totaling approximately 175 acres. None of our facilities are located on these parcels and the sale of these parcels would not affect any of our operations.

Regulatory Matters

Our business is subject to numerous, federal, state and local laws and regulations relating to the protection of the environment and worker safety. Environmental laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act with respect to releases and remediation of hazardous substances. Worker safety laws include the Occupational Safety and Health Act. In addition, we are subject to similar state laws. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable, due in part to the fact that certain implementing regulations for some of the laws described above have not yet been promulgated or in certain instances are undergoing revision. These laws and regulations could result in substantially increased capital, operating and compliance costs.

The State of Delaware had requested us to investigate part of our mill site for the existence of potential hazardous substances. We have submitted the requested information to the State of Delaware and have received no further communication on this matter. Accordingly, the outcome cannot be determined at this time.

In October 2006, the Delaware Department of Natural Resources and Environmental Control (DNREC) issued a Notice of Conciliation and Secretary’s Order requiring Claymont Steel to fund an independent study to determine engineering and operational options to control dust and other particulate emissions. The DNREC plans to make a determination on further dust control requirements upon review of the study. Accordingly, the outcome cannot be determined at this time, nor can we estimate the costs of any additional dust control requirements.

In 2006, Claymont Steel performed an emissions test that indicated that mercury emissions were higher than previously calculated by Claymont Steel using information supplied by the United States Environmental Protection Agency. In November 2006, DNREC issued a Secretary’s Order, which requires Claymont Steel to monitor and reduce mercury emissions. The Order requires Claymont Steel to implement a quarterly testing program and to develop a plan to reduce the mercury contained in the feed to the electric arc furnace. Mercury-containing scrap is an industry-wide problem. Automobile scrap may contain mercury switches that have not been removed during the recycling process, and thus mercury can be emitted when Claymont Steel smelts recycled scrap steel products, including used automobiles, to produce custom steel plate products. Claymont

Steel has already taken steps to reduce mercury levels in the feed—it is no longer using municipal solid waste scrap, is partially funding a national mercury switch removal program through an industry trade association, and is increasing its purchases of automobile-free scrap. The Order also requires Claymont Steel to elect one of the alternatives set forth in the Order for reducing mercury emissions and notifies DNREC of the alternative selected by January 31, 2007. The alternatives include source reduction of mercury in the scrap, installation of a carbon injection system or alternative emission control system, some combination of source reduction and emission controls, or ceasing operation of the electric arc furnace. On January 30, 2007, Claymont Steel notified DNREC that it elected to implement a combination of source reduction and emission controls. The Order requires Claymont Steel to have the selected alternative operational by December 31, 2008. At this time, we cannot estimate the cost of any corrective measures. If we were ultimately required to install and operate a carbon injection system, we do not believe the associated costs would have a material effect on our results of operations or financial condition.

Although there is no mercury emissions standard, the Company believes that its emissions are within applicable particulate emissions standards, but there can be no assurance that new or more restrictive standards will not be adopted.

Legal Proceedings

In addition to the matters discussed above under “—Regulatory Matters,” certain claims and suits have been filed or are pending against Claymont Steel. In the opinion of management, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on our consolidated financial position or results of operations if disposed of unfavorably.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages of each person who is a director or executive officer of Holdings, and the descriptions below include his service as a director or executive officer of Claymont Steel:

Name	Age	Position
Jeff Bradley	47	Chief Executive Officer and Director
David Clark	43	Chief Financial Officer
Allen Egner	54	Vice President, Finance
Steve Lundmark	65	Vice President, Sales and Marketing
Sami Mnaymneh	46	Director
Matthew Sanford	38	Director
Steve Scheinkman	54	Director
Tracy L. Shellabarger	50	Director
Tony Tamer	49	Director
Jeffrey Zanarini	36	Director

Jeff Bradley has served as our chief executive officer since 2005 and is a member of our Board. Prior to joining Claymont Steel, from September, 2004 to June, 2005, Mr. Bradley served as vice president of strategic planning for Dietrich Industries, a $900 million construction products subsidiary of Worthington Industries. Prior to joining Dietrich Industries, from September, 2000 to August, 2004, Mr. Bradley served as a vice president and general manager for Worthington Steel. Mr. Bradley has a Business Administration degree.

David Clark has served as our Chief Financial Officer since November 2006. Prior to joining Claymont Steel, Mr. Clark served as executive vice president, chief financial officer and secretary of SunCom Wireless, Inc., a publicly traded company, from its founding in 1997 through February 2006. From 1997 to 2000, Mr. Clark served as chief financial officer of Triton Cellular Partners, L.P., an entity related to SunCom Wireless. Before joining Triton, Mr. Clark was a managing director at Furman Selz L.L.C. specializing in communications finance. Prior to joining Furman Selz, Mr. Clark spent over ten years at Citibank N.A. and Citicorp Securities Inc. as a lending officer and a high yield finance specialist. Mr. Clark holds a Bachelor of Science degree in accounting.

Allen Egner has served as our vice president, finance since 2005. From 2001 to 2005, Mr. Egner served as Claymont Steel’s controller, from 1998 to 2001 he served as our manager of accounting, and from 1989 to 1998 he served as our manager of cost accounting. Before joining us, Mr. Egner was employed by Bethlehem Steel from 1974 to 1989, first as a general foreman and then as a senior cost analyst. Mr. Egner holds a Bachelor of Science degree and a Masters in Business Administration.

Steve Lundmark has served as our vice president, sales and marketing since Claymont Steel’s inception in 1988. Prior to joining Claymont Steel, Mr. Lundmark served as manager of carbon plate sales for Lukens Steel from 1986-1988, as regional sales manager of Lukens Steel from 1977 to 1986, as a branch manager for Kaiser Aluminum from 1969 to 1977, as production supervisor at Johnson & Johnson from 1967 to 1969 and as industrial engineer for Owens-Illinois Glass from 1964 to 1967. Mr. Lundmark holds a Bachelor of Science degree and a Masters in Business Administration.

Sami Mnaymneh has served on our Board and Claymont Steel’s Board since 2005. Mr. Mnaymneh is a co-founding partner of H.I.G. Capital and has served as a managing partner of the firm since 1993. Prior to joining H.I.G. Capital, from 1990 to 1993 Mr. Mnaymneh was a managing director at The Blackstone Group, a merchant bank, where he provided financial advisory services to Fortune 100 companies. Prior to that, from 1984 to 1989 Mr. Mnaymneh was a vice president in the mergers and acquisitions department at Morgan

Stanley & Co. where he served as a senior advisor to private equity firms. Mr. Mnaymneh currently serves on the board of directors of Securus Technologies, Inc. and a number of other H.I.G. Capital portfolio companies. Mr. Mnaymneh holds a Bachelor of Arts degree, a Masters in Business Administration and a Juris Doctorate.

Matthew Sanford has served on our Board and Claymont Steel’s Board since 2005. Mr. Sanford joined H.I.G. Capital in 2000 and currently serves as a managing director. Prior to joining H.I.G. Capital, Mr. Sanford was a manager with Pittiglio, Rabin, Todd and McGrath, an operations-focused consulting firm to technology based businesses, from 1999 to 2000. Previously, he held a variety of positions at Bain & Company, a management consulting firm, in which he managed the development and implementation of marketing and operating strategies for Fortune 500 business. Mr. Sanford currently serves on the board of directors of several H.I.G. Capital portfolio companies. Mr. Sanford holds a Bachelor of Arts degree and a Masters in Business Administration.

Steve Scheinkman has served on our Board since 2006. Mr. Scheinkman served as the president and chief executive officer of Transtar Metals Inc. from September 1999 to September 2006. Since Transtar’s acquisition by A.M. Castle & Co. in September 2006, Mr. Scheinkman has served as president of Transtar. Prior to joining Transtar, Mr. Scheinkman served as the president, chief operating officer and chief financial officer of Macsteel Service Centers USA. Mr. Scheinkman earned a bachelor of business administration degree in accounting from George Washington University and is a Certified Public Accountant.

Tracy Shellabarger has served on our Board since 2006. Mr. Shellabarger served as chief financial officer and vice president-finance for Steel Dynamics, Inc., a publicly traded steel manufacturer. Prior to his role with Steel Dynamics, from 1987 to 1994, Mr. Shellabarger served as controller of a division of Nucor Corporation, a Fortune 400 steel manufacturer. Mr. Shellabarger currently serves on the board of directors of Tarpon Industries, Inc. and two non-profit organizations. Mr. Shellabarger earned a Bachelor of Science degree in Accounting from the University of North Carolina, Chapel Hill, and is a Certified Public Accountant and member of the AICPA.

Tony Tamer has served on our Board since 2006. Mr. Tamer is a co-founding partner of H.I.G. Capital and has served as a managing partner of the firm since 1993. Prior to joining H.I.G. Capital, Mr. Tamer was a partner at Bain & Company, one of the world’s leading management consulting firms. Mr. Tamer has extensive operating experience particularly in the communications and semiconductor industries, having held marketing, engineering and manufacturing positions at Hewlett-Packard and Sprint Corporation. Mr. Tamer currently serves on the board of directors of Securus Technologies, Inc. and a number of other H.I.G. Capital portfolio companies. Mr. Tamer holds a Masters in Business Administration degree from Harvard Business School, and a Masters degree in Electrical Engineering from Stanford University. His undergraduate degree is from Rutgers University.

Jeffrey Zanarini has served on our Board and Claymont Steel’s Board since 2005. Since 2004, Mr. Zanarini has been a principal in H.I.G. Capital. Prior to joining H.I.G. Capital, from 2000 to 2004 Mr. Zanarini was a manager with Bain & Company, a management consulting firm. While at Bain, Mr. Zanarini devised corporate growth strategies and directed diligence efforts for equity investors. Mr. Zanarini holds Bachelor of Science and Bachelor of Arts degrees and a Masters in Business Administration.

Compensation Discussion and Analysis

Compensation Philosophy and Overall Objectives

The Company believes that the compensation paid to its Chief Executive Officer, its Chief Financial Officer and its two other executive officers, whom are collectively referred to as the named executive officers (“Named Executive Officers”), should be closely aligned with the Company’s performance as well as with each Named Executive Officer’s individual performance on both a short- and long-term basis, and that such compensation should be sufficient to attract and retain highly qualified leaders who can create significant value for the Company’s stockholders. The Company’s compensation programs are designed to provide the Named Executive Officers meaningful incentives for superior performance. Performance is evaluated using both financial and non-financial objectives that the Company believes contributes to its long-term success. Among these objectives are financial strength, customer service, operational excellence, employee commitment and regulatory integrity.

The Company’s goal has been to design a compensation program that focuses the executives on the achievement of specific annual, long-term, and strategic goals set by the Company that align executives’ interests with those of stockholders by rewarding performance that maintains and improves stockholder value. The plans are created so that executives receive cash bonuses, stock options, or restricted stock units when specific, measurable goals are achieved.

How is Compensation Determined

The Company believes that an effective total compensation plan should be structured to focus executives on the achievement of specific business goals set by the Company and to reward executives for achieving those goals. Therefore, the Company established the following key compensation principles to guide the design and ongoing administration of the Company’s overall compensation program:

1. Achieve operational targets;

2. Achieve EBITDA targets;

3. Achieve relative stock performance levels compared to peers;

4. Create stockholder value; and

5. Maintain total compensation at market competitive levels.

The Company intends to use companies in similar industries as benchmarks when establishing Named Executive Officers’ compensation. The Company also intends to review peer company data when making annual base salary and incentive recommendations.

Discussion of Specific Compensation Elements

The Company compensates its executive officers through a mix of:

•	base salary;

•	short-term cash incentive compensation (annual bonus);

•	long-term equity incentive compensation (stock options and restricted stock units); and

•	pension and other benefits.

Allocation Among Elements

The Company’s mix of base salary, short-term cash incentive and equity compensation varies depending on the level of the position held by the executive. In allocating compensation among these components, the Company believes that the compensation of our senior-most levels of management—the levels of management having the greatest ability to influence the Company’s performance—should be weighted toward performance-based goals putting a greater proportion of their compensation at risk based on achieving specific goals.

Base Salary

The Company determines base salaries for all Named Executive Officers by reviewing company and individual performance, the value each Named Executive Officer brings to the Company and general labor market conditions. While base salary provides a base level of compensation intended to be competitive with the external market, the base salary for each Named Executive Officer is determined on a subjective basis after consideration of these factors and is not based on target percentiles or other formal criteria. The base salaries of

Named Executive Officers are reviewed on an annual basis, and any annual increase is the result of an evaluation of the Company’s and of the individual Named Executive Officer’s performance for the period. An increase or decrease in base pay may also result from a promotion or other significant change in a Named Executive Officer’s responsibilities during the year.

Annual Bonus

The annual bonus is designed to align the interests of senior management with stockholder interests, as well as customer service levels, to achieve overall positive financial performance for the Company. The Compensation Committee, in partnership with management, sets clear annual performance objectives for all executives and measures annual performance against those objectives.

Individual annual bonuses are set as a percentage of base salary. Annual bonuses are earned based on two levels of criteria. A percentage of the bonus is based on the Company achieving certain EBITDA levels. The remaining bonus is determined at the discretion of the Compensation Committee.

Long-Term Equity Compensation

The Company believes that equity compensation is the most effective means of creating a long-term link between the compensation provided to officers and other key management and the gains realized by the stockholders. This program encourages participants to focus on long-term Company performance and provides an opportunity for executive officers and designated key employees to increase their ownership in the Company through grants of stock options and restricted stock units. The following is a summary of the Company’s 2006 Stock Incentive Plan.

2006 Stock Incentive Plan

Introduction. The Company’s 2006 Stock Incentive Plan (the “2006 Plan”) was adopted by the Board and approved by the stockholders in November 2006. The 2006 Plan became effective in December 2006 and will terminate no later than November 27, 2016, unless extended with stockholder approval.

Share Reserve. 450,000 shares of common stock have been authorized for issuance under the 2006 Plan. However, no participant in our 2006 Plan may receive awards for more than 100,000 shares of common stock per calendar year.

Equity Incentive Programs. The 2006 Plan is divided into three separate components:

•

the discretionary grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of common stock or stock appreciation rights tied to the value of such Common Stock;

•

the stock issuance program, under which eligible individuals may be issued shares of common stock pursuant to restricted stock awards, restricted stock units or other stock-based awards which vest upon the completion of a designated service period or the attainment of pre-established performance milestones, or such shares of common stock may be issued through direct purchase or as a bonus for services rendered to the Company (or any parent or subsidiary); and

•

the automatic grant program, under which awards in the form of stock options and restricted stock units grants will automatically be made at periodic intervals to our eligible non-employee board members.

Eligibility. The individuals eligible to participate in the 2006 Plan include officers and other employees of the Company, the Company’s non-employee board members and any consultants the Company hires and any individuals in similar capacities with any of the Company’s parent or subsidiary companies.

Administration. The Compensation Committee of the Board administers the discretionary grant and stock issuance programs. However, the Board may, at any time, appoint a secondary committee of one or more board members to have separate but concurrent authority with the compensation committee to make awards under those two programs to individuals other than executive officers and board members.

The plan administrator determines which eligible individuals are to receive awards under these two programs, the time or times when those awards are to be made, the number of shares subject to each such award, the vesting, exercise and issuance schedules to be in effect for each such award, the maximum term for which such award is to remain outstanding, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws and the cash consideration payable (if any) for shares issuable under the stock issuance program. The automatic grant program for the non-employee board members is self-executing, and the plan administrator has limited authority under that program.

Plan Features. The Company’s 2006 Plan includes the following features:

•

The exercise price for options and stock appreciation rights can not be less than the fair market value per share on the grant date. No option or stock appreciation right has a term in excess of seven years, and each grant is subject to earlier termination following the recipient’s cessation of service with the Company. The grants generally vest and become exercisable in installments over the recipient’s period of continued service.

•	Two types of stock appreciation rights may be granted:

•

Tandem rights which provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the excess of (i) the fair market value of the vested shares subject to the surrendered option over (ii) the aggregate exercise price payable for those shares; and

•

Stand-alone rights which allow the holders to exercise those rights as to a specific number of shares of our common stock and receive in exchange a distribution from us in an amount equal to the excess of (i) the fair market value of the shares of common stock as to which those rights are exercised over (ii) the aggregate base price in effect for those shares.

•	The appreciation distribution on any exercised tandem or stand-alone stock appreciation right is made in shares of our common stock.

•

Under the stock issuance program, shares may be issued at a price per share not less than their fair market value, payable in cash or other valid consideration under the Delaware General Corporation Law. Shares may also be issued as a bonus for past services without any cash purchase price required of the recipient. Shares of our common stock may also be issued pursuant to performance share awards or restricted stock units which entitle the recipients to receive those shares, without payment of any cash purchase price, upon the attainment of designated performance goals and/or the completion of a prescribed service period or upon the expiration of a designated time period following the vesting of those awards or units, including (without limitation), a deferred distribution date following the termination of the recipient’s service with us.

•	The 2006 Plan includes the following change in control provisions which may result in the accelerated vesting of outstanding awards:

•

In the event of a change in control, each outstanding award under the discretionary grant program which is not to be assumed by the successor corporation or otherwise continued in effect will automatically vest in full on an accelerated basis. However, the plan administrator will have the authority to grant awards which will immediately vest in the event of a change in control, even if those awards are to be assumed by the successor corporation or otherwise continued in effect.

•

Each award (whether in the form of an option grant or restricted stock units) outstanding under the automatic grant program at the time of a change in control will automatically vest in full on an accelerated basis.

•

The plan administrator will also have complete discretion to structure one or more awards under the discretionary grant program so those awards will vest as to all the underlying shares in the event those awards are assumed or otherwise continued in effect but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event.

•

Outstanding awards under the stock issuance program may be structured so that those awards will vest immediately upon the occurrence of a change in control event or upon a subsequent termination of the individual’s service with us or the acquiring entity.

•

A change in control will be deemed to occur in the event (i) the Company is acquired by merger or asset sale or (ii) there occurs any transaction or series of related transactions pursuant to which any person or group of related persons becomes directly or indirectly the beneficial owner of securities possessing (or convertible into or exercisable for securities possessing) more than fifty percent (50%) of the total combined voting power of our securities outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from us or the acquisition of outstanding securities held by one or more of the Company’s stockholders.

•

In the event of any stock split, stock dividend, spin-off transaction, extraordinary distribution (whether in cash, securities or other property), recapitalization, combination of shares, exchange of shares or other similar transaction affecting our outstanding common stock without the Company’s receipt of consideration, equitable adjustments will be made by the plan administrator to (i) the maximum number and/or class of securities issuable under the 2006 Plan, (ii) the maximum number and/or class of securities for which any one person may receive awards under the Plan per calendar year, (iii) the number and/or class of securities for which awards may subsequently be made under the automatic grant program to new and continuing eligible non-employee directors, (iv) the number and/or class of securities and the exercise or base price per share in effect under each outstanding award under the discretionary grant and automatic grant programs and (v) the number and/or class of securities subject to each outstanding award under the stock issuance and automatic grant program and the cash consideration (if any) payable per share.

•

The plan administrator may provide one or more individuals holding awards under the 2006 Plan with the right to have the Company withhold a portion of the shares otherwise issuable to such individuals in satisfaction of the withholding taxes to which they become subject in connection with the exercise of those options or stock appreciation rights, the issuance of vested shares or the vesting of unvested shares issued to them. Alternatively, the plan administrator may allow such individuals to deliver previously acquired shares of the Company’s common stock in payment of such withholding tax liability.

•

Plan amendments will be subject to stockholder approval to the extent required by applicable law or regulation or the listing standards of the stock exchange (or NASDAQ National Market) on which the Company’s common stock is at the time primarily traded.

Automatic Option Grant Program. Participation in the automatic option grant program is limited to (i) each individual who was serving as an eligible non-employee board member in December 2006 and (ii) any individual who first becomes an eligible non-employee board member on or after such date. For purposes of the program, an eligible non-employee board member is any non-employee board member who is not a member, officer, manager, equity holder or other affiliate of H.I.G. Capital LLC, Inc.

Grants under the automatic grant program are made as follows:

•

Each individual who was serving as an eligible non-employee board member in December 2006 was automatically granted an option to purchase that number of shares of common stock determined by dividing the sum of thirty thousand dollars by the price per share at which the common stock was sold pursuant to the Company’s initial public offering (an “IPO grant”).

•

Each individual who first becomes an eligible non-employee board member at any time after December 2006 will, on the date such individual joins the board, automatically be granted an option to purchase that number of shares of our common stock determined by dividing the applicable dollar amount by the fair market value per share of our common stock on such date, provided that individual has not previously been in our employ (the “Initial Grant”). The applicable dollar amount will be determined by the plan administrator at the time of each such grant, but in no event will exceed fifty thousand dollars.

•

On the date of each annual stockholders meeting held after the completion of the Company’s initial public offering of common stock, each eligible non-employee board member who is to continue to serve as a non-employee board member, including each of the Company’s current eligible non-employee board members, will automatically be awarded restricted stock units covering that number of shares of the Company’s common stock determined by dividing the applicable annual amount by the fair market value per share of our common stock on such date, provided that such individual has served as an eligible director for a period of at least six (6) months (the “Annual Grant”). The applicable annual amount will be determined by the plan administrator on or before the date of the annual stockholders meeting on which those Annual Grants are to be made, but in no event shall exceed thirty thousand dollars.

Any fractional share of common stock resulting from the application of the applicable dollar formula will be rounded up to the next whole share.

Each IPO Grant and Initial Grant will have an exercise price per share equal to the fair market value per share of the Company’s common stock on the grant date and will have a term of seven years, subject to earlier termination following the eligible non-employee director’s cessation of board service. The option will be immediately exercisable for all of the option shares; however, the Company may repurchase, at the lower of the exercise price paid per share or the fair market value per share, any shares purchased under the option which are not vested at the time of the eligible non-employee director’s cessation of board service. The shares subject to each IPO Grant and Initial Grant will vest in a series of four successive annual installments upon the eligible non-employee director’s completion of each year of board service over the four-year period measured from the grant date. The shares subject to each Annual Grant will vest upon the earlier of the eligible non-employee director’s completion of one year of board service measured from the grant date or his or her continuation in board service until the day immediately preceding the next annual stockholders meeting following the grant date. However, the shares subject to each automatic grant held by an eligible non-employee director (whether in the form of an option grant or restricted stock units) will immediately vest in full upon his or her death or disability while a board member.

Restricted Stock Awards

The Company granted restricted stock to Jeff Bradley in 2005 to provide an incentive to its Chief Executive Officer to focus on the growth in value of the Company’s stock.

Pursuant to the terms of the employment agreement and the restricted shares agreement between the Company and Jeff Bradley, Mr. Bradley was granted 75,451 shares of our restricted stock, representing 0.6667% of our then outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest each anniversary of the original grant date if the Company’s EBITDA levels equal or exceed targets established by the Board and Mr. Bradley is employed on each applicable vesting date.

Mr. Bradley received a dividend payment of approximately $276,000 in September 2005. Mr. Bradley was also entitled to a $466,490 dividend on his restricted shares with respect to a dividend to our equity holders declared on June 13, 2006. Mr. Bradley received $90,000 of the dividend on June 14, 2006 and the remainder was deferred pursuant to the terms of Mr. Bradley’s restricted shares agreement. In addition, Mr. Bradley was entitled to a $477,921 dividend on his restricted shares with respect to a dividend to our equity holders declared on July 12, 2006. The withheld dividends were distributed to Mr. Bradley in January 2007.

In June 2006, the Compensation Committee determined that the Company satisfied the targeted EBITDA levels and as such one-quarter of Mr. Bradley’s restricted stock vested and was released from restrictions.

Defined Benefit Retirement Plan

The Company maintains a noncontributory defined benefit pension plan, which covers substantially all full-time employees. Pension benefits are based on years of service and average annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974. Pension benefits are based on an employee reaching the normal retirement age of 65. The amounts are accumulated by multiplying the employee’s average base salary by the number of years of un-interrupted service by a pension factor of 1%. The benefit paid out is calculated using a normal form straight line annuity for a single person. The benefits paid out are not subject to any deduction for social security or other offset amounts.

Other Benefits

We also provide all employees with a 401(k) plan, health and dental coverage, company-paid term life insurance, disability insurance, paid time off and paid holidays. These benefits are typical within our industry, are designed to be competitive with overall market practices, and are in place to attract and retain the executives and employees needed to operate our business.

Severance and Change of Control Agreements.

Mr. Bradley and Mr. Clark are entitled to certain severance and change of control benefits. These agreements are described below in the section entitled “Potential Payments Upon Termination or Change in Control.”

Compensation Committee Interlocks and Insider Participation

There are no interlocking relationships between any member of the Company’s Compensation Committee and any executive officer of the Company that require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding the compensation of the Company’s Named Executive Officers for the year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Stock Awards ($)(1)		Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Jeff Bradley Chief Executive Officer	2006	$275,000		$225,000	(3)	$259,000	(4)	—		—	$13,030	$89,000	(5)	$861,030
David Clark Chief Financial Officer	2006	$29,000	(2)	0		0		0	(6)	—	0	—		$29,000
Allen Egner Vice President, Finance	2006	$151,000		$175,000		0	(7)	0	(6)	—	$6,887	—		$332,887
Steve Lundmark Vice President, Sales and Marketing	2006	$178,000		$45,000		0	(7)	0	(6)	—	$24,954	—		$247,954

(1)

Amounts in these columns represent the compensation expense recognized by the Company in accordance with SFAS 123(R) for the year ended December 31, 2006. Assumptions used in the calculation of these amounts are included in Note 13 of the Company’s audited financial statements for the year ended December 31, 2006 included in the Company’s Annual Report on Form 10-K filed with the SEC.

(2)	Mr. Clark’s employment with the Company commenced in November 2006. This amount was paid to Mr. Clark from November 2006 through December 2006. Mr. Clark’s annual base salary is $250,000.
(3)	Mr. Bradley was paid a bonus of $225,000 on July 13, 2006 for his performance for the twelve month period ended June 30, 2006.
(4)

Pursuant to a restricted shares agreement, Mr. Bradley was granted 75,451 shares of our sole stockholder’s restricted stock, one-quarter of which vested in June 2006. Mr. Bradley also received $200,000 in restricted stock units in connection with the Company’s initial public offering of common stock in December 2006. The restricted stock units vest over four years from the date of grant.

(5)

Mr. Bradley received dividend payments of approximately $89,000 in June 2006 with respect to his restricted stock. Mr. Bradley received a distribution of $855,000 of dividends held in an escrow account pursuant to his restricted shares agreement in January 2007.

(6)

Stock options were granted in connection with the Company’s initial public offering of common stock in December 2006, however the Company did not recognize any compensation expense in connection with such options for the year ended December 31, 2006.

(7)

Restricted stock units were granted in connection with the Company’s initial public offering of common stock in December 2006, however the Company did not recognize any compensation expense in connection with such restricted stock units for the year ended December 31, 2006.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding plan-based awards granted to the Named Executive Officers in 2006.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)(2)	Target (#)	Maximum (#)(2)
Jeff Bradley	12/18/06	—	—	—	—	11,764	—	—	—	—	$200,000
David Clark	12/18/06	—	—	—	—	44,117	—	—	—	$17.00	$363,083
Allen Egner	12/18/06	—	—	—	—	17,647	—	—	—	—	$300,000
	12/18/06	—	—	—	—	11,764	—	—	—	$17.00	$96,818
Steve Lundmark	12/18/06	—	—	—	—	17,647	—	—	—	—	$300,000
	12/18/06	—	—	—	—	11,764	—	—	—	$17.00	$96,818

(1)	All non-equity payouts to Named Executive Officers during 2006 are considered “Bonuses” and are reflected in the Summary Compensation Table.
(2)	There was no specified minimum or maximum award payout with respect to grants made in connection with the Company’s initial public offering of common stock.
(3)	These awards were made under the Company’s 2006 Stock Incentive Plan in connection with the Company’s initial public offering of common stock.
(4)

The grant date fair value is computed in accordance with SFAS 123(R). Assumptions used in the calculation of the amounts are included in Note 13 to the Company’s audited financial statements for the year ended December 31, 2006 included in the Company’s 2006 Annual Report on Form 10-K filed with the SEC.

Employment Arrangements

Jeff Bradley

The Company entered into an employment agreement with Jeff Bradley pursuant to which, among other things, Mr. Bradley serves as its Chief Executive Officer. Under this agreement, after the Company’s initial public offering of common stock, Mr. Bradley’s base salary increased to $350,000 per year, and he is eligible for an annual bonus of up to $225,000 of which up to $150,000 is based on the Company attaining certain EBITDA levels and the remaining $75,000 may be earned in the Compensation Committee’s discretion. In addition, Mr. Bradley is eligible for an annual equity award under the Company’s 2006 Stock Incentive Plan of restricted stock units having a value of $125,000 and for the commencement of vesting of options to purchase up to 20,000 shares each year over the next four years. Two-thirds of his equity award will be based upon the Company attaining certain EBITDA levels and the remaining one-third may be earned in the Compensation Committee’s discretion. In June 2005, Mr. Bradley was also granted 75,451 shares of Holdings’ restricted stock, representing 0.6667% of its outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest beginning on June 30, 2006 and on June 30 of each subsequent year if our EBITDA levels equal or exceed target established by our Board and Mr. Bradley is employed on each applicable vesting date. The first portion of the shares vested on June 23, 2006. In the event that the Company or certain of its affiliates experience a change of control, Mr. Bradley is entitled to an additional bonus equal to $1,000,000 minus the net proceeds that he receives upon such change of control as a result of his equity ownership. If the Company terminates Mr. Bradley without cause he is entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If the Company terminates Mr. Bradley with cause he is entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses.

On January 31, 2007, Jeff Bradley was granted options to purchase 80,000 shares of common stock at an exercise price of $18.65 per share. The options expire 7 years after the grant date and vest in four equal annual installments subject to meeting certain performance criteria.

Additionally, Mr. Bradley was granted restricted stock units having a value equal to $200,000 based on the initial public offering price of the Company’s common stock. The restricted stock units will vest ratably over a four-year period from the date of grant.

David Clark

The Company expects to enter into an employment agreement with David Clark pursuant to which, among other things, Mr. Clark will serve as the Chief Financial Officer. The terms of Mr. Clark’s employment are set out in his offer letter which provides that Mr. Clark will receive a base salary of $250,000 per year, and be eligible for an annual cash bonus of up to $125,000 and an equity award under the Company’s 2006 Stock Incentive Plan of restricted stock units having a value of up to $62,500 and options to purchase shares of the Company’s common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $62,500. Two-thirds of Mr. Clark’s cash bonus and two-thirds of his equity award will be based upon the Company attaining certain EBITDA levels and the remaining one-third of both his cash bonus and his equity award may be earned in the Compensation Committee’s discretion. If the Company terminates Mr. Clark without cause, he will be entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If the Company terminates Mr. Clark with cause, he will be entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses. Additionally, Mr. Clark was granted options to purchase shares of the Company’s common stock having an aggregate exercise price (based on the initial public offering price) of $750,000. These options vest ratably over a four-year period from the date of grant.

Allen Egner

After the Company’s initial public offering of common stock, Mr. Egner’s base salary was increased to $150,000 per year. Mr. Egner is eligible for an annual cash bonus of up to $75,000 and an equity award under the Company’s 2006 Stock Incentive Plan of options to purchase shares of the Company’s common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $80,000. One-half of Mr. Egner’s cash bonus and one-half of his equity award is based upon the Company attaining certain EBITDA levels and the remaining one-half of his cash bonus and his equity award may be earned in the Compensation Committee’s discretion. Additionally, Mr. Egner received a cash award of $100,000 and was granted restricted stock units having a value of $300,000 based on the initial public offering price and options to purchase shares of the Company’s common stock having an aggregate exercise price (based on the initial public offering price) of $200,000. These restricted stock units and options each vest ratably over a four-year period from the date of grant.

Steve Lundmark

After the Company’s initial public offering of common stock, Mr. Lundmark’s base salary was increased to $180,000 per year. Mr. Lundmark is eligible for an annual cash bonus of up to $90,000 and an equity bonus under the Company’s 2006 Stock Incentive Plan of options to purchase shares of our common stock having an aggregate exercise price (based on the fair market value of our common stock on the date of grant) of up to $80,000. One-half of Mr. Lundmark’s cash bonus and one-half of his equity award will be based upon the Company attaining certain EBITDA levels and the remaining one-half of both his cash bonus and his equity award may be earned in the Compensation Committee’s discretion. Additionally, Mr. Lundmark was granted restricted stock units having a value of $300,000 based on the initial public offering price and options to purchase shares of our common stock having an aggregate exercise price (based on the initial public offering price) of $200,000. These restricted stock units and options each vest ratably over a four-year period from the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information regarding outstanding stock options and restricted stock held by the Named Executive Officers at December 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Jeff Bradley	—	—	—	—	—	56,589	$1,040,672	11,764	$216,340
David Clark(4)	—	—	44,117	$17.00	12/17/13	—	—	—	—
Allen Egner	—	—	11,764	$17.00	12/17/13	—	—	17,647	$324,528
Steve Lundmark	—	—	11,764	$17.00	12/17/13	—	—	17,647	$324,528

(1)

Option and Stock Awards vest in four annual installments over the four-year period from the date of grant. Under certain circumstances all stock options and restricted stock grants will immediately vest upon a Change of Control as defined in the Company’s 2006 Stock Incentive Plan. See “Potential Payments Upon Termination or Change in Control” for a description of when vesting of awards is accelerated.

(2)

Pursuant to the terms of a restricted shares agreement between the Company and Jeff Bradley, Mr. Bradley was granted 75,451 shares of restricted stock in 2005. Of such shares, 12.5% vest each anniversary of the original grant date, June 30, 2005, assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest each anniversary of the original grant date if the Company’s EBITDA levels equal or exceed targets established by the Compensation Committee and Mr. Bradley is employed on each applicable vesting date. If Mr. Bradley is employed by the Company at the time of a “Change of Control,” as defined in Mr. Bradley’s employment agreement, all shares of restricted stock not previously forfeited shall immediately vest and cease to be restricted.

(3)	Based on the $18.39 per share closing price of our common stock on December 29, 2006 as reported on the NASDAQ Global Market.
(4)	See “Potential Payments Upon Termination or Change in Control” for circumstances under which Mr. Clark’s stock options immediately vest upon a Change of Control.

OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding option exercises by the Named Executive Officers during 2006 and vesting of restricted stock held by the Named Executive Officers during 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jeff Bradley	—	—	18,862	$175,794
David Clark	—	—	—	—
Allen Egner	—	—	—	—
Steve Lundmark	—	—	—	—

(1)	The Company was privately held on June 30, 2006, the vesting date. The amount above is based on an estimate of the market value of the Company as of such date.

PENSION BENEFITS

The following table sets forth the present value of the Named Executive Officers’ accumulated benefits under the Company’s pension plan as of December 31, 2006:

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Jeff Bradley	Noncontributory defined benefit pension plan	1	$13,030	0

David Clark	Noncontributory defined benefit pension plan	0	$0	0

Allen Egner	Noncontributory defined benefit pension plan	17	$71,592	0

Steve Lundmark	Noncontributory defined benefit pension plan	18	$242,119	0

We maintain a noncontributory defined benefit pension plan, which covers substantially all full-time employees, including Messrs. Bradley, Clark, Egner and Lundmark. Pension benefits are based on years of service and average annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

Pension benefits are based on an employee reaching the normal retirement age of 65. The amounts are accumulated by multiplying the employee’s average base salary by the number of years of un-interrupted service by a pension factor of 1%. The benefit paid out is calculated using a normal form straight line annuity for a single person. The benefits paid out are not subject to any deduction for social security or other offset amounts.

Earnings for the purpose of calculating the final earnings are limited to base salary as reflected in the Summary Compensation Table.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

This section describes payments that may be made to the Company’s Named Executive Officers upon several events of termination, including termination in connection with a change in control, assuming the termination event occurred on December 31, 2006 (except as otherwise noted). The information in this section does not include information relating to the following:

•	payments and benefits provided on a nondiscriminatory basis to salaried employees generally upon termination of employment, including the Company’s tax-qualified defined contribution plan; and

•	restricted stock that vested prior to the termination event—see the Outstanding Equity Awards at Fiscal Year-End table.

The Company has entered into an Employment Agreement and Restricted Shares Agreement with Jeff Bradley and intends to enter into an Employment Agreement with David Clark. The Company’s other executive officers are not a party to an employment agreement with the Company.

Jeff Bradley—Employment Agreement

Change of Control

The agreement entitles Mr. Bradley to a cash Change of Control Bonus equal to the Equity Deficiency, if Mr. Bradley is employed on the effective date of such Change of Control. Equity Deficiency is determined by subtracting the Employee’s Share from $1,000,000. If the Employee’s Share is more than $1,000,000, the Equity Deficiency is $0. The Employee’s Share equals:

•

in the case of a Change of Control involving a sale of stock of the Company (or a sale of the stock of H.I.G. Capital, together with all of the outstanding shares of capital stock of the Company not directly owned by H.I.G. Capital), the amount of Net Proceeds (as defined in the agreement) actually received directly by Mr. Bradley upon the Change of Control;

•

in the case of a Change of Control involving solely a sale of the stock of H.I.G. Capital, the amount that would be payable to Mr. Bradley upon a redemption of his Company stock immediately following such Change of Control, where the price to be paid in such redemption would equal (x) the aggregate Net Proceeds of such Change of Control divided by the percentage of the Company’s stock not owned by Mr. Bradley at the time of the Change of Control, minus (y) the aggregate Net Proceeds of such Change of Control; and

•

in the case of a Change of Control involving a sale of assets, the amount of Net Proceeds that would have been distributed to Mr. Bradley as a stockholder of the Company in an extraordinary dividend equal to the aggregate Net Proceeds upon the Change of Control.

At the current prices at which our common stock trades, the Equity Deficiency is $0.

A Change of Control under the agreement means:

•

any sale, consolidation or merger which results in the acquisition of all or substantially all of the Company’s outstanding shares of capital stock by a single person or entity or by a group of persons or entities acting in concert;

•

any acquisition in a single transaction or group of related transactions of all or substantially all of the outstanding shares of capital stock of H.I.G. Capital LLC, Inc. either alone or together with all of the outstanding shares of capital stock of the Company not directly owned by H.I.G. Capital; or

•

any sale or transfer of all or substantially all of the assets of the Company and its direct and indirect subsidiaries after which such subsidiaries retain no material business operations provided however that the term “Change of Control” shall not include any of the following: (x) a transaction or transactions with affiliates of H.I.G. Capital (as determined by the Board of Directors of H.I.G. Capital in its sole discretion); (y) a transaction or transactions pursuant to which more than 50% of the shares of voting stock of the surviving or acquiring entity is owned and/or controlled (by agreement or otherwise), directly or indirectly, by H.I.G. Capital or any of its affiliates (as determined by the Board of Directors of H.I.G. Capital in its sole discretion); or (z) any transaction which results in aggregate Net Proceeds (as hereinafter defined) of less than $150,000,000.

Termination Provisions

In the event Mr. Bradley’s employment terminates due to (i) death, (ii) disability, (iii) termination for cause or (iv) voluntary termination, Mr. Bradley or his estate shall be entitled to receive his accrued but unpaid salary through the date of death, date of notice to the Company of disability or date of termination and reimbursement of any unpaid expenses in connection with his duties with the Company.

In the event Mr. Bradley’s employment is terminated without cause, Mr. Bradley shall be entitled to receive:

(1) his accrued but unpaid salary through the date of notice of termination;

(2) reimbursement of unpaid expenses in connection with his duties with the Company; and

(3) lump-sum cash payment equal to 12 months salary plus any bonus accrued but not yet payable reduced by the Employee’s Share (defined above) if termination occurs with a Change of Control.

Amounts paid pursuant to clause (3) above are contingent upon satisfaction of a Separation Release whereby Mr. Bradley agrees to waive and release any claims arising from his employment with the Company.

Mr. Bradley’s agreement includes typical confidentiality clauses and a 2-year non-competition clause.

Jeff Bradley—Restricted Shares Agreement

Pursuant to a Restricted Shares Agreement between the Company and Mr. Bradley, Mr. Bradley received 75,451 shares of restricted stock. The Restricted Shares Agreement provides that if Mr. Bradley’s employment is terminated for any reason, all unvested restricted shares are automatically forfeited and transferred to the Company. If Mr. Bradley is employed during a Change of Control (as defined in Mr. Bradley’s employment agreement above), any unvested restricted shares not previously forfeited will vest and cease to be restricted.

David Clark

The Company expects to enter into an employment agreement with David Clark. The terms of Mr. Clark’s employment are set out in his offer letter which provides severance in the amount of twelve months salary and the amount of Mr. Clark’s bonus (up to 50% of his base salary) accrued as of the termination date, if terminated by the Company other than for cause. Mr. Clark will also be subject to a typical confidentiality agreement and a 2-year non-competition agreement.

Acceleration of Vesting Provisions Pertaining to Stock Options and Restricted Stock Units Upon a Change in Control

Pursuant to the agreements governing the stock options and restricted stock units granted under the Company’s 2006 Stock Incentive Plan, certain events will accelerate the vesting of the shares.

Stock Options

If options are outstanding but not fully exercisable at the time of a Change of Control, and such options are not assumed or paid cash consideration in connection with the Change of Control, such options will automatically accelerate and become fully exercisable.

Pursuant to Mr. Clark’s stock option agreements with respect to his grant of stock options in connection with the Company’s initial public offering of common stock, regardless of whether his options are assumed or he is paid cash consideration in connection with a Change of Control, all of his outstanding but not otherwise fully exercisable options will automatically accelerate upon a Change of Control.

A Change of Control is defined as a change in the ownership or control of the Company through any of the following transactions:

•

a merger, consolidation or other reorganization approved by the Company’s stockholders, unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company’s outstanding voting securities immediately prior to such transaction;

•	a stockholder-approved sale, transfer or other disposition of all or substantially all of the Company’s assets; or

•

the closing of any transaction or series of related transactions pursuant to which any person or any group of persons comprising a “group” within the meaning of Rule 13d-5(b)(1) of the 1934 Act (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) becomes directly or indirectly the beneficial owner (within the meaning of 13d-3 of the 1934 Act) of securities possessing (or convertible into or exercisable for securities possessing) more than 50% of the total combined voting power of the Company’s securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company or the acquisition of outstaying securities held by one or more of the Company’s existing stockholders.

Stock options cease to vest upon termination of employment for any reason, including death or disability.

Restricted Stock Units

If restricted stock units are outstanding but unvested at the time of a Change of Control, and such restricted stock units are not assumed or replaced with a cash retention program in connection with the Change of Control, such restricted stock units will vest immediately.

A Change of Control is defined as a change in the ownership or control of the Company through any of the following transactions:

•

a merger, consolidation or other reorganization approved by the Company’s stockholders, unless securities representing more than 50% of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Company’s outstanding voting securities immediately prior to such transaction;

•	a stockholder-approved sale, transfer or other disposition of all or substantially all of the Company’s assets;

•

the closing of any transaction or series of related transactions pursuant to which any person or any group of persons comprising a “group” within the meaning of Rule 13d-5(b)(1) of the 1934 Act (other than the Company or a person that, prior to such transaction or series of related transactions, directly or indirectly controls, is controlled by or is under common control with, the Company) becomes directly or indirectly the beneficial owner (within the meaning of 13d-3 of the 1934 Act) of securities possessing (or convertible into or exercisable for securities possessing) more than 50% of the total combined voting power of the Company’s securities (as measured in terms of the power to vote with respect to the election of Board members) outstanding immediately after the consummation of such transaction or series of related transactions, whether such transaction involves a direct issuance from the Company or the acquisition of outstaying securities held by one or more of the Company’s existing stockholders; or

•

a change in the composition of the Board over a period of 12 consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

Restricted stock units cease to vest upon termination of employment for any reason, including death or disability.

Table of Benefits Upon Termination Events

The following tables show potential payments to the Named Executive Officers upon termination of employment, including without limitation a change in control, assuming a December 31, 2006 termination date. In connection with the amounts shown in the table:

•

Stock option benefit amounts for each option as to which vesting will be accelerated upon the occurrence of the termination event is equal to the product of the number of shares underlying the option multiplied by the difference between the exercise price per share of the option and the $18.39 closing price per share of our common stock on December 29, 2006.

•

Restricted stock benefit amounts are equal to the product of the number of restricted shares as to which vesting will be accelerated upon the occurrence of the termination event multiplied by the $18.39 per share closing price of our common stock on December 29, 2006.

Jeff Bradley

Benefit Type	Change in Control		Termination without Cause	Termination with Cause	Voluntary Termination	Death or Disability	Retirement
Severance Payments	1,000,000	(1)	350,000	0	0	0	0
Accrued Bonus(2)	0		225,000	0	0	0	0
Retirement Plan	0		0	0	0	0	13,030
Deferred Compensation Plan	0		0	0	0	0	0
Stock Options	0		0	0	0	0	0
Restricted Stock(3)	1,257,012		0	0	0	0	0
Excise Tax and Gross-Ups	0		0	0	0	0	0
Health and Welfare Benefits	0		0	0	0	0	0

TOTAL	2,257,012		575,000	0	0	0	13,030

(1)	This amount is payable under certain circumstances described above. The market price of the Company’s common stock as of the hypothetical termination date would result in no amount being due.
(2)	Assumes full bonus accrued for the year.
(3)	Assumes restricted stock units were not assumed or replaced in the event of a Change of Control pursuant to the 2006 Stock Incentive Plan.

David Clark(1)

Benefit Type	Change in Control	Termination without Cause	Termination with Cause	Voluntary Termination	Death or Disability	Retirement
Severance Payments	0	250,000	0	0	0	0
Accrued Bonus	0	125,000	0	0	0	0
Retirement Plan	0	0	0	0	0	0
Deferred Compensation Plan	0	0	0	0	0	0
Stock Options(2)	61,311	0	0	0	0	0
Restricted Stock	0	0	0	0	0	0
Excise Tax and Gross-Ups	0	0	0	0	0	0
Health and Welfare Benefits	0	0	0	0	0	0

TOTAL	61,311	375,000	0	0	0	0

(1)	The amounts represented on this table are based on Mr. Clark’s offer letter with the Company. Mr. Clark did not have an employment agreement in place at the hypothetical termination date.
(2)	All of Mr. Clark’s outstanding options accelerate upon a change of control pursuant to this stock option agreement under the 2006 Stock Incentive Plan.

Allen Egner

Benefit Type	Change in Control	Termination without Cause	Termination with Cause	Voluntary Termination	Death or Disability	Retirement
Accrued Bonus	0	0	0	0	0	0
Retirement Plan	0	0	0	0	0	71,592
Deferred Compensation Plan	0	0	0	0	0	0
Stock Options(1)	16,340	0	0	0	0	0
Restricted Stock(1)	324,528	0	0	0	0	0
Excise Tax and Gross-Ups	0	0	0	0	0	0
Health and Welfare Benefits	0	0	0	0	0	0

TOTAL	340,868	0	0	0	0	71,592

(1)	Assumes options and restricted stock units were not assumed or replaced in the event of a Change of Control pursuant to the 2006 Stock Incentive Plan.

Steve Lundmark

Benefit Type	Change in Control	Termination without Cause	Termination with Cause	Voluntary Termination	Death or Disability	Retirement
Accrued Bonus	0	0	0	0	0	0
Retirement Plan	0	0	0	0	0	242,119
Deferred Compensation Plan	0	0	0	0	0	0
Stock Options(1)	16,340	0	0	0	0	0
Restricted Stock(1)	324,528	0	0	0	0	0
Excise Tax and Gross-Ups	0	0	0	0	0	0
Health and Welfare Benefits	0	0	0	0	0	0

TOTAL	340,868	0	0	0	0	242,119

(1)	Assumes options and restricted stock units were not assumed or replaced in the event of a Change of Control pursuant to the 2006 Stock Incentive Plan.

DIRECTOR COMPENSATION

The following table provides information regarding compensation for the Company’s non-employee directors in 2006, which reflects the directors’ fees, compensation plans and other arrangements described herein. The table does not include compensation for reimbursement of travel expenses related to attending Board or Board Committee meetings.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Sami Mnaymneh(3)	0	—	0	—	—	—	0
Matthew Sanford(3)	0	—	0	—	—	—	0
Steve Scheinkman	0	—	0	—	—	—	0
Tracy Shellabarger	0	—	0	—	—	—	0
Tony Tamer(3)	0	—	0	—	—	—	0
Jeffrey Zanarini(3)	0	—	0	—	—	—	0

(1)

There were no board or committee meetings after the Company’s initial public offering of common stock on December 22, 2006 for which any director received compensation. No director received a cash retainer in 2006. Directors who are not employees of the Company nor affiliated with H.I.G. Capital will receive an annual retainer of $20,000 and an award of restricted stock units with a value of $20,000 based on the fair market value of shares of the Company’s common stock on the date of grant. Non-employee directors who are not affiliated with H.I.G. Capital are also paid $1,500 for attending each meeting of the Board or any Committee meeting of the Board.

(2)

Messrs. Sheinkman and Shellabarger each were granted options to purchase the Company’s common stock at an aggregate exercise price (based on the IPO price) of $30,000. The Company did not incur any compensation expense in connection with these options for the year ended December 31, 2006. The grant date fair value of the option awards granted in 2006 to each director computed in accordance with SFAS 123(R) was $14,523. At December 31, 2006, the number of shares of the Company’s Common Stock underlying options held by the directors listed in the table was: Mr. Sheinkman, 1,764 shares; and Mr. Shellabarger, 1,764 shares.

(3)	Directors who are employed by the Company or affiliated with H.I.G. Capital are not compensated for acting as a director.

Board Independence

Pursuant to the NASDAQ listing standards, a majority of the Board must be independent. The Board has affirmatively determined that each of Tracy Shellabarger, Steve Scheinkman, Matthew Sanford and Jeffrey Zanarini are independent as defined in the NASDAQ listing standards.

EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2006 concerning shares of our common stock authorized for issuance under our existing non-qualified equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)	Weighted- average exercise price of outstanding options, warrants and rights (B)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by security holders(1)	188,817	$17.00	261,183
Equity compensation plans not approved by security holders	0	—	0

Total	188,817	$17.00	261,183

(1)	Represents shares issued under the 2006 Stock Incentive Plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of July 20, 2007, information regarding the beneficial ownership of the common stock of the Company before the completion of this offering and shows the number and percentage owned by:

•	each person who is known by us to beneficially own more than 5% of our outstanding common stock;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all members of our board of directors and executive officers as a group.

	Shares Beneficially Owned Prior to this Offering		Shares Included in this Offering	Shares Included in this Offering Assuming Exercise of Over-Allotment Option	Shares Beneficially Owned After Offering Assuming No Exercise of Over-Allotment Option		Shares Beneficially Owned After Offering Assuming Full Exercise of Over-Allotment Option
Beneficial Owner	Number	Percent	Number	Number	Number	Percent	Number	Percent
Directors and Executive Officers
Jeff Bradley	75,986	*	—	—	75,986	*	75,986	*
David Clark	—	—	—	—	—		—
Allen Egner	—	—	—	—	—		—
Steve Lundmark	200	*	—	—	200	*	200	*
Sami Mnaymneh(1)	7,486,303	42.6%
Matthew Sanford	—	—	—	—	—		—
Tony Tamer(1)	7,486,303	42.6%
Jeffrey Zanarini	—	—	—	—	—		—
Tracy L. Shellabarger	—	—	—	—	—		—
Steve Scheinkman	—	—	—	—	—		—
All executive officers and directors as a group (10 persons)(2)	7,562,489	43.05%

5% Stockholders
H.I.G. Capital LLC, Inc. and affiliates(3)	7,486,303	42.6%

*	less than 1%
(1)

Mr. Mnaymneh and Mr. Tamer are directors of H.I.G. Capital LLC, Inc. and may be deemed to beneficially own the shares of common stock held of record by H.I.G. Capital LLC, Inc. and its affiliates. Mr. Mnaymneh and Mr. Tamer disclaim beneficial ownership of such shares of common stock except to the extent of any pecuniary interest therein.

(2)

Includes 7,486,303 shares that may be deemed to be beneficially owned by Mr. Mnaymneh and Mr. Tamer, officers and directors of H.I.G. Capital LLC, Inc. Mr. Mnaymneh and Mr. Tamer disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

(3)

Mr. Mnaymneh and Mr. Tamer have investment or voting power over the shares held by H.I.G. Capital LLC, Inc. and its affiliates. The address of H.I.G. Capital LLC, Inc. is 1001 Brickell Bay Drive, 27th Floor, Miami, FL 33131.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Approval of Transactions with Related Persons

The Company intends to adopt a policy that all transactions with directors, officers and other affiliates must be on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a person or entity that is not an affiliate of the Company. The policy will include procedures for reviewing and obtaining approval of proposed transactions with affiliates.

Management Agreement

On June 10, 2005, our wholly owned subsidiary Claymont Steel entered into a management agreement with H.I.G. Capital, LLC, an affiliate of our principal stockholder. Pursuant to the terms of this agreement, H.I.G. Capital provided management, consulting and financial services to Claymont Steel, subject to the supervision of its Board. In exchange for these services, Claymont Steel paid H.I.G. Capital an annual management fee of $675,000. In addition to this fee, H.I.G. Capital received additional compensation for the introduction or negotiation of any transactions not in the ordinary course of business or pursuant to which we acquire or dispose of any business operations. The amount of any additional compensation was to be determined by good faith negotiations between H.I.G. Capital and Claymont Steel’s Board, except that in the case of a sale of a majority of Claymont Steel’s stock or all or substantially all of its assets to a third party, H.I.G. Capital was entitled to a fee equal to 1% of the aggregate sale transaction value. Claymont Steel also agreed to reimburse H.I.G. Capital for any expenses incurred in the performance of its duties under the management agreement. In December 2006, this agreement was terminated. In connection with the agreement, the Company paid H.I.G. Capital a fee of $4 million, $1 million of which represents a transaction fee payable upon completion of the Company’s initial public offering of common stock and $3 million of which represents a fee to terminate our obligation to make payments under the management services agreement.

Registration Rights

Affiliates of H.I.G. Capital or its transferees are entitled to demand the registration of shares of common stock held by them and to include its shares for registration in certain registration statements that we may file under the Securities Act.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, and of specific provisions of Delaware law.

General

Our total authorized number of shares of common stock is 100,000,000 shares.

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of preferred stock, $0.001 par value per share, the rights and preferences of which may be established from time to time by the board of directors. Upon completion of this offering, there will be 17,566,754 shares of common stock outstanding and no outstanding shares of preferred stock.

Common Stock

Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters. The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable, and the shares of our common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue preferred stock in one or more series, and to fix the rights, preferences and privileges of any preferred stock. Any and all of these rights, preferences and privileges may be superior to the rights of the common stock.

Composition of Board of Directors; Election and Removal of Directors

In accordance with our amended and restated bylaws, the number of directors comprising our board of directors will be as determined from time to time by our board of directors, and only a majority of the board of directors may fix the number of directors. We have seven directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our board of directors, a majority of the total number of directors then in office will constitute a quorum for all purposes.

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors is elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board.

Under the Delaware General Corporation Law, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation does not make an exception to this rule. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that any vacancies on our board of directors be filled only by the affirmative vote of a majority of the remaining directors.

Amendment of Our Certificate of Incorporation

Under applicable law, our amended and restated certificate of incorporation may be amended only with the affirmative vote of a majority of the outstanding stock entitled to vote thereon.

Amendment of Our Bylaws

Our amended and restated bylaws provide that they can be amended by the vote of the holders of a majority of the shares then entitled to vote or by the vote of a majority of the board of directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation provides that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors, officers and employees against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise.

The right to be indemnified includes the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it will be determined that he or she is not entitled to be indemnified.

Our board of directors may take such action as it deems necessary to carry out these indemnification provisions, including adopting procedures for determining and enforcing indemnification rights and purchasing insurance policies. Our board of directors may also adopt bylaws, resolutions or contracts implementing indemnification arrangements as may be permitted by law. Neither the amendment nor repeal of these indemnification provisions, nor the adoption of any provision of our amended and restated certificate of incorporation inconsistent with these indemnification provisions, will eliminate or reduce any rights to indemnification relating to their status or any activities prior to such amendment, repeal or adoption.

We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Anti-takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer,

•	acquisition of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Election and Removal of Directors. Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes. The term of the first class of directors expires at our first annual meeting of stockholders following the offering; the term of the second class of directors expires at our second annual meeting of stockholders following the offering; and the term of the third class of directors expires at our third annual meeting of stockholders following the offering. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders. In addition, our directors may only be removed for cause. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Size of Board and Vacancies. Our amended and restated bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Newly created directorships resulting from any increase in our authorized number of directors or any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled by the majority vote of our remaining directors in office, except that any vacancy caused by the removal of a director by a majority vote of our stockholders may be filled by a majority vote of our stockholders.

Delaware Anti-takeover Law. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock. The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Listing

Our common stock is listed on the Nasdaq Global Market under the trading symbol “PLTE”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This summary describes the principal tax consequences of the ownership and disposition of our common stock, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of our common stock. This summary applies only to purchasers of our common stock that will hold our common stock as a capital asset for tax purposes and does not apply to special classes of holders such as dealers and traders in securities or currencies, holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar (other than Non-U.S. Holders), tax-exempt organizations, certain financial institutions, real estate investment trusts, regulated investment companies, insurance companies, persons that acquired our common stock pursuant to the exercise of any employee stock option or otherwise as compensation, holders liable for the alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding our common stock in a hedging transaction or as part of a straddle, conversion, constructive sale transaction or other integrated transaction.

Each holder should consult such holder’s own tax adviser concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in our common stock.

U.S. Holders

In this discussion, references to a “U.S. Holder” are to a beneficial owner of our common stock that is

•	a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any State thereof or the District of Columbia,

•	an estate the income of which is subject to United States federal income tax without regard to its source, or

•

a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Taxation of Distributions

U.S. Holders will be taxed on distributions on our common stock as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits for U.S. federal income tax purposes. If a U.S. Holder is taxed as a corporation, dividends may be eligible for the 70% dividends-received deduction. The Internal Revenue Code of 1986, as amended, or the Code, contains various limitations upon the dividends-received deduction. U.S. Holders who are corporations should consult their tax advisors with respect to the possible application of these limitations in their particular circumstances.

A U.S. Holder generally will not be taxed on any portion of a distribution not paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) if its tax basis in our common stock is greater than or equal to the amount of the distribution. However, U.S. Holders will be required to reduce their tax basis (but not below zero) in our common stock by the amount of the distribution, and would recognize capital gain to the extent that the distribution exceeds their tax basis in our common stock. Further, U.S. Holders who are corporations would not be entitled to a dividends-received deduction with respect to any portion of a distribution on our common stock that is not paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

Distributions that individual U.S. Holders receive with respect to our common stock that are treated as dividends for U.S. federal income tax purposes and includable in income in a taxable year beginning prior to January 1, 2011 will be subject to taxation as net capital gain at a maximum rate of 15%, provided that certain holding period and other requirements are satisfied.

Taxation of Capital Gains

Upon the sale or other disposition of our common stock, a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized on the disposition of our common stock and the U.S. Holder’s tax basis in our common stock. Such gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if our common stock has been held for more than one year. Generally, capital gain recognized by an individual U.S. Holder before January 1, 2011 is subject to taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

This subsection describes the tax consequences to a “Non-U.S. Holder”. For purposes of this discussion, you are a “Non-U.S. Holder” if you are a beneficial owner of our common stock and are for United States income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	a foreign estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from our common stock.

Taxation of Dividends

Any distributions received in respect of our common stock by a person that is a Non-U.S. Holder, to the extent treated as dividends for U.S. federal income tax purposes, generally will be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate specified by an applicable income tax treaty, unless the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S.

If the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, the dividend will, unless a tax treaty applies and provides for an exception or taxation at a reduced rate, be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the withholding tax. In addition, dividends received by a corporate Non-U.S. Holder that are effectively connected with a U.S. trade or business may, under some circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate specified by an applicable income tax treaty. Generally, tax treaty benefits will not be available unless dividends in the common stock are not attributable to a permanent establishment in the United States of the Non-U.S. Holder.

For purposes of obtaining a reduced rate of withholding under an income tax treaty, the Non-U.S. Holder will be required to provide information concerning the Non-U.S. Holder’s country of residence and entitlement to tax treaty benefits on an appropriate form, currently Internal Revenue Service, or IRS, Form W-8BEN, and may also be required to provide a U.S. taxpayer identification number thereon. However, some payments to foreign partnerships and other fiscally transparent entities may not be eligible for a reduced rate of withholding tax under an applicable income tax treaty or may require provision of IRS Form W-8BEN by the fiscally transparent entity and IRS Form W-BEN by its beneficial owners that are eligible for such reduced rate of withholding. If a Non-U.S. Holder claims exemption from withholding with respect to dividends effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S., the Non-U.S. Holder must provide appropriate certification, currently on IRS Form W-8ECI, to us or our paying agent. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, the Non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

If a distribution exceeds our current and accumulated earnings and profits allocable to the distribution, it will be treated first as a return of the Non-U.S. Holder’s tax basis in the common stock to the extent of the

Non-U.S. Holder’s adjusted tax basis in the common stock and then as gain from the sale of a capital asset, which would be taxable as described below. Because our current earnings and profits for a taxable year may not be known at the time of distribution, we expect to withhold as though all our distributions are from our current or accumulated earnings and profits. Any withholding tax on distributions in excess of our current and accumulated earnings and profits will be refundable to the Non-U.S. Holder upon the timely filing of an appropriate claim for refund with the IRS.

Taxation of Capital Gains

Generally, Non-U.S. Holders will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our common stock. However, a Non-U.S. Holder will be subject to U.S. federal income tax on the gain if:

•	the gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business and, if a tax treaty applies, attributable to the Non-U.S. Holder’s U.S. permanent establishment,

•

the Non-U.S. Holder is an individual who is a former citizen of the United States who lost U.S. citizenship within the preceding ten-year period, or a former long-term resident of the United States who relinquished U.S. residency on or after February 6, 1995, and the loss of citizenship or permanent residency had as one of its principal purposes the avoidance of U.S. tax, or

•	the Non-U.S. Holder is a non-resident alien individual, the Non-U.S. Holder is present in the U.S. for 183 or more days in the taxable year of disposition and certain other conditions exist.

A Non-U.S. Holder will also be subject to U.S. federal income tax on any gain from the sale of our common stock if we are or have been a “U.S. real property holding corporation” within the meaning of section 897(c)(2) of the Code at any time the Non-U.S. Holder held our common stock, or within the five-year period preceding the sale of our common stock if the Non-U.S. Holder holds our common stock for more than five years. We believe that:

•	we are not now a “U.S. real property holding corporation”,

•	we have not been a “U.S. real property holding corporation” at any time since we were formed, and

•

based on the assumption that the fair market value of the U.S. real property interests of each company in our group will continue to be less than 50 percent of the sum of the fair market value of our real property interests plus the fair market value of any other assets in the United States that are used in a business, we should not be a “U.S. real property holding corporation” in the future.

If we were a “U.S. real property holding corporation” or were to become a “U.S. real property holding corporation,” a Non-U.S. Holder would be subject to U.S. federal income tax on any gain from sale of our common stock if the Non-U.S. Holder beneficially owned, or had owned at any time during the specified five-year period, more than 5% of the total fair market value of the class of stock the Non-U.S. Holder sold.

Information Reporting and Backup Withholding

U.S. Holders

Dividends and proceeds from the sale or other disposition with respect to our common shares paid to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding collected from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is furnished to the IRS.

Non-U.S. Holders

We generally will be required to report to a Non-U.S. Holder and to the IRS the amount of any dividends paid to the Non-U.S. Holder in each calendar year and the amounts of tax withheld, if any, with respect to the dividend payments. Copies of the information returns reporting the dividends and withholding may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Backup withholding is generally imposed at the current rate of 28% on certain payments to persons that fail to furnish the necessary identifying information to the payor. You generally will be subject to backup withholding tax with respect to dividends paid on our common stock at a 28% rate unless you certify your non-U.S. status.

Payment of the proceeds of a sale of our common stock by or through a U.S. office of a broker will be subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of our common stock by or through a foreign office of a broker. If, however, the broker is, for U.S. federal income tax purposes:

•	a U.S. person,

•	a “controlled foreign corporation,”

•	a foreign person, 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or

•

a foreign partnership in which one or more U.S. persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, payment of the proceeds will be subject to information reporting, but not backup withholding, unless:

•	the broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or

•	the beneficial owner otherwise establishes an exemption.

Certification will be required in the case of the disposition of shares of our common stock held in an offshore account if the disposition is made through a foreign broker described in the immediately preceding paragraph.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

The foregoing discussion is for general information and is not tax advice. Accordingly, each Non-U.S. Holder of our common stock should consult its tax advisor as to the particular tax consequences to it of owning our common stock, including the applicability and effect of any state, local or foreign income tax laws, and any recent or prospective changes in applicable tax laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                      , 2007, Jefferies & Company, Inc., as underwriter, has agreed to purchase and the selling stockholder has agreed to sell to it all of the shares listed on the front cover of this prospectus.

The underwriter is offering the shares of common stock subject to their acceptance of the shares from the selling stockholder and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the shares of common stock offered by this prospectus is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the underwriter’s over-allotment option described below.

Over-Allotment Option

The selling stockholder has granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                  additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. We will not receive any proceeds from the sale of the shares of common stock upon the exercise of the underwriter’s over-allotment option.

Commission and Expenses

The underwriter has advised us that it proposes to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. The underwriter may allow, and certain dealers may reallow, a discount from the concession not in excess of $         per share of common stock to certain brokers and dealers. After the offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriter. No such reduction shall change the amount of proceeds to be received by the selling stockholder as set forth on the cover page of this prospectus. The shares of common stock are offered by the underwriter as stated herein, subject to receipt and acceptance by it and subject to their right to reject any order in whole or in part. The underwriter does not intend to confirm sales to any accounts over which it exercises discretionary authority.

The following table shows the public offering price, the underwriting discounts and commissions payable to the underwriter by the selling stockholder and the proceeds, before expenses, to the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares.

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment

Public offering price	$	$	$	$

Underwriting discounts and commissions paid by the selling stockholder	$	$	$	$

Proceeds, before expenses, to the selling stockholder	$	$	$	$

The estimated expenses payable in connection with the offering of shares of common stock, other than the underwriting discounts and commissions referred to above, will be approximately $     million.

Indemnification

We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriter may be required to make in respect of those liabilities.

Lock-up Agreements

We, our officers, directors and the selling stockholder have agreed, subject to specified exceptions, not to directly or indirectly:

•

sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or

•

otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially, or

•	publicly announce an intention to do any of the foregoing for a period of 90 days after the date of this prospectus without the prior written consent of Jefferies & Company, Inc.

This restriction terminates after the close of trading of the shares of common stock on and including the 90 days after the date of this prospectus. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, then in either case the expiration of the 90-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of an earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriter and any of our stockholders who will execute a lock-up agreement, providing consent to the sale of shares prior to the expiration of the lock-up period.

Listing

Our common stock is listed on The Nasdaq Global Market under the trading symbol “PLTE”.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of the offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Passive Market Making

Until the distribution of the shares of common stock is completed, SEC rules may limit the underwriter from bidding for and purchasing shares. However, the underwriter may engage in transactions that stabilize the market price of the shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum.

In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise make short sales of shares of the Company’s common stock and may purchase shares of the Company’s common stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s over-allotment option to purchase additional shares in this offering. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriter in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares of common stock. A “syndicate covering transaction” is the bid for or purchase of shares of common stock on behalf of the underwriter to reduce a short position incurred by the underwriter in connection with the offering.

Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Company’s stock or preventing or retarding a decline in the market price of the Company’s stock. As a result, the price of the Company’s stock may be higher than the price that might otherwise exist in the open market.

Neither we, the selling stockholder nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

In connection with this offering, the underwriter and selling group members may engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Affiliations

The underwriter or its affiliates have in the past performed and may in the future from time to time perform investment banking and other financial services for us and our affiliates for which they receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services.

Jefferies & Company, Inc. acted as (i) the initial purchaser for our offering of our 15% Senior Secured Pay-In-Kind Notes due 2010, (ii) the initial purchaser for Claymont Steel’s offering of its Senior Secured Floating Rate Notes due 2010 and its 8.875% Senior Notes due 2015 and (iii) an underwriter on our initial public offering. In consideration for these services, Jefferies & Company, Inc. received customary cash compensation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania. Certain legal matters will be passed upon for the underwriters by White & Case LLP, New York, New York.

EXPERTS

The consolidated financial statements of Claymont Steel Holdings, Inc. as of December 31, 2006 and 2005 and for the year ended December 31, 2006, the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004 incorporated by reference in this prospectus have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm as stated in their report herein, and are so included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to this offering. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and this offering, you should refer to the registration statement and the exhibits filed as a part of the registration statement. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

You may obtain copies of the information and documents referenced in this prospectus and included as exhibits to the registration statement at no charge by writing or telephoning us at the following address or telephone number:

Claymont Steel Holdings, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

Attention: Allen Egner, Vice President, Finance

(302) 792-5400

A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding us and other companies that file materials with the SEC electronically.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in other documents that we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, filed on April 2, 2007;

•	our Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2006, filed on April 30, 2007;

•	our Amendment No. 2 to the Annual Report on Form 10-K for the year ended December 31, 2006, filed on July 23, 2007;

•	our Quarterly Report for the quarter ended March 31, 2007, filed on May 15, 2007;

•	our Amendment No. 1 to the Quarterly Report for the quarter ended March 31, 2007, filed on July 23, 2007; and

•	our Current Report on Form 8-K, filed on February 5, 2007.

We will provide to each person to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made in writing or by telephoning us at the address or phone number under “Where You Can Find More Information”.

                     Shares

CLAYMONT STEEL HOLDINGS, INC.

Common Stock

PROSPECTUS

                    , 2007

Jefferies & Company

Until                         , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee.

SEC registration fee		$3,837.50
NASD filing fee		*
Nasdaq Global Market listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent’s fees		*
Blue sky fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law, or DGCL, provides that a Delaware corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of the corporation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

The DGCL further authorizes a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

The amended and restated bylaws of our company, as well as our amended and restated certificate of incorporation, provide for the indemnification our directors and officers to the fullest extent authorized by law. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, a director shall not be liable for monetary damages for breach of the director’s fiduciary duty. We have purchased insurance on behalf of our directors and officers.

The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless the Company, each of our directors, each of our officers who signs the registration statement, and each person who controls the Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to the Company by or on behalf of such underwriter specifically for inclusion in certain documents.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

During the three years preceding the filing of this registration statement, the registrant has not sold its securities without registration under the Securities Act of 1933 except as described below:

On May 19, 2005, pursuant to a Contribution Agreement, 1,000,000 shares of Claymont Steel Holdings, Inc.’s common stock, par value, $0.001 per share were issued to H.I.G. Capital LLC, Inc. in exchange for 1,000 shares of common stock, par value $0.001 per share of Claymont Steel, Inc. The issuance of stock to H.I.G. Capital LLC, Inc. was made in a private placement pursuant to 4(2) of the Securities Act and therefore was exempt from registration under the Securities Act.

On July 8, 2005, we granted 6,712 shares of our restricted stock, representing 0.6667% of our then outstanding common stock to our Chief Executive Officer Jeff Bradley. The grant of restricted stock to Jeff Bradley was made in a private placement pursuant to 4(2) of the Securities Act and therefore was exempt from registration under the Securities Act.

On July 6, 2006, Claymont Steel Holdings, Inc. issued (i) $75,000,000 in aggregate principal amount of Senior Secured Pay-In-Kind Notes due 2010. The sale of the notes to Jefferies & Company, Inc. was made in a private placement pursuant to 4(2) of the Securities Act. The initial resale of the notes by Jefferies & Company, Inc. was made to qualified institutional buyers pursuant to Rule 144A, Rule 501(a)(1), (2), (3) and (7), and Regulation S under the Securities Act and, therefore, was exempt from registration under Section 4(2) of the Securities Act. These notes were redeemed in February 2007.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

Exhibit Number	Description of Exhibits
1.1**	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of Claymont Steel Holdings, Inc. (previously filed as Exhibit 3.1 to the Claymont Steel Holdings, Inc. Form 10-K for the year ended December 31, 2006, filed with the Commission on April 2, 2007)
3.2	Amended and Restated Bylaws of Claymont Steel Holdings, Inc. (previously filed as Exhibit 3.2 to the Claymont Steel Holdings, Inc. Form 10-K for the year ended December 31, 2006, filed with the Commission on April 2, 2007)
4.1

Registration Rights Agreement between H.I.G. Capital LLC, Inc. and CitiSteel USA Holdings, Inc.,

dated as of November 28, 2006 (previously filed as Exhibit 4.6 to Amendment No. 6 to the Registration Statement on Form S-1 (File No. 333-136352) of Claymont Steel Holdings, Inc. filed with the Commission on December 14, 2006.

4.2	Indenture, dated as of February 15, 2007, between Claymont Steel, Inc., CitiSteel PA, Inc. and The Bank of New York, as Trustee, with respect to the Senior Notes due 2015 (previously filed as Exhibit 4.1 to the Registration Statement on Form S-4 (File No. 333-142867) of Claymont Steel, Inc. filed with the Commission on May 11, 2007)
4.3	Form of Senior Note due 2015 (included as Exhibit A to the Indenture (Exhibit 4.2)) (previously filed as Exhibit 4.2 to the Registration Statement on Form S-4 (File No. 333-142867) of Claymont Steel, Inc. filed with the Commission on May 11, 2007)
4.4	Registration Rights Agreement, dated as of February 15, 2007, between Claymont Steel, Inc., CitiSteel PA, Inc., Jefferies & Company, Inc. and CIBC World Markets Corp. (previously filed as Exhibit 4.3 to the Registration Statement on Form S-4 (File No. 333-142867) of Claymont Steel, Inc. filed with the Commission on May 11, 2007)

Exhibit Number	Description of Exhibits
5.1**	Legal Opinion of Morgan, Lewis & Bockius LLP
10.1	Amended and Restated Financing Agreement, dated as of February 15, 2007, between the Lenders party thereto, U.S. Bank National Association, as Agent and Claymont Steel, Inc., as Borrower (previously filed as Exhibit 10.1 to the Registration Statement on Form S-4 (File No. 333-142867) of Claymont Steel, Inc. filed with the Commission on May 11, 2007)
10.2	Purchase Agreement, dated as of February 5, 2007, between Claymont Steel, Inc., CitiSteel PA, Inc., Jefferies & Company, Inc. and CIBC World Markets Corp. (previously filed as Exhibit 10.2 to the Registration Statement on Form S-4 (File No. 333-142867) of Claymont Steel, Inc. filed with the Commission on May 11, 2007)
10.3	Employment Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc. (previously filed as Exhibit 10.8 to Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-131812) of Claymont Steel USA, Inc. filed with the Commission on April 21, 2006)
10.4	Restricted Shares Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc. (previously filed as Exhibit 10.9 to Amendment No. 1 to Registration Statement on Form S-4 (File No.
333-131812) of Claymont Steel USA, Inc. filed with the Commission on April 21, 2006)
10.5	Tax Sharing Agreement, dated July 6, 2006 among CitiSteel USA Holdings, Inc., CitiSteel USA, Inc. and CitiSteel PA, Inc. (previously filed as Exhibit 4.6 to Registration Statement on Form S-1 (File No. 333-136352) of Claymont Steel Holdings, Inc. filed with the Commission on August 7, 2006)
21.1	List of subsidiaries (previously filed as Exhibit 21.1 to the Claymont Steel Holdings, Inc. Form 10-K for the year ended December 31, 2006, filed with the Commission on April 2, 2007)
23.1*	Consent of Crowe Chizek and Company LLC
23.2**	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature pages)

*	Filed herewith.
**	To be filed by amendment.

ITEM 17. UNDERTAKINGS

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on July 24, 2007.

CLAYMONT STEEL HOLDINGS, INC.

By:	/s/ JEFF BRADLEY
Name: Jeff Bradley
Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Jeff Bradley as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agent full power and authority to perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY IN WHICH SIGNED	DATE

/S/ JEFF BRADLEY Jeff Bradley	Chief Executive Officer and Director (principal executive officer)	July 24, 2007

/S/ DAVID CLARK David Clark	Chief Financial Officer (principal financial officer)	July 24, 2007

/S/ ALLEN EGNER Allen Egner	Vice President, Finance (principal accounting officer)	July 24, 2007

/S/ SAMI MNAYMNEH Sami Mnaymneh	Director	July 24, 2007

/S/ MATTHEW SANFORD Matthew Sanford	Director	July 24, 2007

/S/ JEFFREY ZANARINI Jeffrey Zanarini	Director	July 24, 2007

/S/ TONY TAMER Tony Tamer	Director	July 24, 2007

/S/ TRACY L. SHELLABARGER Tracy L. Shellabarger	Director	July 24, 2007

/S/ STEVE SCHEINKMAN Steve Scheinkman	Director	July 24, 2007